

OLD MUTUAL®

Funds I

Old Mutual Funds I

ANNUAL REPORT

July 31, 2009

Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Asset Allocation Growth Portfolio

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2009, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2009 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Barclays Capital U.S. Aggregate Index (formerly known as Lehman Brothers U.S. Aggregate Index)

The unmanaged Barclays Capital U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of June 2007, the MSCI EAFE Index consisted of the following 21 developed market country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

ABOUT THIS REPORT — concluded

Standard & Poor's SuperComposite 1500 Index

The unmanaged Standard & Poor's SuperComposite 1500 ("S&P 1500") Index is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Barclays Capital.

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MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The fiscal year ended July 31, 2009 was marked by periods of extreme volatility, a severe economic compression and near collapse of the U.S. financial system. The global economy faced its deepest recession since World War II. The fiscal year also saw a market rally led by growth stocks in the fourth quarter of 2008 and first quarter of 2009, and a market rally led by low quality names and micro-cap companies, which helped the worldwide stock markets post rebounds in the second quarter of 2009. Over the fiscal year, both growth and value styles went in and out of favor with value having a slight edge. U.S. stocks, as measured by the S&P 500 Index, declined by (19.96)% for the one-year period ended July 31, 2009.

From August 2008 through early March 2009, the financial markets continued to be volatile. What began as a subprime real estate mortgage crisis became a full-blown financial crisis that quickly affected all markets and led to worldwide asset price deflation. Beginning in early March 2009, the U.S. government, along with other governments around the world, took unprecedented actions to end the global financial crisis. The last three months of the fiscal year were marked by a striking reversal as riskier assets such as equities, credit and emerging markets performed relatively well and recovered some of their previous losses.

Despite this challenging environment, Old Mutual Capital, Inc. believes that the current U.S. government policy response may help the global economy start to recover, although it expects to see higher than normal volatility, making the journey painful. Old Mutual Capital, Inc. believes that although it may take some time to play out, strong long-term opportunities are available to patient investors, and as the economy recovers, those investors will likely be rewarded.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned (0.49)% at net asset value, while the S&P 1500 Index returned (19.97)% and the Barclays Capital U.S. Aggregate Index returned 7.85%. Performance for all share classes can be found on page 7.

Q. What investment environment did the Fund face during the past year?

A. The past year saw two economic environments. From August 2008 through early March 2009, the financial markets continued to be volatile. What began as a subprime real estate mortgage crisis became a full-blown financial crisis that quickly affected all markets and led to worldwide asset price deflation. Equity investments around the world suffered devastating losses. Between August 1, 2008 and March 9, 2009, the S&P 500 Index returned (45.64)%, while the MSCI EAFE® Index returned (51.31)% for the same period.

Beginning in early March 2009, the U.S. government, along with other governments around the world, took unprecedented action to end the global financial crisis. Although Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, believes long-term headwinds remain that may dampen the pace of a true economic recovery, the S&P 500 Index returned 47.24% from March 10, 2009 through the end of July 2009, while the MSCI EAFE® Index returned 59.88% for the same period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for a 30% equity and 70% fixed income allocation. The Fund's performance during the period was hurt due to the underperformance of the large-cap value, short-term bond and international bond asset classes. The large-cap growth and high yield bond asset classes helped add value.

Over the fiscal year, the Fund undertook two dynamic positions: (1) an overweight of U.S. equities relative to U.S. bonds in September 2008; and (2) an underweight of high yield bonds relative to U.S. bonds in June 2009. Collectively, these positions resulted in a slightly negative return for the Fund.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight High Yield Fund were among the contributors to overall performance. Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual TS&W Mid-Cap Value Fund were among the detractors from overall performance this year.

Q. What is the investment outlook?

A. Ibbotson notes that, historically, the market tends to rally near the end of recessions, however, no calendar quarter at the end of a recession in recent history has had a return higher than the second calendar quarter of 2009. Ibbotson points out that financial stocks have been one of the fastest recovering sectors since the market rally began in March 2009, and that, in general, all stocks of leveraged companies reported healthy gains as stock valuations incorporated decreasing interest rate spreads for riskier borrowers. Ibbotson also notes that most industrialized markets performed positively for the first half of 2009 and some emerging markets have seen gains over 50% in the first half of 2009. Ibbotson believes that a gloomy macroeconomic picture remains, and that it is unclear whether the recent market rally is justified and whether current valuations will remain.

Performance Highlights

- *For the fiscal year ended July 31, 2009, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned (0.49)% at net asset value, while the S&P 1500 Index returned (19.97)% and the Barclays Capital U.S. Aggregate Index returned 7.85%.*

- *The Fund's relative performance during the period was hurt due to the underperformance of the large-cap value, short-term bond and international bond asset classes. The large-cap growth and high yield bond asset classes helped add relative value.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight High Yield Fund were among the contributors to overall performance.*

- *Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual TS&W Mid-Cap Value Fund were among the detractors from overall performance this year.*

Asset Allocation Conservative Portfolio

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of July 31, 2009	
Old Mutual Barrow Hanley Core Bond Fund	31.1%
Old Mutual Dwight Short Term Fixed Income Fund	11.1%
Old Mutual Dwight High Yield Fund	10.0%
Old Mutual Dwight Intermediate Fixed Income Fund	9.8%
Old Mutual International Bond Fund	8.4%
Old Mutual Barrow Hanley Value Fund	6.9%
Old Mutual TS&W Mid-Cap Value Fund	6.3%
Old Mutual International Equity Fund	6.2%
Old Mutual Focused Fund	2.9%
Old Mutual Analytic U.S. Long/ Short Fund	2.2%
As a % of Total Fund Investments	94.9%

Ibbotson points out that for U.S. government bonds, the yield curve has steepened over the past few months and notes three possible explanations: (1) an expectation of inflation over the next five to ten years; (2) an expectation of increased government borrowing over upcoming years; or (3) an expectation of an increase in the productivity of capital in the future. Ibbotson also notes that the recent decrease in spreads on U.S. credit bonds has been substantial, suggesting that panic in the bond market may be receding.

Ibbotson notes that some real estate investment trusts ("REITs") that entered the crisis with limited debt are now in a dominant position and have been able to refinance their debt. Ibbotson notes also that many REITs have been paying dividends in a mix of stocks and cash which allows them to avoid increasing their debt burden, and instead use cash flows to pay off debt. Ibbotson points out that less leveraged REITs are using this practice to increase their cash reserves so they can buy at distressed prices. Ibbotson notes that REITs in several non-U.S. markets have strict limits on leverage, and therefore might be expected to suffer less from the current restrictive credit market. Currently, dividend yields of non-U.S. REITs appear in line with U.S. REITs, however, non-U.S. REITs do not pay dividends partially in stock, and Ibbotson believes this may be a concern for yield seeking investors.

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(6.24)%	2.58%
Class A without load	09/30/04	(0.49)%	3.85%
Class C with load	09/30/04	(2.12)%	3.10%
Class C without load	09/30/04	(1.20)%	3.10%
Class Z	12/09/05	(0.17)%	3.38%
Institutional Class	09/30/04	(0.19)%	4.11%
S&P 1500 Index	09/30/04	(19.97)%	(0.12)%
Barclays Capital U.S. Aggregate Index	09/30/04	7.85%	4.86%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated January 2, 2009 to the prospectus dated November 19, 2008) are 1.88% and 1.39%; 2.53% and 2.14%; 4.91% and 1.14%; and 1.65% and 1.14%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2009 — % of Total Fund Investments



OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.4%		
Government/Corporate — 70.5%		
Old Mutual Barrow Hanley		
Core Bond Fund	1,523,404	$15,981
Old Mutual Dwight High Yield Fund	524,692	5,152
Old Mutual Dwight Intermediate		
Fixed Income Fund	499,842	5,038
Old Mutual Dwight Short Term		
Fixed Income Fund	578,209	5,719
Old Mutual International Bond Fund	501,359	4,322
Total Government/Corporate		36,212
Growth — 2.7%		
Old Mutual Advantage Growth Fund	128,750	805
Old Mutual Growth Fund*	28,943	584
Total Growth		1,389
Growth-Large Cap — 1.6%		
Old Mutual Large Cap Growth Fund*	60,390	833
Total Growth-Large Cap		833
International Equity — 6.2%		
Old Mutual International Equity Fund	412,168	3,186
Total International Equity		3,186
Market Neutral-Equity — 2.2%		
Old Mutual Analytic		
U.S. Long/Short Fund	118,930	1,148
Total Market Neutral-Equity		1,148
Value — 9.9%		
Old Mutual Barrow Hanley Value Fund	707,370	3,572
Old Mutual Focused Fund	79,643	1,488
Total Value		5,060
Value-Mid Cap — 6.3%		
Old Mutual TS&W Mid-Cap Value Fund	469,419	3,220
Total Value-Mid Cap		3,220
Total Affiliated Mutual Funds (Cost $53,552)		51,048
Money Market Fund — 0.8%		
Dreyfus Cash Management Fund,		
Institutional Class, 0.329% (A)	380,325	380
Total Money Market Fund (Cost $380)		380
Total Investments — 100.2% (Cost $53,932)		51,428
Other Assets and Liabilities, Net — (0.2)%		(80)
Total Net Assets — 100.0%		$51,348

For descriptions of abbreviations and footnotes, please refer to page 21.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$51,048	$—	$—	$51,048
Money Market Fund	380	—	—	380
Total Investments	$51,428	$—	$—	$51,428

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

8

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned (9.30)% at net asset value, while the S&P 1500 Index returned (19.97)% and the Barclays Capital U.S. Aggregate Index returned 7.85%. Performance for all share classes can be found on page 11.

Q. What investment environment did the Fund face during the past year?

A. The past year saw two economic environments. From August 2008 through early March 2009, the financial markets continued to be volatile. What began as a subprime real estate mortgage crisis became a full-blown financial crisis that quickly affected all markets and led to worldwide asset price deflation. Equity investments around the world suffered devastating losses. Between August 1, 2008 and March 9, 2009, the S&P 500 Index returned (45.64)%, while the MSCI EAFE® Index returned (51.31)% for the same period.

Beginning in early March 2009, the U.S. government, along with other governments around the world, took unprecedented action to end the global financial crisis. Although Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, believes long-term headwinds remain that may dampen the pace of a true economic recovery, the S&P 500 Index returned 47.24% from March 10, 2009 through the end of July 2009, while the MSCI EAFE® Index returned 59.88% for the same period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for a 60% equity and 40% fixed income allocation. The Fund's performance during the period was hurt due to the underperformance of the large-cap value and U.S. real estate investment trust ("REIT") asset classes.

Over the fiscal year, the Fund undertook three dynamic positions: (1) an overweight of U.S. equities relative to U.S. bonds in September 2008; (2) an underweight of REITs from August 2008 through June 2009; and (3) an underweight of high yield bonds relative to U.S. bonds in June 2009. Collectively, these positions resulted in an approximate 0% return for the Fund.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Strategic Small Company Fund and Old Mutual Dwight High Yield Fund were among the contributors to overall performance. Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual Provident Mid-Cap Growth Fund (no longer a Fund holding) were among the detractors from overall performance this year.

Q. What is the investment outlook?

A. Ibbotson notes that, historically, the market tends to rally near the end of recessions, however, no calendar quarter at the end of a recession in recent history has had a return higher than the second calendar quarter of 2009. Ibbotson points out that financial stocks have been one of the fastest recovering sectors since the market rally began in March 2009, and that, in general, all stocks of leveraged companies reported healthy gains as stock valuations incorporated decreasing interest rate spreads for riskier borrowers. Ibbotson also notes that most industrialized markets performed positively for the first half of 2009 and some emerging markets have seen gains over 50% in the first half of 2009. Ibbotson believes that a gloomy macroeconomic picture remains, and that it is unclear whether the recent market rally is justified and whether current valuations will remain.

Performance Highlights

- *For the fiscal year ended July 31, 2009, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned (9.30)% at net asset value, while the S&P 1500 Index returned (19.97)% and the Barclays Capital U.S. Aggregate Index returned 7.85%.*

- *The Fund's relative performance during the period was hurt due to the underperformance of the large-cap value and U.S. real estate investment trust asset classes.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Strategic Small Company Fund and Old Mutual Dwight High Yield Fund were among the contributors to overall performance.*

- *Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual Provident Mid-Cap Growth Fund (no longer a Fund holding) were among the detractors from overall performance this year.*

Asset Allocation Balanced Portfolio

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of July 31, 2009	
Old Mutual Barrow Hanley Core Bond Fund	20.5%
Old Mutual International Equity Fund	15.3%
Old Mutual Barrow Hanley Value Fund	11.3%
Old Mutual TS&W Mid-Cap Value Fund	7.1%
Old Mutual Advantage Growth Fund	6.9%
Old Mutual Dwight High Yield Fund	5.6%
Old Mutual TS&W Small Cap Value Fund	5.4%
Old Mutual Analytic U.S. Long/Short Fund	5.3%
Old Mutual International Bond Fund	5.1%
Old Mutual Dwight Intermediate Fixed Income Fund	4.6%
As a % of Total Fund Investments	87.1%

Ibbotson points out that for U.S. government bonds, the yield curve has steepened over the past few months and notes three possible explanations: (1) an expectation of inflation over the next five to ten years; (2) an expectation of increased government borrowing over upcoming years; or (3) an expectation of an increase in the productivity of capital in the future. Ibbotson also notes that the recent decrease in spreads on U.S. credit bonds has been substantial, suggesting that panic in the bond market may be receding.

Ibbotson notes that some REITs that entered the crisis with limited debt are now in a dominant position and have been able to refinance their debt. Ibbotson notes also that many REITs have been paying dividends in a mix of stocks and cash which allows them to avoid increasing their debt burden, and instead use cash flows to pay off debt. Ibbotson points out that less leveraged REITs are using this practice to increase their cash reserves so they can buy at distressed prices. Ibbotson notes that REITs in several non-U.S. markets have strict limits on leverage, and therefore might be expected to suffer less from the current restrictive credit market. Currently, dividend yields of non-U.S. REITs appear in line with U.S. REITs, however, non-U.S. REITs do not pay dividends partially in stock, and Ibbotson believes this may be a concern for yield seeking investors.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(14.53)%	1.83%
Class A without load	09/30/04	(9.30)%	3.09%
Class C with load	09/30/04	(10.83)%	2.35%
Class C without load	09/30/04	(10.00)%	2.35%
Class Z	12/09/05	(9.00)%	0.87%
Institutional Class	09/30/04	(9.13)%	3.33%
S&P 1500 Index	09/30/04	(19.97)%	(0.12)%
Barclays Capital U.S. Aggregate Index	09/30/04	7.85%	4.86%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated January 2, 2009 to the prospectus dated November 19, 2008) are 1.80% and 1.54%; 2.54% and 2.29%; 6.24% and 1.29%; and 2.35% and 1.29%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2009 — % of Total Fund Investments



OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 99.4%		
Government/Corporate — 36.4%		
Old Mutual Barrow Hanley Core Bond Fund	2,066,617	$ 21,679
Old Mutual Dwight High Yield Fund	602,038	5,912
Old Mutual Dwight Intermediate Fixed Income Fund	480,433	4,843
Old Mutual Dwight Short Term Fixed Income Fund	54,616	540
Old Mutual International Bond Fund	626,874	5,404
Total Government/Corporate		38,378
Growth — 7.7%		
Old Mutual Advantage Growth Fund	1,171,580	7,322
Old Mutual Growth Fund*	37,644	760
Total Growth		8,082
Growth-Large Cap — 1.3%		
Old Mutual Large Cap Growth Fund*	101,097	1,395
Total Growth-Large Cap		1,395
Growth-Small Cap — 2.0%		
Old Mutual Strategic Small Company Fund*	264,287	2,138
Total Growth-Small Cap		2,138
International Equity — 15.4%		
Old Mutual International Equity Fund	2,094,190	16,188
Total International Equity		16,188
Market Neutral-Equity — 5.3%		
Old Mutual Analytic U.S. Long/Short Fund	581,693	5,613
Total Market Neutral-Equity		5,613
Real Estate — 1.2%		
Old Mutual Heitman Global Real Estate Securities Fund	195,973	1,260
Total Real Estate		1,260
Sector Fund-Real Estate — 0.5%		
Old Mutual Heitman REIT Fund	91,413	467
Total Sector Fund-Real Estate		467
Value — 15.1%		
Old Mutual Barrow Hanley Value Fund	2,373,020	11,984
Old Mutual Focused Fund	212,024	3,961
Total Value		15,945
Value-Mid Cap — 7.1%		
Old Mutual TS&W Mid-Cap Value Fund	1,086,531	7,454
Total Value-Mid Cap		7,454

Description	Shares	Value (000)
Value-Small Cap — 7.4%		
Old Mutual Discover Value Fund	279,207	$ 2,127
Old Mutual TS&W Small Cap Value Fund	400,494	5,654
Total Value-Small Cap		7,781
Total Affiliated Mutual Funds (Cost $126,233)		104,701
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.329% (A)	1,044,309	1,044
Total Money Market Fund (Cost $1,044)		1,044
Total Investments — 100.4% (Cost $127,277)		105,745
Other Assets and Liabilities, Net — (0.4)%		(376)
Total Net Assets — 100.0%		$ 105,369

For descriptions of abbreviations and footnotes, please refer to page 21.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$104,701	$—	$—	$104,701
Money Market Fund	1,044	—	—	1,044
Total Investments	$105,745	$—	$—	$105,745

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned (17.27)% at net asset value, while the S&P 1500 Index returned (19.97)% and the Barclays Capital U.S. Aggregate Index returned 7.85%. Performance for all share classes can be found on page 15.

Q. What investment environment did the Fund face during the past year?

A. The past year saw two economic environments. From August 2008 through early March 2009, the financial markets continued to be volatile. What began as a subprime real estate mortgage crisis became a full-blown financial crisis that quickly affected all markets and led to worldwide asset price deflation. Equity investments around the world suffered devastating losses. Between August 1, 2008 and March 9, 2009, the S&P 500 Index returned (45.64)%, while the MSCI EAFE® Index returned (51.31)% for the same period.

Beginning in early March 2009, the U.S. government, along with other governments around the world, took unprecedented action to end the global financial crisis. Although Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, believes long-term headwinds remain that may dampen the pace of a true economic recovery, the S&P 500 Index returned 47.24% from March 10, 2009 through the end of July 2009, while the MSCI EAFE® Index returned 59.88% for the same period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for an 80% equity and 20% fixed income allocation. The Fund's performance during the period was hurt due to the underperformance of the large-cap value and U.S. real estate investment trust ("REIT") asset classes. The large-cap growth, emerging markets and international REIT asset classes helped add value.

Over the fiscal year, the Fund undertook three dynamic positions: (1) an overweight of U.S. equities relative to U.S. bonds in September 2008; (2) an underweight of REITs from August 2008 through June 2009; and (3) an underweight of high yield bonds relative to U.S. bonds in June 2009. Collectively, these positions resulted in an approximate 0% return for the Fund.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Strategic Small Company Fund and Old Mutual International Bond Fund were among the contributors to overall performance. Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual TS&W Mid-Cap Value Fund were among the detractors from overall performance this year.

Performance Highlights

- *For the fiscal year ended July 31, 2009, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned (17.27)% at net asset value, while the S&P 1500 Index returned (19.97)% and the Barclays Capital U.S. Aggregate Index returned 7.85%.*

- *The Fund's relative performance during the period was hurt due to the underperformance of the large-cap value and U.S. real estate investment trust ("REITs") asset classes. The large-cap growth, emerging markets and international REIT asset classes helped add relative value.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Strategic Small Company Fund and Old Mutual International Bond Fund were among the contributors to overall performance.*

- *Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual TS&W Mid-Cap Value Fund were among the detractors from overall performance this year.*

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of July 31, 2009	
Old Mutual International Equity Fund	22.2%
Old Mutual Barrow Hanley Value Fund	13.9%
Old Mutual Barrow Hanley Core Bond Fund	10.8%
Old Mutual TS&W Mid-Cap Value Fund	8.6%
Old Mutual TS&W Small Cap Value Fund	7.9%
Old Mutual Advantage Growth Fund	7.9%
Old Mutual Analytic U.S. Long/Short Fund	6.3%
Old Mutual Focused Fund	5.1%
Old Mutual Strategic Small Company Fund	4.1%
Old Mutual Discover Value Fund	3.0%
As a % of Total Fund Investments	89.8%

Q. What is the investment outlook?

A. Ibbotson notes that, historically, the market tends to rally near the end of recessions, however, no calendar quarter at the end of a recession in recent history has had a return higher than the second calendar quarter of 2009. Ibbotson points out that financial stocks have been one of the fastest recovering sectors since the market rally began in March 2009, and that, in general, all stocks of leveraged companies reported healthy gains as stock valuations incorporated decreasing interest rate spreads for riskier borrowers. Ibbotson also notes that most industrialized markets performed positively for the first half of 2009 and some emerging markets have seen gains over 50% in the first half of 2009. Ibbotson believes that a gloomy macroeconomic picture remains, and that it is unclear whether the recent market rally is justified and whether current valuations will remain.

Ibbotson points out that for U.S. government bonds, the yield curve has steepened over the past few months and notes three possible explanations: (1) an expectation of inflation over the next five to ten years; (2) an expectation of increased government borrowing over upcoming years; or (3) an expectation of an increase in the productivity of capital in the future. Ibbotson also notes that the recent decrease in spreads on U.S. credit bonds has been substantial, suggesting that panic in the bond market may be receding.

Ibbotson notes that some REITs that entered the crisis with limited debt are now in a dominant position and have been able to refinance their debt. Ibbotson notes also that many REITs have been paying dividends in a mix of stocks and cash which allows them to avoid increasing their debt burden, and instead use cash flows to pay off debt. Ibbotson points out that less leveraged REITs are using this practice to increase their cash reserves so they can buy at distressed prices. Ibbotson notes that REITs in several non-U.S. markets have strict limits on leverage, and therefore might be expected to suffer less from the current restrictive credit market. Currently, dividend yields of non-U.S. REITs appear in line with U.S. REITs, however, non-U.S. REITs do not pay dividends partially in stock, and Ibbotson believes this may be a concern for yield seeking investors.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(22.05)%	0.38%
Class A without load	09/30/04	(17.27)%	1.62%
Class C with load	09/30/04	(18.64)%	0.87%
Class C without load	09/30/04	(17.90)%	0.87%
Class Z	12/09/05	(17.07)%	(1.82)%
Institutional Class	09/30/04	(16.99)%	1.91%
S&P 1500 Index	09/30/04	(19.97)%	(0.12)%
Barclays Capital U.S. Aggregate Index	09/30/04	7.85%	4.86%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated January 2, 2009 to the prospectus dated November 19, 2008) are 2.03% and 1.53%; 2.63% and 2.28%; 5.17% and 1.28%; and 1.78% and 1.28%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2009 — % of Total Fund Investments



OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of July 31, 2009

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.3%		
Government/Corporate — 15.3%		
Old Mutual Barrow Hanley Core Bond Fund	1,312,928	$ 13,773
Old Mutual Dwight High Yield Fund	150,719	1,480
Old Mutual Dwight Intermediate Fixed Income Fund	55,343	558
Old Mutual International Bond Fund	411,396	3,546
Total Government/Corporate		19,357
Growth — 8.8%		
Old Mutual Advantage Growth Fund	1,598,449	9,990
Old Mutual Growth Fund*	56,415	1,139
Total Growth		11,129
Growth-Large Cap — 0.9%		
Old Mutual Large Cap Growth Fund*	81,236	1,121
Total Growth-Large Cap		1,121
Growth-Small Cap — 4.1%		
Old Mutual Strategic Small Company Fund*	646,213	5,228
Total Growth-Small Cap		5,228
International Equity — 22.2%		
Old Mutual International Equity Fund	3,640,339	28,140
Total International Equity		28,140
Market Neutral-Equity — 6.3%		
Old Mutual Analytic U.S. Long/Short Fund	827,720	7,988
Total Market Neutral-Equity		7,988
Real Estate — 2.5%		
Old Mutual Heitman Global Real Estate Securities Fund	481,683	3,097
Total Real Estate		3,097
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	162,575	831
Total Sector Fund-Real Estate		831
Value — 19.0%		
Old Mutual Barrow Hanley Value Fund	3,489,793	17,623
Old Mutual Focused Fund	345,079	6,446
Total Value		24,069
Value-Mid Cap — 8.6%		
Old Mutual TS&W Mid-Cap Value Fund	1,595,506	10,945
Total Value-Mid Cap		10,945

Description	Shares	Value (000)
Value-Small Cap — 10.9%		
Old Mutual Discover Value Fund	502,812	$ 3,831
Old Mutual TS&W Small Cap Value Fund	709,921	10,022
Total Value-Small Cap		13,853
Total Affiliated Mutual Funds (Cost $165,007)		125,758
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.329% (A)	1,191,048	1,191
Total Money Market Fund (Cost $1,191)		1,191
Total Investments — 100.3% (Cost $166,198)		126,949
Other Assets and Liabilities, Net — (0.3)%		(338)
Total Net Assets — 100.0%		$ 126,611

For descriptions of abbreviations and footnotes, please refer to page 21.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$125,758	$—	$—	$125,758
Money Market Fund	1,191	—	—	1,191
Total Investments	$126,949	$—	$—	$126,949

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") underperformed its benchmark, the S&P 1500 Index. The Fund's Class A shares posted a (23.55)% return at net asset value versus a (19.97)% return for the benchmark. Performance for all share classes can be found on page 19.

Q. What investment environment did the Fund face during the past year?

A. The past year saw two economic environments. From August 2008 through early March 2009, the financial markets continued to be volatile. What began as a subprime real estate mortgage crisis became a full-blown financial crisis that quickly affected all markets and led to worldwide asset price deflation. Equity investments around the world suffered devastating losses. Between August 1, 2008 and March 9, 2009, the S&P 500 Index returned (45.64)%, while the MSCI EAFE® Index returned (51.31)% for the same period.

Beginning in early March 2009, the U.S. government, along with other governments around the world, took unprecedented action to end the global financial crisis. Although Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, believes long-term headwinds remain that may dampen the pace of a true economic recovery, the S&P 500 Index returned 47.24% from March 10, 2009 through the end of July 2009, while the MSCI EAFE® Index returned 59.88% for the same period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has an all equity allocation. The Fund's performance during the period was hurt due to the underperformance of the large-cap value and U.S. real estate investment trust ("REIT") asset classes. The large-cap growth, emerging markets and international REIT asset classes helped add value.

Over the fiscal year, the Fund undertook one dynamic position which was an underweight to REITs from August 2008 through June 2009. This position resulted in a positive return for the Fund.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Clay Finlay Emerging Markets Fund, Old Mutual Strategic Small Company Fund and Old Mutual TS&W Small Cap Value Fund were among the contributors to overall performance. Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were among the detractors from overall performance this year.

Q. What is the investment outlook?

A. Ibbotson notes that, historically, the market tends to rally near the end of recessions, however, no calendar quarter at the end of a recession in recent history has had a return higher than the second calendar quarter of 2009. Ibbotson points out that financial stocks have been one of the fastest recovering sectors since the market rally began in March 2009, and that, in general, all stocks of leveraged companies reported healthy gains as stock valuations incorporated decreasing interest rate spreads for riskier borrowers. Ibbotson also notes that most industrialized markets performed positively for the first half of 2009 and some emerging markets have seen gains over 50% in the first half of 2009. Ibbotson believes that a gloomy macroeconomic picture remains, and that it is unclear whether the recent market rally is justified and whether current valuations will remain.

Performance Highlights

- *For the fiscal year ended July 31, 2009, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") underperformed its benchmark, the S&P 1500 Index. The Fund's Class A shares posted a (23.55)% return at net asset value versus a (19.97)% return for the benchmark.*

- *The Fund's relative performance during the period was hurt due to the underperformance of the large-cap value and U.S. real estate investment trust ("REIT") asset classes. The large-cap growth, emerging markets and international REIT asset classes helped add relative value.*

- *Old Mutual Clay Finlay Emerging Markets Fund, Old Mutual Strategic Small Company Fund and Old Mutual TS&W Small Cap Value Fund were among the contributors to overall performance.*

- *Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were among the detractors from overall performance this year.*

Asset Allocation Growth Portfolio

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — continued

MANAGEMENT OVERVIEW

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of July 31, 2009	
Old Mutual International Equity Fund	26.5%
Old Mutual Barrow Hanley Value Fund	18.0%
Old Mutual Advantage Growth Fund	12.3%
Old Mutual TS&W Small Cap Value Fund	8.5%
Old Mutual TS&W Mid-Cap Value Fund	7.2%
Old Mutual Focused Fund	6.2%
Old Mutual Analytic U.S. Long/Short Fund	6.2%
Old Mutual Strategic Small Company Fund	4.8%
Old Mutual Heitman Global Real Estate Securities Fund	4.4%
Old Mutual Discover Value Fund	3.2%
As a % of Total Fund Investments	97.3%

Ibbotson points out that for U.S. government bonds, the yield curve has steepened over the past few months and notes three possible explanations: (1) an expectation of inflation over the next five to ten years; (2) an expectation of increased government borrowing over upcoming years; or (3) an expectation of an increase in the productivity of capital in the future. Ibbotson also notes that the recent decrease in spreads on U.S. credit bonds has been substantial, suggesting that panic in the bond market may be receding.

Ibbotson notes that some REITs that entered the crisis with limited debt are now in a dominant position and have been able to refinance their debt. Ibbotson notes also that many REITs have been paying dividends in a mix of stocks and cash which allows them to avoid increasing their debt burden, and instead use cash flows to pay off debt. Ibbotson points out that less leveraged REITs are using this practice to increase their cash reserves so they can buy at distressed prices. Ibbotson notes that REITs in several non-U.S. markets have strict limits on leverage, and therefore might be expected to suffer less from the current restrictive credit market. Currently, dividend yields of non-U.S. REITs appear in line with U.S. REITs, however, non-U.S. REITs do not pay dividends partially in stock, and Ibbotson believes this may be a concern for yield seeking investors.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(27.93)%	(0.58)%
Class A without load	09/30/04	(23.55)%	0.65%
Class C with load	09/30/04	(24.85)%	(0.11)%
Class C without load	09/30/04	(24.16)%	(0.11)%
Class Z	12/09/05	(23.40)%	(4.30)%
Institutional Class	09/30/04	(23.34)%	0.88%
S&P 1500 Index	09/30/04	(19.97)%	(0.12)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated January 2, 2009 to the prospectus dated November 19, 2008) are 2.05% and 1.60%; 2.82% and 2.35%; 6.99% and 1.35%; and 1.67% and 1.35%, respectively. Expense are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2009 — % of Total Fund Investments



OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Description	Shares	Value (000)
Affiliated Mutual Funds(1) — 99.8%		
Growth — 12.5%		
Old Mutual Advantage Growth Fund	1,725,170	$ 10,782
Old Mutual Growth Fund*	7,509	152
Total Growth		10,934
Growth-Small Cap — 4.8%		
Old Mutual Strategic Small Company Fund*	517,942	4,190
Total Growth-Small Cap		4,190
International Equity — 26.6%		
Old Mutual International Equity Fund	2,998,183	23,176
Total International Equity		23,176
Market Neutral-Equity — 6.2%		
Old Mutual Analytic U.S. Long/Short Fund	561,348	5,417
Total Market Neutral-Equity		5,417
Real Estate — 4.4%		
Old Mutual Heitman Global Real Estate Securities Fund	594,434	3,822
Total Real Estate		3,822
Sector Fund-Real Estate — 2.0%		
Old Mutual Heitman REIT Fund	345,883	1,768
Total Sector Fund-Real Estate		1,768
Value — 24.3%		
Old Mutual Barrow Hanley Value Fund	3,110,635	15,709
Old Mutual Focused Fund	291,221	5,440
Total Value		21,149
Value-Mid Cap — 7.2%		
Old Mutual TS&W Mid-Cap Value Fund	916,526	6,287
Total Value-Mid Cap		6,287
Value-Small Cap — 11.8%		
Old Mutual Discover Value Fund	372,973	2,842
Old Mutual TS&W Small Cap Value Fund	526,601	7,434
Total Value-Small Cap		10,276
Total Affiliated Mutual Funds (Cost $123,914)		87,019

Description	Shares	Value (000)
Money Market Fund — 0.5%		
Dreyfus Cash Management Fund, Institutional Class, 0.329% (A)	465,267	$ 465
Total Money Market Fund (Cost $465)		465
Total Investments — 100.3% (Cost $124,379)		87,484
Other Assets and Liabilities, Net — (0.3)%		(290)
Total Net Assets — 100.0%		$ 87,194

For descriptions of abbreviations and footnotes, please refer to page 21.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$87,019	$—	$—	$87,019
Money Market Fund	465	—	—	465
Total Investments	$87,484	$—	$—	$87,484

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of July 31, 2009.

Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JULY 31, 2009

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Assets:				
Investment in Affiliated Funds, at cost	$ 53,552	$ 126,233	$ 165,007	$ 123,914
Investment in Unaffiliated Funds, at cost	380	1,044	1,191	465
Investment in Affiliated Funds, at value	$ 51,048	$ 104,701	$ 125,758	$ 87,019
Investment in Unaffiliated Funds, at value	380	1,044	1,191	465
Receivable for Capital Shares Sold	50	322	58	64
Receivable for Investment Securities Sold	—	1,813	3,266	2,422
Receivable from Investment Adviser	2	—	18	7
Receivable for Dividends from Affiliated Funds	149	193	91	—
Total Assets	51,629	108,073	130,382	89,977
Liabilities:				
Payable for Investment Securities Purchased	150	2,007	3,357	2,422
Payable for Capital Shares Redeemed	56	545	223	224
Payable to Investment Adviser	—	10	—	—
Payable for Administration Fees	4	9	10	7
Payable for Distribution & Service Fees	7	16	19	10
Payable for Management Fees	8	18	26	18
Payable for Trustees' Fees	1	2	1	1
Accrued Expenses	55	97	135	101
Total Liabilities	281	2,704	3,771	2,783
Net Assets	$ 51,348	$ 105,369	$ 126,611	$ 87,194
Net Assets:				
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 55,716	$ 140,641	$ 187,139	$ 141,226
Undistributed Net Investment Income	180	210	709	718
Accumulated Net Realized Loss on Investments	(2,044)	(13,950)	(21,988)	(17,855)
Net Unrealized Depreciation on Investments	(2,504)	(21,532)	(39,249)	(36,895)
Net Assets	$ 51,348	$ 105,369	$ 126,611	$ 87,194
Net Assets – Class A	$ 13,632	$ 25,356	$ 25,782	$ 20,556
Net Assets – Class C	31,465	77,330	92,373	48,126
Net Assets – Class Z	234	672	508	667
Net Assets – Institutional Class	6,017	2,011	7,948	17,845
Outstanding Shares of Beneficial Interest – Class A	1,384,744	2,732,266	2,905,471	2,374,367
Outstanding Shares of Beneficial Interest – Class C	3,210,940	8,347,994	10,651,499	5,796,829
Outstanding Shares of Beneficial Interest – Class Z	23,745	72,237	56,739	76,036
Outstanding Shares of Beneficial Interest – Institutional Class	610,191	217,314	888,555	2,034,862
Net Asset Value and Redemption Price Per Share – Class A^	$ 9.84	$ 9.28	$ 8.87	$ 8.66
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 10.44	$ 9.85	$ 9.41	$ 9.19
Net Asset Value, Offering and Redemption Price Per Share – Class C^†	$ 9.80	$ 9.26	$ 8.67	$ 8.30
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 9.85	$ 9.30	$ 8.95	$ 8.77
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 9.86	$ 9.26	$ 8.95	$ 8.77

† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's Prospectus.
^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Statements of Operations (000)

For the Year Ended July 31, 2009

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Investment Income:				
Dividends from Affiliated Funds	$ 2,573	$ 4,611	$ 3,587	$ 1,580
Dividends	6	15	16	11
Total Investment Income	2,579	4,626	3,603	1,591
Expenses:				
Management Fees	91	239	343	231
Administration Fees	46	119	137	92
Trustees' Fees	11	31	34	23
Custodian Fees	(16)	(31)	(19)	(42)
Professional Fees	28	65	70	45
Registration and SEC Fees	71	43	48	50
Printing Fees	10	38	69	46
Transfer Agent Fees	50	132	264	209
Distribution and Service Fees:				
Class A	32	77	76	60
Class C	303	836	997	513
Other Expenses	4	(11)	24	16
Total Expenses	630	1,538	2,043	1,243
Less:				
Net Waiver of Management Fees	(91)	(151)	(343)	(231)
Reimbursement of Other Expenses by Investment Adviser	(20)	—	(186)	(148)
Expense Reduction[1]	—	(1)	(1)	(1)
Net Expenses	519	1,386	1,513	863
Net Investment Income	2,060	3,240	2,090	728
Net Realized Loss from Affiliated Funds[2]	(3,975)	(23,295)	(38,313)	(28,071)
Net Capital Gain Distributions Received from Affiliated Funds[2]	638	1,588	1,321	792
Net Change in Unrealized Appreciation (Depreciation) on Investments	190	(4,606)	(8,437)	(11,189)
Net Realized and Unrealized Loss on Investments	(3,147)	(26,313)	(45,429)	(38,468)
Decrease in Net Assets Resulting from Operations	$(1,087)	$(23,073)	$(43,339)	$(37,740)

[1] All expense reductions are for transfer agent expenses. See Note 2.
[2] See Note 7 for total net realized gain (loss) on investments in Affiliated Funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08
Investment Activities:								
Net Investment Income	$ 2,060	$ 1,139	$ 3,240	$ 2,113	$ 2,090	$ 485	$ 728	$ 138
Net Realized Gain (Loss) from Investments and Foreign Currency Transactions	(3,337)	3,198	(21,707)	18,057	(36,992)	31,241	(27,279)	21,389
Net Increase from Payment by Affiliates[1]	—	—	—	3	—	6	—	5
Net Change in Unrealized Appreciation (Depreciation) on Investments Forward Foreign Currency Contracts and Foreign Currency Transactions	190	(4,744)	(4,606)	(28,992)	(8,437)	(52,033)	(11,189)	(42,639)
Net Decrease in Net Assets Resulting from Operations	(1,087)	(407)	(23,073)	(8,819)	(43,339)	(20,301)	(37,740)	(21,107)
Dividends and Distributions to Shareholders From:								
Net Investment Income:								
Class A	(780)	(387)	(1,272)	(1,092)	(587)	(692)	—	(823)
Class C	(1,442)	(751)	(2,163)	(2,322)	(969)	(2,629)	—	(1,844)
Class Z	(12)	(17)	(30)	(14)	(11)	(6)	—	(10)
Institutional Class	(104)	(179)	(196)	(135)	(147)	(77)	—	(259)
Net Realized Gains from Investment Transactions:								
Class A	(295)	(307)	(1,669)	(2,504)	(2,257)	(2,936)	(1,804)	(2,674)
Class C	(664)	(653)	(4,327)	(5,850)	(7,891)	(8,937)	(4,015)	(4,960)
Class Z	(4)	(14)	(33)	(32)	(34)	(27)	(41)	(33)
Institutional Class	(46)	(137)	(205)	(71)	(475)	(351)	(1,203)	(897)
Total Dividends and Distributions	(3,347)	(2,445)	(9,895)	(12,020)	(12,371)	(15,655)	(7,063)	(11,500)
Capital Share Transactions:								
Class A								
Shares Issued	7,206	8,004	8,898	14,930	3,676	16,345	3,171	15,128
Shares Issued upon Reinvestment of Distributions	809	566	2,360	2,851	2,280	2,736	1,341	2,429
Redemption Fees	—	—	2	—	—	—	—	—
Shares Redeemed	(8,949)	(4,552)	(21,304)	(18,149)	(19,500)	(16,989)	(14,341)	(20,216)
Total Class A Capital Share Transactions	(934)	4,018	(10,044)	(368)	(13,544)	2,092	(9,829)	(2,659)
Class C								
Shares Issued	12,306	19,126	13,644	48,350	13,331	54,274	7,332	26,517
Shares Issued upon Reinvestment of Distributions	1,091	719	3,455	4,333	4,804	5,832	2,553	4,253
Redemption Fees	—	—	3	1	1	—	—	—
Shares Redeemed	(13,372)	(9,650)	(37,633)	(26,943)	(39,660)	(40,683)	(19,285)	(24,936)
Total Class C Capital Share Transactions	25	10,195	(20,531)	25,741	(21,524)	19,423	(9,400)	5,834
Class Z								
Shares Issued	54	335	162	255	10	120	92	209
Shares Issued upon Reinvestment of Distributions	16	31	62	46	45	33	41	43
Shares Redeemed	(448)	(213)	(138)	(76)	(1)	(5)	(4)	(15)
Total Class Z Capital Share Transactions	(378)	153	86	225	54	148	129	237
Institutional Class								
Shares Issued	6,622	1,171	1,326	5,411	2,709	3,472	4,961	12,686
Shares Issued upon Reinvestment of Distributions	150	316	401	206	622	427	1,203	1,155
Shares Redeemed	(7,259)	(76)	(4,873)	(13,628)	(2,567)	(7,538)	(6,582)	(11,266)
Total Institutional Class Capital Share Transactions	(487)	1,411	(3,146)	(8,011)	764	(3,639)	(418)	2,575
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(1,774)	15,777	(33,635)	17,587	(34,250)	18,024	(19,518)	5,987
Total Increase (Decrease) in Net Assets	(6,208)	12,925	(66,603)	(3,252)	(89,960)	(17,932)	(64,321)	(26,620)
Net Assets:								
Beginning of Period	57,556	44,631	171,972	175,224	216,571	234,503	151,515	178,135
End of Period	$ 51,348	$ 57,556	$105,369	$171,972	$126,611	$216,571	$ 87,194	$151,515
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ 180	$ 96	$ 210	$ (14)	$ 709	$ (8)	$ 718	$ (10)

[1] See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2009	$10.76	$ 0.48	$ (0.61)	$—	$ (0.13)	$ (0.57)	$ (0.22)	$ (0.79)	$ 9.84	(0.49)%	$ 13,632	0.65%	0.86%	5.09%	39.55%
2008	11.30	0.29	(0.25)	—	0.04	(0.31)	(0.27)	(0.58)	10.76	0.24%	15,858	0.93%	1.31%	2.62%	49.27%
2007	10.64	0.30	0.69	—	0.99	(0.28)	(0.05)	(0.33)	11.30	9.40%	12,605	1.50%	1.94%	2.73%	130.47%
2006	10.53	0.26	0.10	—	0.36	(0.20)	(0.05)	(0.25)	10.64	3.39%	8,588	1.50%	2.35%	2.46%	146.84%
2005**	10.00	0.16	0.47	—	0.63	(0.10)	—	(0.10)	10.53	6.36%	6,684	1.50%	4.68%	1.87%	170.31%
Class C															
2009	$10.66	$ 0.39	$ (0.58)	$—	$ (0.19)	$ (0.45)	$ (0.22)	$ (0.67)	$ 9.80	(1.20)%	$ 31,465	1.41%	1.54%	4.23%	39.55%
2008	11.25	0.21	(0.25)	—	(0.04)	(0.28)	(0.27)	(0.55)	10.66	(0.47)%	34,242	1.67%	1.95%	1.86%	49.27%
2007	10.60	0.22	0.68	—	0.90	(0.20)	(0.05)	(0.25)	11.25	8.57%	25,812	2.25%	2.57%	1.98%	130.47%
2006	10.50	0.18	0.10	—	0.28	(0.13)	(0.05)	(0.18)	10.60	2.63%	18,253	2.25%	2.75%	1.74%	146.84%
2005**	10.00	0.10	0.47	—	0.57	(0.07)	—	(0.07)	10.50	5.75%	7,914	2.25%	4.92%	1.15%	170.31%
Class Z															
2009	$10.78	$ 0.44	$ (0.54)	$—	$ (0.10)	$ (0.61)	$ (0.22)	$ (0.83)	$ 9.85	(0.17)%	$ 234	0.40%	7.77%	4.56%	39.55%
2008	11.30	0.32	(0.25)	—	0.07	(0.32)	(0.27)	(0.59)	10.78	0.54%	640	0.67%	4.34%	2.86%	49.27%
2007	10.65	0.34	0.67	—	1.01	(0.31)	(0.05)	(0.36)	11.30	9.55%	514	1.25%	11.45%	3.01%	130.47%
2006***	10.60	0.19	0.09	—	0.28	(0.18)	(0.05)	(0.23)	10.65	2.63%	1	1.25%	757.79%	2.80%	146.84%
Institutional Class															
2009	$10.79	$ 0.47	$ (0.58)	$—	$ (0.11)	$ (0.60)	$ (0.22)	$ (0.82)	$ 9.86	(0.19)%	$ 6,017	0.40%	1.43%	4.85%	39.55%
2008	11.32	0.32	(0.26)	—	0.06	(0.32)	(0.27)	(0.59)	10.79	0.41%	6,816	0.69%	1.05%	2.87%	49.27%
2007	10.65	0.33	0.70	—	1.03	(0.31)	(0.05)	(0.36)	11.32	9.74%	5,700	1.25%	1.60%	2.98%	130.47%
2006	10.54	0.29	0.10	—	0.39	(0.23)	(0.05)	(0.28)	10.65	3.64%	5,588	1.25%	1.75%	2.71%	146.84%
2005**	10.00	0.16	0.50	—	0.66	(0.12)	—	(0.12)	10.54	6.60%	5,193	1.25%	6.95%	1.82%	170.31%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2009	$11.27	$ 0.29	$ (1.46)	$—	$ (1.17)	$ (0.36)	$ (0.46)	$ (0.82)	$ 9.28	(9.30)%	$ 25,356	0.65%	0.79%	3.30%	29.74%
2008	12.68	0.21	(0.74)#	—	(0.53)	(0.26)	(0.62)	(0.88)	11.27	(4.59)%#	44,959	0.94%	1.13%	1.71%	51.96%
2007	11.45	0.20	1.41	—	1.61	(0.17)	(0.21)	(0.38)	12.68	14.20%	51,321	1.55%	1.69%	1.59%	121.42%
2006	11.02	0.16	0.47	—	0.63	(0.12)	(0.08)	(0.20)	11.45	5.76%	37,679	1.55%	1.82%	1.40%	129.99%
2005**	10.00	0.10	0.98	—	1.08	(0.06)	—	(0.06)	11.02	10.83%	19,481	1.55%	4.42%	1.13%	125.19%
Class C															
2009	$11.17	$ 0.22	$ (1.44)	$—	$ (1.22)	$ (0.23)	$ (0.46)	$ (0.69)	$ 9.26	(10.00)%	$ 77,330	1.40%	1.51%	2.46%	29.74%
2008	12.64	0.11	(0.73)#	—	(0.62)	(0.23)	(0.62)	(0.85)	11.17	(5.34)%#	120,085	1.67%	1.85%	0.92%	51.96%
2007	11.42	0.10	1.41	—	1.51	(0.08)	(0.21)	(0.29)	12.64	13.38%	109,348	2.30%	2.44%	0.85%	121.42%
2006	11.00	0.07	0.48	—	0.55	(0.05)	(0.08)	(0.13)	11.42	5.00%	61,845	2.30%	2.54%	0.66%	129.99%
2005**	10.00	0.03	1.00	—	1.03	(0.03)	—	(0.03)	11.00	10.31%	24,342	2.30%	4.92%	0.38%	125.19%
Class Z															
2009	$11.31	$ 0.31	$ (1.46)	$—	$ (1.15)	$ (0.40)	$ (0.46)	$ (0.86)	$ 9.30	(9.00)%	$ 672	0.40%	1.41%	3.53%	29.74%
2008	12.70	0.23	(0.74)#	—	(0.51)	(0.26)	(0.62)	(0.88)	11.31	(4.40)%#	732	0.65%	5.13%	1.91%	51.96%
2007	11.46	0.26	1.39	—	1.65	(0.20)	(0.21)	(0.41)	12.70	14.55%	586	1.30%	11.24%	2.02%	121.42%
2006***	11.26	0.12	0.28	—	0.40	(0.12)	(0.08)	(0.20)	11.46	3.57%	1	1.30%	771.22%	1.60%	129.99%
Institutional Class															
2009	$11.28	$ 0.30	$ (1.46)	$—	$ (1.16)	$ (0.40)	$ (0.46)	$ (0.86)	$ 9.26	(9.13)%	$ 2,011	0.40%	0.58%	3.35%	29.74%
2008	12.71	0.27	(0.78)#	—	(0.51)	(0.30)	(0.62)	(0.92)	11.28	(4.46)%#	6,196	0.85%	1.41%	2.24%	51.96%
2007	11.46	0.23	1.43	—	1.66	(0.20)	(0.21)	(0.41)	12.71	14.64%	13,969	1.30%	1.39%	1.84%	121.42%
2006	11.04	0.19	0.46	—	0.65	(0.15)	(0.08)	(0.23)	11.46	5.91%	12,890	1.30%	1.47%	1.64%	129.99%
2005**	10.00	0.10	1.01	—	1.11	(0.07)	—	(0.07)	11.04	11.15%	11,303	1.30%	6.08%	1.14%	125.19%

The accompanying notes are an integral part of the financial statements.

Financial Highlights — concluded

For a Share Outstanding Throughout Each Year or Period Ended July 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
Old Mutual Asset Allocation Moderate Growth Portfolio															
Class A															
2009	$11.91	$ 0.17	$(2.37)	$—	$(2.20)	$(0.16)	$(0.68)	$(0.84)	$ 8.87	(17.27)%	$ 25,782	0.57%	0.99%	2.00%	31.90%
2008	13.76	0.10	(1.11)#	—	(1.01)	(0.15)	(0.69)	(0.84)	11.91	(7.86)%#	52,854	0.89%	1.26%	0.74%	43.04%
2007	12.07	0.11	1.86	—	1.97	(0.07)	(0.21)	(0.28)	13.76	16.49%	58,969	1.55%	1.73%	0.84%	112.42%
2006	11.30	0.09	0.76	—	0.85	(0.03)	(0.05)	(0.08)	12.07	7.58%	46,242	1.55%	1.91%	0.76%	111.99%
2005**	10.00	0.06	1.25	—	1.31	(0.01)	—	(0.01)	11.30	13.11%	17,736	1.55%	4.92%	0.70%	98.50%
Class C															
2009	$11.63	$ 0.11	$(2.31)	$—	$(2.20)	$(0.08)	$(0.68)	$(0.76)	$ 8.67	(17.90)%	$ 92,373	1.32%	1.69%	1.33%	31.90%
2008	13.59	—	(1.08)#	—	(1.08)	(0.19)	(0.69)	(0.88)	11.63	(8.55)%#	154,281	1.63%	1.88%	(0.02)%	43.04%
2007	11.95	0.01	1.84	—	1.85	—	(0.21)	(0.21)	13.59	15.63%	161,855	2.30%	2.43%	0.09%	112.42%
2006	11.24	—	0.76	—	0.76	—	(0.05)	(0.05)	11.95	6.80%	95,984	2.30%	2.62%	0.01%	111.99%
2005**	10.00	—	1.24	—	1.24	—	—	—	11.24	12.44%	30,905	2.30%	5.44%	(0.03)%	98.50%
Class Z															
2009	$12.02	$ 0.20	$(2.40)	$—	$(2.20)	$(0.19)	$(0.68)	$(0.87)	$ 8.95	(17.07)%	$ 508	0.32%	2.64%	2.34%	31.90%
2008	13.84	0.13	(1.11)#	—	(0.98)	(0.15)	(0.69)	(0.84)	12.02	(7.64)%#	600	0.61%	4.40%	0.97%	43.04%
2007	12.12	0.20	1.83	—	2.03	(0.10)	(0.21)	(0.31)	13.84	16.91%	530	1.30%	11.43%	1.40%	112.42%
2006***	11.70	0.08	0.43	—	0.51	(0.04)	(0.05)	(0.09)	12.12	4.45%	1	1.30%	764.76%	0.98%	111.99%
Institutional Class															
2009	$12.01	$ 0.19	$(2.38)	$—	$(2.19)	$(0.19)	$(0.68)	$(0.87)	$ 8.95	(16.99)%	$ 7,948	0.32%	0.61%	2.21%	31.90%
2008	13.82	0.13	(1.11)#	—	(0.98)	(0.14)	(0.69)	(0.83)	12.01	(7.59)%#	8,836	0.70%	0.99%	0.98%	43.04%
2007	12.12	0.15	1.86	—	2.01	(0.10)	(0.21)	(0.31)	13.82	16.74%	13,149	1.30%	1.37%	1.12%	112.42%
2006	11.33	0.12	0.76	—	0.88	(0.04)	(0.05)	(0.09)	12.12	7.86%	8,136	1.30%	1.56%	1.00%	111.99%
2005**	10.00	0.07	1.27	—	1.34	(0.01)	—	(0.01)	11.33	13.43%	6,279	1.30%	6.81%	0.79%	98.50%
Old Mutual Asset Allocation Growth Portfolio															
Class A															
2009	$12.33	$ 0.10	$(3.12)	$—	$(3.02)	$ —	$(0.65)	$(0.65)	$ 8.66	(23.55)%	$ 20,556	0.56%	1.03%	1.14%	27.09%
2008	14.82	0.07	(1.67)#	—	(1.60)	(0.20)	(0.69)	(0.89)	12.33	(11.45)%#	43,129	0.91%	1.26%	0.48%	45.80%
2007	12.70	0.03	2.34	—	2.37	—	(0.25)	(0.25)	14.82	18.76%	55,755	1.60%	1.83%	0.24%	104.92%
2006	11.68	0.02	1.12	—	1.14	(0.02)	(0.10)	(0.12)	12.70	9.75%	30,459	1.60%	2.22%	0.17%	94.12%
2005**	10.00	0.03	1.66	—	1.69	(0.01)	—	(0.01)	11.68	16.91%	10,443	1.60%	5.02%	0.33%	59.93%
Class C															
2009	$11.95	$ 0.03	$(3.03)	$—	$(3.00)	$ —	$(0.65)	$(0.65)	$ 8.30	(24.16)%	$ 48,126	1.31%	1.75%	0.42%	27.09%
2008	14.53	(0.04)	(1.61)#	—	(1.65)	(0.24)	(0.69)	(0.93)	11.95	(12.08)%#	83,127	1.66%	2.01%	(0.29)%	45.80%
2007	12.55	(0.07)	2.30	—	2.23	—	(0.25)	(0.25)	14.53	17.86%	96,805	2.35%	2.56%	(0.50)%	104.92%
2006	11.61	(0.07)	1.11	—	1.04	—	(0.10)	(0.10)	12.55	8.97%	50,152	2.35%	2.93%	(0.58)%	94.12%
2005**	10.00	(0.04)	1.65	—	1.61	—	—	—	11.61	16.15%	13,256	2.35%	5.63%	(0.44)%	59.93%
Class Z															
2009	$12.45	$ 0.12	$(3.15)	$—	$(3.03)	$ —	$(0.65)	$(0.65)	$ 8.77	(23.40)%	$ 667	0.32%	3.50%	1.46%	27.09%
2008	14.91	0.09	(1.67)#	—	(1.58)	(0.19)	(0.69)	(0.88)	12.45	(11.25)%#	750	0.61%	5.47%	0.68%	45.80%
2007	12.74	0.12	2.30	—	2.42	—	(0.25)	(0.25)	14.91	19.09%	648	1.35%	10.49%	0.77%	104.92%
2006***	12.23	0.03	0.61	—	0.64	(0.03)	(0.10)	(0.13)	12.74	5.23%	1	1.35%	758.31%	0.39%	94.12%
Institutional Class															
2009	$12.44	$ 0.12	$(3.14)	$—	$(3.02)	$ —	$(0.65)	$(0.65)	$ 8.77	(23.34)%	$ 17,845	0.31%	0.50%	1.39%	27.09%
2008	14.91	0.09	(1.68)#	—	(1.59)	(0.19)	(0.69)	(0.88)	12.44	(11.32)%#	24,509	0.64%	0.84%	0.67%	45.80%
2007	12.75	0.07	2.34	—	2.41	—	(0.25)	(0.25)	14.91	19.00%	24,927	1.35%	1.38%	0.51%	104.92%
2006	11.70	0.06	1.12	—	1.18	(0.03)	(0.10)	(0.13)	12.75	10.08%	15,304	1.35%	1.68%	0.47%	94.12%
2005**	10.00	0.04	1.67	—	1.71	(0.01)	—	(0.01)	11.70	17.13%	6,255	1.35%	7.19%	0.43%	59.93%

* Per share amounts for the year or period are calculated based on average outstanding shares.

** Fund commenced operations September 30, 2004.

*** Class commenced operations on December 9, 2005.

Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

†† Ratios for periods less than one year have been annualized.

(1) Ratio does not include expenses of the underlying funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of July 31, 2009

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers ten series portfolios, of which the following are covered by this Annual Report - the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio (each a "Fund" and collectively, the "Funds"). The Funds commenced operations on September 30, 2004.

The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Analytic Fund, the Old Mutual Analytic Global Fund, the Old Mutual China Fund (formerly named Old Mutual Clay Finlay China Fund), the Old Mutual International Equity Fund, the Old Mutual Copper Rock Emerging Growth Fund and the Old Mutual International Bond Fund.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Each Fund is a "fund of funds," which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by the Funds' investment adviser, Old Mutual Capital, Inc. (the "Adviser"). In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation
Old Mutual Asset Allocation Conservative Portfolio	20 – 40%	60 – 80%
Old Mutual Asset Allocation Balanced Portfolio	50 – 70%	30 – 50%
Old Mutual Asset Allocation Moderate Growth Portfolio	70 – 90%	10 – 30%
Old Mutual Asset Allocation Growth Portfolio	90 – 100%	0 – 10%

A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Advantage Growth Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its net assets in equity securities of medium- and large-cap companies with favorable growth prospects, as evidenced by such factors as superior revenue growth, high quality of earnings, global distribution, and strong competitive advantages. Effective after the close of business on August 14, 2009, this fund has been liquidated and is no longer an underlying fund held by the Funds.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large- and mid-cap companies. The fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large- and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

NOTES TO FINANCIAL STATEMENTS — continued

Old Mutual Discover Value Fund seeks to provide investors with long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its assets in equity securities of small-cap companies with value characteristics. The fund may also invest in larger companies if they represent better prospects for capital appreciation. Although the fund normally invests in equity securities of U.S. companies, it may invest up to 20% of its total assets in foreign securities. Effective after the close of business on August 14, 2009, this fund has been liquidated and is no longer an underlying fund held by the Funds.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Corporate High Yield Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Dwight Short Term Fixed Income Fund seeks a high level of current income consistent with maintaining a relatively high degree of stability of capital. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's, Aaa by Moody's Investor Service, Inc. or deemed equivalent by the sub-adviser. The fund's weighted average maturity will typically be less than 3 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-, medium- and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser, believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Growth Fund seeks capital appreciation. To pursue its objective, the fund normally invests at least 65% of its net assets in equity securities of small- and mid-cap companies with favorable growth prospects. While the fund may invest in both small- and mid-cap companies, the fund primarily invests in mid-cap companies.

Old Mutual Heitman Global Real Estate Securities Fund seeks to provide investors with a total return through a combination of current income and capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of both U.S. and foreign real estate companies and companies related to the real estate industry. The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its profits or revenues from the ownership, construction, development, management, financing, servicing, sale or leasing of real estate or has at least 50% of its assets in such real estate. Under normal circumstances, the fund invests at least 40% of its total assets in securities of issuers in foreign countries.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Bond Fund seeks high total return and, when consistent with total return, income. To pursue its objective, the fund normally invests in fixed income securities of foreign government and corporate issuers. Those fixed income securities, referred to as "bonds," generally include long-term and short-term government bonds, participation interests in loans, corporate debt obligations, "structured" notes, and other debt obligations. The fund normally invests at least 80% of its net assets, plus borrowings for investment purposes, in "bonds" and invests in at least three countries other than the United States.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Large Cap Growth Fund seeks to provide investors with long-term capital growth. The fund is classified as a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospects. For purposes of this fund, large cap companies are those companies with market capitalizations within the market capitalization range of those companies in the Russell 1000® Growth Index. Each sub-adviser will invest the portion of the fund it manages in not more than 40 large-cap companies.

Old Mutual Strategic Small Company Fund seeks capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000® Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap® Value Index.

Old Mutual TS&W Small Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000® Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. Investment securities of an underlying fund managed by the Adviser, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by each Board of Trustees of the underlying funds (the "Boards"). The underlying funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Boards. The underlying fund's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Boards. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating an underlying fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

NOTES TO FINANCIAL STATEMENTS — continued

Foreign securities of an underlying fund managed by the Adviser and traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities of an underlying fund managed by the Adviser and traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the underlying fund's investment adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the underlying funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Options of an underlying fund managed by the Adviser are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts of an underlying fund managed by the Adviser are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

The Funds are subject to the provisions of Statement of Financial Account Standards No. 157 *Fair Value Measurements,* ("SFAS 157"). SFAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of July 31, 2009, for each Fund's investments is included the Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains, for each Fund, are generally made to shareholders at least annually, if available.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Payments by Affiliates — During the year ended July 31, 2008, the Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio were reimbursed by a sub-adviser for trading errors of $3,092, $5,613, and $4,971, respectively.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2009, the following redemption fees were collected by the Funds.

	Class A	Class C	Class Z	Institutional Class
Old Mutual Asset Allocation Conservative Portfolio	$ 80	$ 22	$—	$—
Old Mutual Asset Allocation Balanced Portfolio	2,210	3,334	—	—
Old Mutual Asset Allocation Moderate Growth Portfolio	—	709	—	—
Old Mutual Asset Allocation Growth Portfolio	23	36	—	—

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund as follows:

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") effective January 1, 2009, pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (excluding acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	0.61%	1.36%	0.36%	0.36%	December 31, 2009
Old Mutual Asset Allocation Balanced Portfolio	0.64%	1.39%	0.39%	0.39%	December 31, 2009
Old Mutual Asset Allocation Moderate Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2009
Old Mutual Asset Allocation Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2009

NOTES TO FINANCIAL STATEMENTS — continued

Prior to January 1, 2009, the Adviser had entered into an expense limitation agreement (the "Former Expense Limitation Agreement") pursuant to which the Adviser had agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (including acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through December 31, 2008 as follows:

	Class A	Class C	Class Z	Institutional Class
Old Mutual Asset Allocation Conservative Portfolio	1.50%	2.25%	1.25%	1.25%
Old Mutual Asset Allocation Balanced Portfolio	1.55%	2.30%	1.30%	1.30%
Old Mutual Asset Allocation Moderate Growth Portfolio	1.55%	2.30%	1.30%	1.30%
Old Mutual Asset Allocation Growth Portfolio	1.60%	2.35%	1.35%	1.35%

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the Former Expense Limitation Agreement may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement was approved by the Board. Moreover, to the extent that the Adviser reimburses advisory fees or absorbs operating expenses of a Fund, the Adviser may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the total operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed.

At July 31, 2009, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2010	Expires 2011	Expires 2012	Total
Old Mutual Asset Allocation Conservative Portfolio	$182	$ 98	$ 13	$ 293
Old Mutual Asset Allocation Balanced Portfolio	367	155	50	572
Old Mutual Asset Allocation Moderate Growth Portfolio	666	336	218	1,220
Old Mutual Asset Allocation Growth Portfolio	600	278	120	998

During the year ended July 31, 2009, the Adviser was reimbursed the following amounts for previously waived fees:

	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$26
Old Mutual Asset Allocation Balanced Portfolio	54
Old Mutual Asset Allocation Moderate Growth Portfolio	25
Old Mutual Asset Allocation Growth Portfolio	24

Sub-Advisory Agreement — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000. The Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of each Fund's investments; and (iii) recommend the allocation of the assets of each Fund by specific investment style mandate.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

Notes to Financial Statements — continued

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the year ended July 31, 2009, it retained the following:

	Service Fees (000)		Distribution Fees (000)
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$ 1	$20	$ 59
Old Mutual Asset Allocation Balanced Portfolio	1	41	124
Old Mutual Asset Allocation Moderate Growth Portfolio	—	45	136
Old Mutual Asset Allocation Growth Portfolio	—	22	67

Amounts designated as "—" are either $0 or have been rounded to $0.

Other Service Providers — The Bank of New York Mellon serves as custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

The Funds have entered into a shareholder servicing agreement with the Administrator to provide shareholder support and other shareholder account-related services. The shareholder service fees are reviewed periodically and approved annually by the Board. Shareholder service fees paid to Old Mutual Fund Services for the year ended July 31, 2009 were as follows (000):

Old Mutual Asset Allocation Conservative Portfolio	$ 1
Old Mutual Asset Allocation Balanced Portfolio	2
Old Mutual Asset Allocation Moderate Growth Portfolio	4
Old Mutual Asset Allocation Growth Portfolio	4

Effective September 17, 2008, these services were no longer provided by the Administrator and the Trust entered into an agency agreement with DST, pursuant to which DST provides call center, correspondence and other shareholder account-related services to the Funds.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended July 31, 2009.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments, for the Funds, for the year ended July 31, 2009 were as follows:

	Purchases (000)	Sales (000)
Old Mutual Asset Allocation Conservative Portfolio	$18,210	$20,271
Old Mutual Asset Allocation Balanced Portfolio	35,875	74,052
Old Mutual Asset Allocation Moderate Growth Portfolio	44,786	87,212
Old Mutual Asset Allocation Growth Portfolio	25,665	49,704

6. SHARE TRANSACTIONS

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	775	719	968	1,217	435	1,263	380	1,076
Shares Issued upon Reinvestment of Distributions	88	50	284	234	294	207	183	173
Shares Redeemed	(952)	(411)	(2,510)	(1,507)	(2,261)	(1,319)	(1,687)	(1,512)
Total Class A Share Transactions	(89)	358	(1,258)	(56)	(1,532)	151	(1,124)	(263)
Class C								
Shares Issued	1,330	1,723	1,571	4,016	1,618	4,173	921	1,922
Shares Issued upon Reinvestment of Distributions	119	64	419	357	636	449	362	310
Shares Redeemed	(1,450)	(868)	(4,394)	(2,273)	(4,870)	(3,264)	(2,444)	(1,934)
Total Class C Share Transactions	(1)	919	(2,404)	2,100	(2,616)	1,358	(1,161)	298
Class Z								
Shares Issued	6	30	17	21	1	10	11	15
Shares Issued upon Reinvestment of Distributions	2	3	7	4	6	2	5	3
Shares Redeemed	(43)	(19)	(17)	(6)	—	—	—	(1)
Total Class Z Share Transactions	(35)	14	7	19	7	12	16	17
Institutional Class								
Shares Issued	687	106	165	465	373	276	731	968
Shares Issued upon Reinvestment of Distributions	16	28	48	17	79	32	162	82
Shares Redeemed	(724)	(7)	(545)	(1,032)	(300)	(523)	(828)	(752)
Total Institutional Class Share Transactions	(21)	127	(332)	(550)	152	(215)	65	298
Net Increase in Shares Outstanding	(146)	1,418	(3,987)	1,513	(3,989)	1,306	(2,204)	350

Amounts designated as "—" are either 0 or have been rounded to 0.

NOTES TO FINANCIAL STATEMENTS — continued

7. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the year ended July 31, 2009 follows:

Old Mutual Asset Allocation Conservative Portfolio (000):

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 07/31/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 67	$ 2,202	$ (294)	$ 805	$ —	$ (875)
Old Mutual Analytic US Long/Short Fund	359	194	(226)	1,148	3	(108)
Old Mutual Barrow Hanley Core Bond Fund	974	2,718	745	15,981	761	126
Old Mutual Barrow Hanley Value Fund	2,747	475	(742)	3,572	85	(323)
Old Mutual Dwight High Yield Fund	1,919	1,004	218	5,152	428	(182)
Old Mutual Dwight Intermediate Fixed Income Fund	575	7,686	38	5,038	341	85
Old Mutual Dwight Short Term Fixed Income Fund	5,698	—	21	5,719	5	—
Old Mutual Focused Fund	549	270	1	1,488	13	(125)
Old Mutual Growth Fund	517	12	79	584	—	—
Old Mutual International Bond Fund	1,808	2,241	(520)	4,322	846	64
Old Mutual International Equity Fund	739	490	(1,370)	3,186	70	(487)
Old Mutual Large Cap Growth Fund	667	—	166	833	—	—
Old Mutual Mid-Cap Fund	1,252	1,466	—	—	3	(473)
Old Mutual Provident Mid-Cap Growth Fund	155	984	—	—	—	(482)
Old Mutual TS&W Mid-Cap Value Fund	726	1,071	(620)	3,220	18	(557)
Total	$18,752	$20,813	$ (2,504)	$51,048	$2,573	$(3,337)

Old Mutual Asset Allocation Balanced Portfolio (000):

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 07/31/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 563	$ 6,128	$ (3,410)	$ 7,322	$ —	$ (3,671)
Old Mutual Analytic US Long/Short Fund	58	360	(2,580)	5,613	20	(210)
Old Mutual Barrow Hanley Core Bond Fund	3,914	10,363	1,026	21,679	1,068	149
Old Mutual Barrow Hanley Value Fund	5,367	2,244	(3,481)	11,984	303	(2,099)
Old Mutual Clay Finlay Emerging Markets Fund	1,222	4,143	—	—	110	(1,679)
Old Mutual Developing Growth Fund	492	4,640	—	—	202	—
Old Mutual Discover Value Fund	3,409	7,792	597	2,127	6	(1,776)
Old Mutual Dwight High Yield Fund	3,673	3,704	320	5,912	592	(585)
Old Mutual Dwight Intermediate Fixed Income Fund	979	16,898	55	4,843	552	(116)
Old Mutual Dwight Short Term Fixed Income Fund	618	84	5	540	2	1
Old Mutual Focused Fund	80	785	(1,205)	3,961	63	(390)
Old Mutual Growth Fund	653	—	107	760	—	—
Old Mutual Heitman Global Real Estate Securities Fund	2,156	277	(569)	1,260	10	(50)
Old Mutual Heitman REIT Fund	95	2,329	(255)	467	18	(935)
Old Mutual International Bond Fund	1,537	4,834	(662)	5,404	1,225	(67)
Old Mutual International Equity Fund	3,945	2,564	(8,223)	16,188	371	(2,474)
Old Mutual Large Cap Growth Fund	1,327	—	68	1,395	—	—
Old Mutual Mid-Cap Fund	173	3,663	—	—	12	(764)
Old Mutual Provident Mid-Cap Growth Fund	—	4,951	—	—	—	(3,332)
Old Mutual Strategic Small Company Fund	4,641	910	(991)	2,138	—	(602)
Old Mutual TS&W Mid-Cap Value Fund	3,284	5,212	(2,470)	7,454	57	(3,107)
Old Mutual TS&W Small Cap Value Fund	5,518	—	136	5,654	—	—
Total	$43,704	$81,881	$ (21,532)	$104,701	$4,611	$ (21,707)

Old Mutual Asset Allocation Moderate Growth Portfolio (000):

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 07/31/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 751	$ 10,199	$ (5,172)	$ 9,990	$ —	$ (5,948)
Old Mutual Analytic US Long/Short Fund	29	1,219	(3,706)	7,988	29	(705)
Old Mutual Barrow Hanley Core Bond Fund	4,281	7,015	619	13,773	596	44
Old Mutual Barrow Hanley Value Fund	7,531	3,455	(5,446)	17,623	432	(3,464)
Old Mutual Clay Finlay Emerging Markets Fund	739	5,618	—	—	130	(3,575)
Old Mutual Developing Growth Fund	858	9,514	—	—	413	(781)
Old Mutual Discover Value Fund	3,051	11,300	1,132	3,831	11	(4,020)
Old Mutual Dwight High Yield Fund	3,046	1,674	72	1,480	46	36
Old Mutual Dwight Intermediate Fixed Income Fund	476	12,575	19	558	283	(124)
Old Mutual Focused Fund	127	1,534	(1,981)	6,446	100	(726)
Old Mutual Growth Fund	1,053	75	162	1,139	—	(1)
Old Mutual Heitman Global Real Estate Securities Fund	5,734	1,029	(1,446)	3,097	28	(162)
Old Mutual Heitman REIT Fund	388	7,123	(331)	831	38	(3,164)
Old Mutual International Bond Fund	936	3,107	(447)	3,546	776	(22)
Old Mutual International Equity Fund	4,836	3,151	(17,101)	28,140	607	(3,184)
Old Mutual Large Cap Growth Fund	910	—	211	1,121	—	—
Old Mutual Mid-Cap Fund	159	5,845	—	—	15	(1,346)
Old Mutual Provident Mid-Cap Growth Fund	—	7,987	—	—	—	(4,497)
Old Mutual Strategic Small Company Fund	8,799	792	(2,267)	5,228	—	(512)
Old Mutual TS&W Mid-Cap Value Fund	4,873	7,588	(3,792)	10,945	83	(4,841)
Old Mutual TS&W Small Cap Value Fund	9,797	—	225	10,022	—	—
Total	**$ 58,374**	**$ 100,800**	**$ (39,249)**	**$ 125,758**	**$ 3,587**	**$ (36,992)**

Old Mutual Asset Allocation Growth Portfolio (000):

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 07/31/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 768	$ 6,938	$ (5,442)	$10,782	$ —	$ (3,941)
Old Mutual Analytic US Long/Short Fund	21	1,484	(2,522)	5,417	21	(853)
Old Mutual Barrow Hanley Value Fund	4,156	1,310	(7,497)	15,709	377	(1,031)
Old Mutual Clay Finlay Emerging Markets Fund	786	4,397	—	—	89	(2,177)
Old Mutual Developing Growth Fund	646	8,732	—	—	332	(1,028)
Old Mutual Discover Value Fund	841	7,986	172	2,842	9	(3,007)
Old Mutual Focused Fund	112	1,749	(1,662)	5,440	88	(809)
Old Mutual Growth Fund	274	147	24	152	—	1
Old Mutual Heitman Global Real Estate Securities Fund	6,416	648	(1,754)	3,822	36	(192)
Old Mutual Heitman REIT Fund	197	6,705	(1,136)	1,768	63	(2,793)
Old Mutual International Equity Fund	3,859	4,617	(13,516)	23,176	511	(4,261)
Old Mutual Mid-Cap Fund	268	2,034	—	—	1	(1,740)
Old Mutual Provident Mid-Cap Growth Fund	—	5,358	—	—	—	(2,556)
Old Mutual Strategic Small Company Fund	7,651	1,117	(1,694)	4,190	—	(650)
Old Mutual TS&W Mid-Cap Value Fund	263	4,342	(2,035)	6,287	53	(2,242)
Old Mutual TS&W Small Cap Value Fund	7,267	—	167	7,434	—	—
Total	**$ 33,525**	**$ 57,564**	**$ (36,895)**	**$ 87,019**	**$ 1,580**	**$ (27,279)**

* Total Purchases at Cost and Proceeds from Sales do not agree to the totals disclosed in Note 5 due to activity from tax-free reorganizations involving certain underlying funds that are included within the tables in Note 7.

Amounts designated as "—" are either $0 or have been rounded to $0.

NOTES TO FINANCIAL STATEMENTS — concluded

8. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal years 2006 – 2008 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2009, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2009, primarily attributable to reclassifications of capital distributions received from underlying funds for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Asset Allocation Conservative Portfolio	$362	$(362)
Old Mutual Asset Allocation Balanced Portfolio	645	(645)
Old Mutual Asset Allocation Moderate Growth Portfolio	341	(341)

The tax character of dividends and distributions declared during the year or periods ended July 31, 2009 and 2008 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio			
2009	$ 2,678	$ 669	$ 3,347
2008	1,775	670	2,445
Old Mutual Asset Allocation Balanced Portfolio			
2009	6,147	3,748	9,895
2008	8,714	3,306	12,020
Old Mutual Asset Allocation Moderate Growth Portfolio			
2009	4,320	8,051	12,371
2008	11,047	4,608	15,655
Old Mutual Asset Allocation Growth Portfolio			
2009	1,501	5,562	7,063
2008	8,380	3,120	11,500

As of July 31, 2009, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$182	$—	$ —	$ (1,896)	$ (2,653)	$(1)	$ (4,368)
Old Mutual Asset Allocation Balanced Portfolio	209	—	(1,664)	(13,670)	(20,147)	—	(35,272)
Old Mutual Asset Allocation Moderate Growth Portfolio	709	—	(5,460)	(20,932)	(34,844)	(1)	(60,528)
Old Mutual Asset Allocation Growth Portfolio	722	—	(5,162)	(15,052)	(34,539)	(1)	(54,032)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2008 through July 31, 2009 that, in accordance with Federal income tax regulations, the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2009, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates:

	2017 (000)	Total (000)
Old Mutual Asset Allocation Balanced Portfolio	$1,664	$1,664
Old Mutual Asset Allocation Moderate Growth Portfolio	5,460	5,460
Old Mutual Asset Allocation Growth Portfolio	5,162	5,162

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Fund at July 31, 2009 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 54,081	$ 1,848	$ (4,501)	$ (2,653)
Old Mutual Asset Allocation Balanced Portfolio	125,892	6,073	(26,220)	(20,147)
Old Mutual Asset Allocation Moderate Growth Portfolio	161,793	10,598	(45,442)	(34,844)
Old Mutual Asset Allocation Growth Portfolio	122,023	5,621	(40,160)	(34,539)

9. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Statement of Financial Accounting Standards No. 165 *Subsequent Events,* the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements through September 21, 2009. The Adviser has determined that there are no material events that would require disclosure in the Funds' financial statements through this date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio (four of the ten funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at July 31, 2009 and the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2009 by correspondence with the transfer agent, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
September 21, 2009

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a July 31, 2009 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2009 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended July 31, 2009, each Fund is designating the following items or those amounts determined necessary with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution*	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Asset Allocation Conservative Portfolio	$ 668,868	13.36%	6.26%	0.00%	0.22%	100.00%
Old Mutual Asset Allocation Balanced Portfolio	3,748,490	12.51%	17.01%	0.00%	0.29%	100.00%
Old Mutual Asset Allocation Moderate Growth Portfolio	8,051,249	12.71%	33.01%	0.00%	0.54%	100.00%
Old Mutual Asset Allocation Growth Portfolio	5,561,699	10.78%	23.23%	0.00%	0.00%	100.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

* These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2009 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — July 31, 2009

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2009.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/1/09	Ending Account Value 7/31/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio — Class A				
Actual Fund Return	$1,000.00	$1,131.40	0.59%	$3.12
Hypothetical 5% Return	1,000.00	1,024.70	0.59	2.96
Old Mutual Asset Allocation Conservative Portfolio — Class C				
Actual Fund Return	1,000.00	1,128.00	1.36	7.18
Hypothetical 5% Return	1,000.00	1,024.66	1.36	6.83
Old Mutual Asset Allocation Conservative Portfolio — Class Z				
Actual Fund Return	1,000.00	1,134.20	0.32	1.69
Hypothetical 5% Return	1,000.00	1,024.71	0.32	1.61
Old Mutual Asset Allocation Conservative Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,135.40	0.27	1.43
Hypothetical 5% Return	1,000.00	1,023.39	0.27	1.35
Old Mutual Asset Allocation Balanced Portfolio — Class A				
Actual Fund Return	1,000.00	1,199.30	0.64	3.49
Hypothetical 5% Return	1,000.00	1,024.70	0.64	3.21
Old Mutual Asset Allocation Balanced Portfolio — Class C				
Actual Fund Return	1,000.00	1,195.50	1.39	7.57
Hypothetical 5% Return	1,000.00	1,024.66	1.39	6.98

	Beginning Account Value 2/1/09	Ending Account Value 7/31/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Balanced Portfolio — Class Z				
Actual Fund Return	$1,000.00	$1,201.90	0.39%	$2.13
Hypothetical 5% Return	1,000.00	1,024.71	0.39	1.96
Old Mutual Asset Allocation Balanced Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,201.30	0.39	2.13
Hypothetical 5% Return	1,000.00	1,022.80	0.39	1.96
Old Mutual Asset Allocation Moderate Growth Portfolio — Class A				
Actual Fund Return	1,000.00	1,228.50	0.57	3.15
Hypothetical 5% Return	1,000.00	1,024.70	0.57	2.86
Old Mutual Asset Allocation Moderate Growth Portfolio — Class C				
Actual Fund Return	1,000.00	1,224.60	1.32	7.28
Hypothetical 5% Return	1,000.00	1,024.66	1.32	6.63
Old Mutual Asset Allocation Moderate Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	1,231.10	0.32	1.77
Hypothetical 5% Return	1,000.00	1,024.71	0.32	1.61
Old Mutual Asset Allocation Moderate Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,231.11	0.32	1.77
Hypothetical 5% Return	1,000.00	1,023.14	0.32	1.61

FUND EXPENSES EXAMPLE (Unaudited) — concluded

	Beginning Account Value 2/1/09	Ending Account Value 7/31/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio — Class A				
Actual Fund Return	$1,000.00	$ 1,260.60	0.57%	$3.19
Hypothetical 5% Return	1,000.00	1,024.70	0.57	2.86
Old Mutual Asset Allocation Growth Portfolio — Class C				
Actual Fund Return	1,000.00	1,255.70	1.32	7.38
Hypothetical 5% Return	1,000.00	1,024.66	1.32	6.63
Old Mutual Asset Allocation Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	1,261.90	0.32	1.79
Hypothetical 5% Return	1,000.00	1,024.71	0.32	1.61
Old Mutual Asset Allocation Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,261.90	0.32	1.79
Hypothetical 5% Return	1,000.00	1,023.14	0.32	1.61

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of July 31, 2009 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
L. Kent Moore (Age: 53)	Chairman of the Board and Trustee	Since 2004	Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), since 2005. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 – 2005.	23	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long Short Fund, and Old Mutual Funds III.
John R. Bartholdson (Age: 64)	Trustee	Since 2004	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – 2007.	38	Old Mutual Funds II, Old Mutual Funds III, ING Clarion Real Estate Income Fund, and ING Clarion Global Real Estate Income Fund.
Robert M. Hamje (Age: 67)	Trustee	Since 2004	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	23	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long-Short Fund, and Old Mutual Funds III.
Jarrett B. Kling (Age: 66)	Trustee	Since 2004	Managing Director, ING Clarion Real Estate Securities (investment adviser).	23	Hirtle Callaghan Trust, ING Clarion Real Estate Income Fund, ING Clarion Global Real Estate Income Fund, ING Clarion, and Old Mutual Funds III.

INTERESTED TRUSTEE AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Julian F. Sluyters** (Age: 49)	Interested Trustee, President, and Principal Executive Officer	Since 2006	Chief Executive Officer (2008 – present), President (2006 – present), and Chief Operating Officer (2006 –2008), Old Mutual Capital, Inc. President and Chief Executive Officer, Scudder family of funds, 2004 – 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.	23	Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, and Old Mutual Funds III.
Walter W. Driver, Jr.*** (Age: 64)	Advisory Trustee	Since 2006	Chairman - Southeast, Goldman Sachs & Co., since 2006. Chairman, King & Spalding LLP (law firm), 1970 – 2006.	23	Total Systems Services, Inc., Equifax, Inc., and Old Mutual Funds III.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** Mr. Sluyters is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of the Adviser.

*** Mr. Driver commenced service as a Trustee in May 2005. Effective January 20, 2006, he resigned as a Trustee. Effective January 23, 2006, the Board appointed Mr. Driver an Advisory Trustee of the Trust, with no voting rights.

BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — concluded
As of July 31, 2009 (Unaudited)

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust of the Funds for their services as Officers.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
James F. Lummanick (Age: 61)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc. and Old Mutual Fund Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Funds II, since 2005. Chief Compliance Officer, Old Mutual Funds III, since 2008. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 – 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 – 2004.
Andra C. Ozols (Age: 48)	Vice President and Secretary	Since 2005	Chief Administrative Officer (since 2008) and Senior Vice President, Secretary, and General Counsel (since 2005), Old Mutual Capital, Inc. Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005), and Vice President (2002 – 2004), ICON Advisors, Inc. and ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 – 2005).
Karen S. Proc (Age: 39)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 – 2005.
Kathryn L. Santoro (Age: 35)	Assistant Secretary	Since 2008	Vice President and Associate General Counsel (since January 2009) and Associate Counsel (2005 – 2008), Old Mutual Capital, Inc. Associate Attorney, Hall & Evans, LLC, 2004 – 2005.
Robert T. Kelly (Age: 40)	Treasurer and Principal Financial Officer	Since 2006	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – 2006.
Kathryn A. Burns (Age: 32)	Assistant Treasurer	Since 2006	Assistant Vice President, Old Mutual Fund Services, since January 2009. Regulatory Reporting Manager, Old Mutual Capital, Inc., since 2006. Manager (2004 –2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.
Robert D. Lujan (Age: 42)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 – 2006.

*Officer of the Trust until such time as his or her successor is duly elected and qualified.

CONSIDERATION OF THE BOARD IN APPROVING INVESTMENT ADVISORY AND INVESTMENT SUB-ADVISORY AGREEMENTS (Unaudited)

Summary of Advisory and Sub-Advisory Agreements Approved by the Board

Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio, and Old Mutual Asset Allocation Growth Portfolio (each, a "Portfolio" and, collectively, the "Portfolios"). On May 20, 2009, the Board approved the renewal, on behalf of the Portfolios, of the advisory agreement (the "Advisory Agreement"), between the Trust and Old Mutual Capital, Inc. ("OMCAP" or the "Adviser") to continue through July 31, 2010, as well as the renewal of the investment sub-advisory agreement (the "Sub-Advisory Agreement") among the Trust, Old Mutual Capital, Inc., and Ibbotson Associates Advisors, LLC ("Ibbotson") to continue in effect through July 13, 2010.

Description of Adviser

Old Mutual Capital, Inc. ("OMCAP" or the "Adviser")

OMCAP was formed and registered as an investment adviser with the Securities and Exchange Commission ("SEC") in May 2004. OMCAP is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a wholly-owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly-owned subsidiary of Old Mutual plc., a London-exchange-listed international financial services firm. As of July 31, 2009, OMCAP managed approximately $2.4 billion in mutual fund assets. OMCAP has served as investment adviser to the Trust since its inception.

Description of the Sub-Adviser (the "Sub-Adviser")

Ibbotson, a Delaware limited liability company located at 22 West Washington Street, Chicago, Illinois 60602, is a wholly-owned subsidiary of Ibbotson Associates, Inc., which is a wholly-owned subsidiary of Morningstar, Inc. Ibbotson is the Sub-Adviser to each Portfolio and allocates, subject to the Adviser's supervision, each Portfolio's assets among the underlying funds.

Considerations of the Board

This section describes the factors considered by the Board of Trustees of the Trust (the "Board" or the "Trustees") in approving the renewal of the Advisory Agreement and Sub-Advisory Agreement (collectively, the "Agreements").

In determining whether it was appropriate to approve the Agreements, the Board requested information, provided by the Adviser and the Sub-Adviser, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board received reports prepared by Lipper, Inc. ("Lipper"), a mutual fund statistical service, detailing comparative mutual fund advisory fees, expenses levels, and performance rankings (the "Lipper Report(s)"). In considering the fairness and reasonableness of the Agreements, the Board reviewed numerous factors, with respect to each applicable Portfolio separately, including the following:

- the nature of the services to be provided under the Agreements;

- the requirements of each Portfolio for the services provided by the Adviser and the Sub-Adviser;

- the quality of the services provided, including information contained in the Adviser's and Sub-Adviser's 15(c) responses and/or the Lipper Report(s) comparing the performance results of the Portfolios, as well as those of appropriate market indices;

- the fees payable for the services;

- advisory fee levels compared to other similar investment accounts managed by the Adviser and the Sub-Adviser;

- the total expenses of each Portfolio compared to those of each Portfolio's respective peer group;

- the commitment of the Adviser to cap certain Portfolio expenses through the contractual deferral of advisory fees and/or reimbursement of expenses, and the fact that the Adviser may seek payment of such deferred fees or reimbursement of such absorbed expenses within a specified period of time after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;

- the financial condition of the Adviser and the Sub-Adviser, including financial statements and profitability analyses provided by each;

- fall-out benefits received by the Adviser and Sub-Adviser, including sources of revenue to the Adviser's affiliates through administration fees and retention of a portion of the sales charge on Class A shares;

- soft dollar benefits which may enhance the ability of the Adviser or the Sub-Adviser to obtain research and brokerage services through soft dollar Trust trades which, in turn, may inure to the benefit of their other clients;

CONSIDERATION OF THE BOARD IN APPROVING INVESTMENT ADVISORY AND INVESTMENT SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

- portfolio management statistics such as portfolio turnover and brokerage commission expenses;

- OMCAP's role as Adviser to the Trust, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;

- the economies of scale available to the Adviser and the Sub-Adviser and the resulting economies of scale passed on to shareholders;

- the capabilities of the Adviser and the Sub-Adviser, including personnel resources;

- fees charged by the Adviser to funds, other than those of the Trust, which are managed by the Adviser;

- the contemplated outsourcing of certain administrative functions and related restructuring of the Adviser, which would include, among other things, a reduction in the number of Portfolios and personnel;

- current economic and industry trends; and

- the overall balance of shareholder benefits versus Adviser and Sub-Adviser benefits.

Current management fees and effective management fees after expense limitations were reviewed in the context of the Adviser's costs of providing services and its profitability. In addition, the Trustees reviewed the Lipper Report(s), comparing a Portfolio's expense ratio, advisory fee, and performance with comparable mutual funds. The Trustees reviewed the costs of the Sub-Adviser in providing the services and the profitability to the Sub-Adviser with respect to each Portfolio, noting that the Adviser had yet to realize a profit on the Portfolios. The Trustees discussed with the Adviser the contemplated restructuring of OMCAP, in which the Adviser would propose to reduce the number of Portfolios, reduce personnel, and outsource certain administrative functions. The Trustees were assured that any such restructuring would not result in any material diminution of the quality of the services that the Adviser provides to the Portfolios.

In connection with the approval of the renewal of the Agreements related to the Balanced Portfolio, the Trustees considered the fact that the actual total expenses of the Portfolio less distribution ranked the Portfolio eighth out of a peer group of nine funds and that the contractual advisory fee for the Portfolio was lower than three funds in the Portfolio's peer group and higher than three funds in its peer group. The Board considered the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that the total return performance for the Balanced Portfolio for the one-year period ended March 31, 2009 was better than five funds in the Portfolio's peer group and below three funds in its peer group, for the three-year period ended March 31, 2009 better than two funds in the Portfolio's peer group and below three funds in its peer group, and since inception better than three funds in the Portfolio's peer group and below two funds in its peer group.

In connection with the approval of the renewal of the Agreements related to the Conservative Portfolio, the Trustees considered the fact that the actual total expenses of the Portfolio less distribution ranked the Portfolio eighth out of a peer group of nine funds and that the contractual advisory fee for the Portfolio was lower than two funds in the Portfolio's peer group and higher than three funds in its peer group. The Trustees considered the fact that the total return performance for the Conservative Portfolio for the one-year period ended March 31, 2009 was better than seven funds in the Portfolio's peer group and below one fund in its peer group, for the three-year period ended March 31, 2009 better than four funds in the Portfolio's peer group and below one fund in its peer group, and since inception better than the other five funds in the Portfolio's peer group.

In connection with the approval of the renewal of the Agreements related to the Growth Portfolio, the Trustees considered the fact that the actual total expenses of the Portfolio less distribution ranked the Portfolio ninth out of a peer group of nine funds and that the contractual advisory fee for the Portfolio was lower than one fund in the Portfolio's peer group but higher than five funds in its peer group. The Board considered the continuing efforts of the Adviser with respect to expenses.

In connection with the approval of the renewal of the Agreements related to the Moderate Growth Portfolio, the Trustees considered the fact that the actual total expenses of the Portfolio less distribution ranked the Portfolio ninth out of a peer group of nine funds and that the contractual advisory fee for the Portfolio was lower than one fund in the Portfolio's peer group but higher than five funds in its peer group. The Board considered the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that the total return performance for the Moderate Growth Portfolio for the one-year period ended March 31, 2009 was better than two funds in the Portfolio's peer group but below six funds in its peer group, for the three-year period ended March 31, 2009 better than two funds in the Portfolio's peer group and below four funds in its peer group, and since inception better than two funds in the Portfolio's peer group and below three funds in its peer group.

Board Approvals

The Board reviewed additional information provided by the Adviser and the Sub-Adviser. Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that approval of the Agreements was consistent with the best interests of each Portfolio, as applicable, and shareholders. The Board, including all of the trustees who are not "interested persons" of the Trust, voting separately at meetings held in-person, unanimously approved the Agreements on the basis of the foregoing review and discussions. The Board concluded, among other things:

- that the level of fees to be charged by the Adviser to the Portfolios is comparable to the fees charged by the Adviser to the other similar funds it advises, as well as to fees charged by other investment advisers and investment sub-advisers to other funds with similar investment or allocation strategies, and is therefore reasonable, considering the services provided by the Adviser and the Sub-Adviser;

- that each Portfolio's performance was competitive with that of its performance peer group;

- that the unique and active asset allocation management structure supports the level of fees currently being charged;

- that the Adviser's willingness to voluntarily defer its fees and reimburse expenses to reduce Portfolio expenses indicates a high level of commitment on the part of the Adviser;

- that the profitability of each Portfolio to the Adviser and the Sub-Adviser, when positive, was reasonable in light of all the circumstances;

- that the Advisory Agreement contains breakpoints, which will allow shareholders to realize economies of scale as the Portfolios' assets increase;

- that certain economies of scale factor in approving the Agreements at the present time;

- that the Adviser and Sub-Adviser are experienced and possess significant experience in managing particular asset classes;

- that the Adviser and the Sub-Adviser have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Portfolios, including the retention of personnel with relevant investment management experience;

- that the Adviser and Sub-Adviser appear to have overall high quality in terms of their personnel, operations, financial condition, investment management capabilities, methodologies and performance;

- that the administrative fees are competitive;

- that the sales charge for Class A shares, of which the Adviser's affiliated broker-dealer retained only a portion, was competitive; and

- that the receipt of research and brokerage services through soft dollar Trust trades would strengthen the investment management resources of the Adviser, which might ultimately benefit the Portfolios, as well as other funds within the Trust and in the Old Mutual complex.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-09-569 09/2009



OLD MUTUAL®
Funds I

Old Mutual Funds I

ANNUAL REPORT

July 31, 2009

Old Mutual Analytic Fund
Old Mutual Analytic Global Fund
Old Mutual China Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Bond Fund
Old Mutual International Equity Fund

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. Each of the Funds, except Old Mutual International Bond Fund offers Class A, Class C, Class Z and Institutional Class shares. The Old Mutual International Bond Fund offers Institutional Class shares only. Effective following the close of business on August 7, 2009, the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund will no longer offer Class C shares to new investors. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2009, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2009 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a regional fund may involve greater risk and volatility than a more diversified investment. Investing in fixed income securities involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. Government and other higher-quality bonds. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") indexes assume change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Citigroup Non-U.S. Dollar World Government Bond Index

The Citigroup Non-U.S. Dollar World Government Bond Index is a market-weighted index designed to reflect the performance of the international developed-government fixed income markets in the following 14 countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Spain, Sweden and the United Kingdom.

MSCI China Index

The unmanaged MSCI China Index is a market capitalization-weighted index of Chinese equities that includes Red Chips and H shares listed on the Hong Kong Stock Exchange and B shares listed on the Shanghai and Shenzhen Exchanges. Red Chips are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Hong Kong. H Shares are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Mainland China and approved by the China Securities Regulatory Commission for a listing in Hong Kong. B Shares are Mainland Chinese stocks listed on the Shanghai and Shenzhen stock exchanges, available to Chinese and foreign investors.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of June 2007, the MSCI EAFE Index consisted of the following 21 developed market country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

MSCI World Index

The unmanaged MSCI World Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets. As of June 2007, the MSCI World Index consisted of the following 23 developed market country indexes: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States.

Russell 2500™ Growth Index

The Russell 2500™ Growth Index measures the performance of the small to mid-cap growth segment of the U.S. equity universe. It includes those Russell 2500™ Index companies with higher price-to-book ratios and higher forecasted growth values.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The fiscal year ended July 31, 2009 was marked by periods of extreme volatility, a severe economic compression and near collapse of the U.S. financial system. The global economy faced its deepest recession since World War II. The fiscal year also saw a market rally led by growth stocks in the fourth quarter of 2008 and first quarter of 2009, and a market rally led by low quality names and micro-cap companies, which helped the worldwide stock markets post rebounds in the second quarter of 2009. Over the fiscal year, both growth and value styles went in and out of favor with value having a slight edge. U.S. stocks, as measured by the S&P 500 Index, declined by (19.96)% for the one-year period ended July 31, 2009.

From August 2008 through early March 2009, the financial markets continued to be volatile. What began as a subprime real estate mortgage crisis became a full-blown financial crisis that quickly affected all markets and led to worldwide asset price deflation. Beginning in early March 2009, the U.S. government, along with other governments around the world, took unprecedented actions to end the global financial crisis. The last three months of the fiscal year were marked by a striking reversal as riskier assets such as equities, credit and emerging markets performed relatively well and recovered some of their previous losses.

Despite this challenging environment, Old Mutual Capital, Inc. believes that the current U.S. government policy response may help the global economy start to recover, although it expects to see higher than normal volatility, making the journey painful. Old Mutual Capital, Inc. believes that although it may take some time to play out, strong long-term opportunities are available to patient investors, and as the economy recovers, those investors will likely be rewarded.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ANALYTIC FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

- *For the fiscal year ended July 31, 2009, the Old Mutual Analytic Fund (the "Fund") underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares posted a (26.94)% return at net asset value versus a (19.96)% return for the benchmark.*

- *Sectors that detracted from relative performance included health care, energy and information technology. On the contrary, industrials, financials and materials were among the sectors that contributed positively to relative performance.*

- *Long positions in Ashland (no longer a Fund holding) and Intel and a short position in Central European Media Enterprises (no longer a Fund holding) were among the top contributors to relative performance for the period.*

- *Long positions in Schlumberger, Cardinal Health and RRI Energy (no longer a Fund holding) were among the top detractors from relative performance for the period.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, the Old Mutual Analytic Fund (the "Fund") underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares posted a (26.94)% return at net asset value versus a (19.96)% return for the benchmark. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past year?

A. For the first seven months of the fiscal year, equities across the globe were down, but then proceeded to climb back up as investors applauded positive earnings from Citigroup, the U.S. Federal Reserve Board's stimulus efforts and the U.S. government's plan to unload toxic debt. As the credit markets improved and volatility levels fell, global equity prices rose significantly through the final five months of the fiscal year.

Q. Which market factors influenced the Fund's relative performance?

A. The equity portion of the Fund detracted from performance during the period. An overweight to companies with attractive asset utilization, attractive interest coverage and predicted earnings to price ratios contributed positively to performance. In addition, an underweight to companies with high financial leverage and above-average price momentum also contributed positively. An overweight to companies with high growth in equity and growth in profitability detracted from performance, as did an overweight to companies with above-average six-month returns. An underweight to companies with above-average trading volume and high dividend yields also detracted from performance.

Option positions detracted from performance during the period as the strong market rally that began in March 2009 erased options gains that were earned earlier in the period. Contracts on the S&P 500 indexes, as well as water and commodity contracts, added value. On the contrary, contracts on the S&P 100 indexes and contracts in the banking and housing sectors, detracted from performance.

Global asset allocation contributed negatively to performance, with most of the underperformance occurring in the first half of the fiscal year. The major detractors were the currency positions and volatility components.

Q. How did portfolio composition affect relative Fund performance?

A. Sectors that detracted from performance included health care, energy and information technology. On the contrary, industrials, financials and materials were among the sectors that contributed positively to performance.

Long positions in Ashland (no longer a Fund holding) and Intel and a short position in Central European Media Enterprises (no longer a Fund holding) were among the top contributors for the period. Ashland, a chemical company, saw its share price rise when it announced that earnings should be better than expected and analysts upgraded its stock. Intel, a semiconductor company, saw its stock price rise when data showed that consumers were purchasing computers faster than anticipated, a sign of possible economic recovery. Central European Media Enterprises, a company that invests in, develops and operates commercial television channels in Central and Eastern Europe, saw its share price harmed in the economic downturn.

Long positions in Schlumberger, Cardinal Health and RRI Energy (no longer a Fund holding) were among the top detractors for the period. Schlumberger, an oil-field services company, saw its stock price decline due to the fall of crude oil prices. Cardinal Health, a health care services and product provider, saw its stock price fall upon announcing a spin-off of some of its clinical and medical products business. RRI Energy, an electricity provider, saw its share price plummet after it cut its fiscal 2008 profit forecast due to Hurricane Ike and lower commodity prices. The company also reported that it had obtained $1 billion of new financing to replace a credit facility.

Q. What is the investment outlook for the U.S. large-cap stock market?

A. Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser, intends to continue to emphasize companies with attractive cash flow to price ratios, as well as those companies with above-average asset utilization. Analytic also intends to continue to focus on companies with above-average historical earnings to price ratios, while moving away from companies with high analyst dispersion and above-average trading volume. Analytic also intends to de-emphasize those companies with higher-than-average financial leverage.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this belief holds true going forward, the Fund should benefit from being properly positioned towards stocks with characteristics favored by investors.

Top Ten Holdings*
as of July 31, 2009

United States Treasury Bill 0.336%, 05/06/2010	6.4%
Exxon Mobil	4.3%
Chevron	3.0%
Intel	2.8%
Comcast, Cl A	2.3%
Occidental Petroleum	2.2%
Sysco	2.0%
AT&T	2.0%
Corning	1.8%
Texas Instruments	1.7%
As a % of Total Fund Investments	28.5%

* Excludes short-term money market fund. Top Ten Holdings are all long positions.

Analytic Fund

OLD MUTUAL ANALYTIC FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class A with load	03/31/05	(31.11)%	n/a	n/a	(6.59)%
Class A without load	03/31/05	(26.94)%	n/a	n/a	(5.30)%
Class C with load	03/31/05	(28.25)%	n/a	n/a	(6.00)%
Class C without load	03/31/05	(27.52)%	n/a	n/a	(6.00)%
Class Z	07/01/78	(26.72)%	(1.94)%	(0.30)%	8.45%[1]
Institutional Class	12/09/05[2]	(26.76)%	n/a	n/a	(8.45)%
S&P 500 Index	07/01/78	(19.96)%	(0.14)%	(1.19)%	11.08%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2008 prospectus) are 2.13% and 2.06%; 2.85% and 2.81%; 1.86% and 1.81%; and 1.89% and 1.79%, respectively.

On December 9, 2005, Old Mutual Analytic Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2009

Description	Shares	Value (000)
Common Stock — 109.9%		
Aerospace/Defense — 3.0%		
General Dynamics (B)	38,647	$ 2,141
Lockheed Martin (B)	20,207	1,511
Raytheon (B)	36,574	1,717
Total Aerospace/Defense		5,369
Aerospace/Defense-Equipment — 0.2%		
United Technologies	5,753	313
Total Aerospace/Defense-Equipment		313
Agricultural Chemicals — 0.3%		
CF Industries Holdings	952	75
Terra Industries	15,497	452
Total Agricultural Chemicals		527
Agricultural Operations — 0.4%		
Bunge (B)	10,342	724
Total Agricultural Operations		724
Airlines — 1.1%		
Southwest Airlines (B)	243,123	1,909
Total Airlines		1,909
Applications Software — 1.4%		
Microsoft (B)	78,678	1,851
Salesforce.com*	13,178	571
Total Applications Software		2,422
Auto/Truck Parts & Equipment-Original — 0.3%		
Johnson Controls	11,538	299
WABCO Holdings	8,766	167
Total Auto/Truck Parts & Equipment-Original		466
Beverages-Non-Alcoholic — 0.1%		
Pepsi Bottling Group	2,688	91
Total Beverages-Non-Alcoholic		91
Beverages-Wine/Spirits — 0.2%		
Brown-Forman, Cl B (B)	6,230	274
Total Beverages-Wine/Spirits		274
Broadcast Services/Programming — 0.1%		
Liberty Global, Cl A*	2	—
Scripps Networks Interactive, Cl A	4,760	154
Total Broadcast Services/Programming		154

Description	Shares	Value (000)
Building-Mobile Home/Manufactured Housing — 0.2%		
Thor Industries	17,072	$ 408
Total Building-Mobile Home/ Manufactured Housing		408
Building-Residential/Commercial — 0.0%		
Centex	2,515	27
Total Building-Residential/Commercial		27
Cable/Satellite TV — 3.5%		
Comcast, Cl A (B)	333,973	4,963
DIRECTV Group* (B)	10,305	267
DISH Network, Cl A*	56,282	954
Total Cable/Satellite TV		6,184
Casino Hotels — 0.3%		
Las Vegas Sands*	64,605	604
Total Casino Hotels		604
Cellular Telecommunications — 0.8%		
NII Holdings* (B)	49,492	1,139
United States Cellular* (B)	5,602	201
Total Cellular Telecommunications		1,340
Chemicals-Diversified — 0.2%		
Dow Chemical	20,332	430
Huntsman	1	—
Total Chemicals-Diversified		430
Chemicals-Specialty — 0.5%		
Eastman Chemical	1,725	86
Ecolab (B)	18,452	766
Total Chemicals-Specialty		852
Coal — 0.0%		
Arch Coal	5	—
Total Coal		—
Commercial Banks-Central US — 0.2%		
BOK Financial	7,453	312
Cullen/Frost Bankers	1,530	73
Total Commercial Banks-Central US		385
Commercial Banks-Southern US — 0.0%		
BB&T	1	—
Total Commercial Banks-Southern US		—
Commercial Banks-Western US — 0.6%		
Bank of Hawaii	29,009	1,113
Total Commercial Banks-Western US		1,113

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Description	Shares	Value (000)
Commercial Services — 0.0%		
Convergys*	2	$ —
Total Commercial Services		—
Commercial Services-Finance — 1.9%		
H&R Block (B)	50,468	842
MasterCard, Cl A	5,211	1,011
Visa, Cl A (B)	21,279	1,393
Western Union (B)	5,700	100
Total Commercial Services-Finance		3,346
Computer Services — 0.4%		
Accenture, Cl A (B)	21,623	758
Total Computer Services		758
Computers — 3.0%		
Apple*	9,856	1,610
Dell*	20,616	276
Hewlett-Packard (B)	27,662	1,198
IBM	17,473	2,061
Sun Microsystems*	14,669	135
Total Computers		5,280
Computers-Peripheral Equipment — 0.2%		
Lexmark International, Cl A*	20,788	301
Total Computers-Peripheral Equipment		301
Consulting Services — 0.0%		
Genpact*	2	—
Total Consulting Services		—
Containers-Paper/Plastic — 0.1%		
Packaging Corp of America	706	14
Pactiv*	451	11
Sonoco Products	2,928	78
Total Containers-Paper/Plastic		103
Cosmetics & Toiletries — 0.9%		
Estee Lauder, Cl A	8,837	322
Procter & Gamble (B)	23,395	1,299
Total Cosmetics & Toiletries		1,621
Distribution/Wholesale — 0.8%		
Ingram Micro, Cl A* (B)	18,550	312
Tech Data* (B)	29,886	1,044
Total Distribution/Wholesale		1,356
Diversified Banking Institution — 1.2%		
Bank of America (B)	149,569	2,212
Total Diversified Banking Institution		2,212

Description	Shares	Value (000)
Diversified Manufacturing Operations — 1.1%		
General Electric	77,279	$ 1,036
Harsco (B)	22,160	610
Illinois Tool Works	7,957	323
ITT	1	—
Trinity Industries (B)	1	—
Total Diversified Manufacturing Operations		1,969
E-Commerce/Products — 0.6%		
Amazon.com*	11,584	993
Total E-Commerce/Products		993
E-Commerce/Services — 1.2%		
eBay* (B)	97,764	2,077
Total E-Commerce/Services		2,077
Electric Products-Miscellaneous — 0.0%		
Molex	4,857	86
Total Electric Products-Miscellaneous		86
Electric-Integrated — 1.5%		
PPL (B)	76,992	2,602
Total Electric-Integrated		2,602
Electronic Components-Semiconductors — 6.0%		
Broadcom, Cl A*	34,683	979
Intel (B)	312,235	6,011
Texas Instruments (B)	151,791	3,651
Total Electronic Components-Semiconductors		10,641
Electronic Measuring Instruments — 0.1%		
Agilent Technologies* (B)	5,359	124
Total Electronic Measuring Instruments		124
Engineering/R&D Services — 3.1%		
Aecom Technology*	4,841	157
Fluor (B)	48,169	2,543
Jacobs Engineering Group* (B)	17,234	706
KBR (B)	103,274	2,188
Total Engineering/R&D Services		5,594
Enterprise Software/Services — 0.0%		
CA	1	—
Total Enterprise Software/Services		—
Entertainment Software — 1.5%		
Electronic Arts* (B)	120,900	2,596
Total Entertainment Software		2,596

Description	Shares	Value (000)
Fiduciary Banks — 2.6%		
Bank of New York Mellon (B)	96,030	$ 2,625
Northern Trust (B)	32,164	1,924
Total Fiduciary Banks		4,549
Finance-Credit Card — 2.0%		
American Express	75,920	2,151
Discover Financial Services	120,692	1,434
Total Finance-Credit Card		3,585
Finance-Investment Banker/Broker — 1.3%		
Charles Schwab (B)	120,999	2,162
TD Ameritrade Holding*	6,094	113
Total Finance-Investment Banker/Broker		2,275
Financial Guarantee Insurance — 0.2%		
MBIA*	90,422	379
Total Financial Guarantee Insurance		379
Food-Meat Products — 1.3%		
Tyson Foods, Cl A (B)	200,730	2,294
Total Food-Meat Products		2,294
Food-Miscellaneous/Diversified — 1.5%		
Sara Lee	254,807	2,711
Total Food-Miscellaneous/Diversified		2,711
Food-Wholesale/Distribution — 2.4%		
Sysco (B)	182,618	4,339
Total Food-Wholesale/Distribution		4,339
Gas-Distribution — 0.7%		
Energen	28,172	1,164
Total Gas-Distribution		1,164
Hospital Beds/Equipment — 0.2%		
Hill-Rom Holdings (B)	18,577	318
Total Hospital Beds/Equipment		318
Hotels & Motels — 0.0%		
Marriott International, Cl A	40	1
Total Hotels & Motels		1
Human Resources — 0.1%		
Hewitt Associates, Cl A*	5,467	164
Total Human Resources		164

Description	Shares	Value (000)
Independent Power Producer — 1.8%		
NRG Energy* (B)	120,387	$ 3,276
Total Independent Power Producer		3,276
Internet Security — 0.2%		
VeriSign*	17,891	366
Total Internet Security		366
Investment Management/Advisory Services — 4.4%		
BlackRock (B)	11,335	2,160
Franklin Resources	27,890	2,473
Invesco	20,233	400
Janus Capital Group	1	—
T Rowe Price Group (B)	61,285	2,863
Total Investment Management/Advisory Services		7,896
Life/Health Insurance — 0.8%		
Aflac	15,535	588
Torchmark	23,283	909
Unum Group	1	—
Total Life/Health Insurance		1,497
Machinery-Construction & Mining — 0.1%		
Joy Global	4,756	177
Total Machinery-Construction & Mining		177
Machinery-Farm — 1.2%		
AGCO* (B)	65,479	2,060
Total Machinery-Farm		2,060
Medical Products — 3.0%		
Johnson & Johnson (B)	42,276	2,574
Stryker (B)	53,667	2,087
Varian Medical Systems*	1	—
Zimmer Holdings*	12,946	603
Total Medical Products		5,264
Medical-Biomedical/Genetic — 3.1%		
Amgen*	11,498	716
Biogen Idec*	35,188	1,673
Celgene*	4,588	261
Gilead Sciences* (B)	42,979	2,103
OSI Pharmaceuticals*	19,828	670
Total Medical-Biomedical/Genetic		5,423

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS
As of July 31, 2009

Description	Shares	Value (000)
Medical-Drugs — 3.9%		
Abbott Laboratories	24,221	$ 1,090
Forest Laboratories* (B)	27,494	710
Merck (B)	39,585	1,188
Pfizer (B)	126,672	2,018
Schering-Plough (B)	30,570	810
Wyeth (B)	25,033	1,165
Total Medical-Drugs		6,981
Medical-HMO — 1.2%		
Coventry Health Care*	25,782	593
Health Net* (B)	9,826	133
Humana*	24,228	796
UnitedHealth Group (B)	19,691	553
Total Medical-HMO		2,075
Medical-Hospitals — 0.5%		
Health Management Associates, Cl A*	2	—
Tenet Healthcare*	213,790	844
Total Medical-Hospitals		844
Medical-Wholesale Drug Distributors — 3.2%		
AmerisourceBergen (B)	158,543	3,126
Cardinal Health (B)	26,019	866
McKesson (B)	34,685	1,774
Total Medical-Wholesale Drug Distributors		5,766
Metal Processors & Fabricators — 0.2%		
Commercial Metals	1	—
Timken (B)	21,623	441
Total Metal Processors & Fabricators		441
Metal-Copper — 0.1%		
Southern Copper	3,893	100
Total Metal-Copper		100
Metal-Iron — 0.2%		
Cliffs Natural Resources	15,517	425
Total Metal-Iron		425
Multi-line Insurance — 0.0%		
American Financial Group	1,232	30
Total Multi-line Insurance		30
Multimedia — 0.7%		
McGraw-Hill	316	10
Walt Disney (B)	47,417	1,191
Total Multimedia		1,201

Description	Shares	Value (000)
Networking Products — 0.5%		
Cisco Systems*	39,823	$ 876
Total Networking Products		876
Non-Ferrous Metals — 0.0%		
Titanium Metals	1	—
Total Non-Ferrous Metals		—
Oil & Gas Drilling — 0.1%		
Patterson-UTI Energy	1	—
Pride International*	1	—
Rowan	7,056	151
Total Oil & Gas Drilling		151
Oil Companies-Exploration & Production — 3.1%		
Apache (B)	7,345	617
Encore Acquisition*	1,996	71
Occidental Petroleum (B)	65,210	4,652
Pioneer Natural Resources (B)	4,717	135
Total Oil Companies-Exploration & Production		5,475
Oil Companies-Integrated — 11.8%		
Chevron (B)	92,499	6,426
ConocoPhillips	5,161	226
Exxon Mobil (B)	128,626	9,054
Hess	40,106	2,214
Marathon Oil	19,350	624
Murphy Oil (B)	40,716	2,370
Total Oil Companies-Integrated		20,914
Oil Field Machinery & Equipment — 0.1%		
Cameron International*	4,723	147
National Oilwell Varco*	119	4
Total Oil Field Machinery & Equipment		151
Oil-Field Services — 0.4%		
Baker Hughes	1,970	80
Halliburton (B)	5,257	116
Oil States International*	1	—
Schlumberger	10,009	535
Total Oil-Field Services		731
Paper & Related Products — 0.3%		
International Paper	24,691	464
MeadWestvaco	5,956	116
Total Paper & Related Products		580

Description	Shares	Value (000)
Pharmacy Services — 0.0%		
Express Scripts*	1	$ —
Total Pharmacy Services		—
Real Estate Operation/Development — 0.0%		
Forest City Enterprises, Cl A	3,396	24
Total Real Estate Operation/Development		24
REITs-Hotels — 0.1%		
Hospitality Properties Trust	10,550	167
Total REITs-Hotels		167
REITs-Office Property — 0.3%		
Alexandria Real Estate Equities	14,674	559
Total REITs-Office Property		559
REITs-Storage — 0.5%		
Public Storage (B)	13,502	980
Total REITs-Storage		980
Retail-Apparel/Shoe — 0.7%		
Foot Locker	1	—
Gap (B)	46,162	753
Guess?	18,076	525
Total Retail-Apparel/Shoe		1,278
Retail-Automobile — 0.1%		
Carmax*	11,275	182
Total Retail-Automobile		182
Retail-Bookstore — 0.1%		
Barnes & Noble	9,435	217
Total Retail-Bookstore		217
Retail-Building Products — 0.0%		
Lowe's	1	—
Total Retail-Building Products		—
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	15,266	334
Total Retail-Computer Equipment		334
Retail-Consumer Electronics — 0.2%		
RadioShack	26,298	408
Total Retail-Consumer Electronics		408

Description	Shares	Value (000)
Retail-Discount — 1.8%		
Big Lots*	41,913	$ 966
BJ's Wholesale Club*	13,633	455
Costco Wholesale (B)	28,938	1,432
Target	1	—
Wal-Mart Stores	7,761	387
Total Retail-Discount		3,240
Retail-Drug Store — 0.8%		
Walgreen (B)	46,227	1,435
Total Retail-Drug Store		1,435
Retail-Mail Order — 0.3%		
Williams-Sonoma	43,303	609
Total Retail-Mail Order		609
Retail-Major Department Store — 0.2%		
JC Penney	9,588	289
Total Retail-Major Department Store		289
Retail-Restaurants — 0.9%		
Brinker International	32,201	536
Starbucks*	61,907	1,096
Total Retail-Restaurants		1,632
S&L/Thrifts-Eastern US — 0.4%		
Hudson City Bancorp	44,896	631
Total S&L/Thrifts-Eastern US		631
Semiconductor Components-Integrated Circuits — 0.0%		
Marvell Technology Group*	1	—
Total Semiconductor Components-Integrated Circuits		—
Super-Regional Banks-US — 2.1%		
US Bancorp (B)	165,097	3,370
Wells Fargo (B)	16,141	395
Total Super-Regional Banks-US		3,765
Telecommunications Equipment-Fiber Optics — 2.2%		
Corning (B)	227,419	3,866
Total Telecommunications Equipment-Fiber Optics		3,866
Telephone-Integrated — 3.4%		
AT&T (B)	164,118	4,305
Sprint Nextel* (B)	430,377	1,722
Total Telephone-Integrated		6,027
Tobacco — 2.0%		
Philip Morris International (B)	77,884	3,629
Total Tobacco		3,629

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2009

Description	Shares/Face Amount (000)	Value (000)
Transport-Rail — 0.1%		
CSX	3,296	$ 132
Total Transport-Rail		132
Transport-Services — 0.1%		
United Parcel Service, Cl B	2,491	134
Total Transport-Services		134
Web Portals/ISP — 0.8%		
Google, Cl A* (B)	2,113	936
Yahoo!* (B)	31,055	445
Total Web Portals/ISP		1,381
Wireless Equipment — 2.4%		
Motorola (B)	246,430	1,764
QUALCOMM	55,346	2,558
Total Wireless Equipment		4,322
Total Common Stock (Cost $164,685)		**194,971**
U.S. Treasury Obligations — 7.8%		
United States Treasury Bill 0.336%, 05/06/2010 (C)	$ 13,810	13,773
Total U.S. Treasury Obligations (Cost $13,775)		**13,773**
Money Market Fund — 3.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.329% (A)	5,366,579	5,367
Total Money Market Fund (Cost $5,367)		**5,367**
Total Investments — 120.7% (Cost $183,827)		**214,111**
Securities Sold Short — (18.3)%		
Advertising Sales — (0.0)%		
Clear Channel Outdoor Holdings, Cl A*	(4,315)	(25)
Total Advertising Sales		(25)
Aerospace/Defense — (0.1)%		
TransDigm Group*	(6,344)	(243)
Total Aerospace/Defense		(243)
Aerospace/Defense-Equipment — (0.2)%		
BE Aerospace*	(20,754)	(335)
Total Aerospace/Defense-Equipment		(335)
Airlines — (0.1)%		
Delta Air Lines*	(31,999)	(222)
Total Airlines		(222)
Applications Software — (0.3)%		
Nuance Communications*	(45,733)	(604)
Total Applications Software		(604)

Description	Shares	Value (000)
Auto-Medium & Heavy Duty Trucks — (0.1)%		
Oshkosh	(5,671)	$ (156)
Total Auto-Medium & Heavy Duty Trucks		(156)
Broadcast Services/Programming — (0.5)%		
Liberty Media — Capital, Ser A*	(63,479)	(926)
Total Broadcast Services/Programming		(926)
Building & Construction Products-Miscellaneous — (0.2)%		
Owens Corning*	(14,879)	(273)
Total Building & Construction Products-Miscellaneous		(273)
Building Products-Cement/Aggregate — (0.0)%		
Eagle Materials	(2,112)	(58)
Total Building Products-Cement/Aggregate		(58)
Building-Residential/Commercial — (0.2)%		
KB Home	(1)	—
MDC Holdings	(3,587)	(126)
Toll Brothers*	(16,212)	(317)
Total Building-Residential/Commercial		(443)
Commercial Banks-Central US — (0.0)%		
Marshall & Ilsley	(139)	(1)
Total Commercial Banks-Central US		(1)
Commercial Banks-Southern US — (0.3)%		
First Horizon National*	(39,327)	(504)
Total Commercial Banks-Southern US		(504)
Commercial Banks-Western US — (0.1)%		
Zions Bancorporation	(10,449)	(142)
Total Commercial Banks-Western US		(142)
Commercial Services — (0.3)%		
Weight Watchers International	(19,154)	(534)
Total Commercial Services		(534)
Computers-Integrated Systems — (0.0)%		
Brocade Communications Systems*	(3,190)	(25)
Total Computers-Integrated Systems		(25)
Consumer Products-Miscellaneous — (0.1)%		
Jarden*	(10,731)	(265)
Total Consumer Products-Miscellaneous		(265)
Diagnostic Kits — (0.3)%		
Inverness Medical Innovations*	(16,840)	(567)
Total Diagnostic Kits		(567)

Description	Shares	Value (000)
Dialysis Centers — (0.2)%		
DaVita*	(6,732)	$ (335)
Total Dialysis Centers		(335)
Electronic Components-Semiconductors — (0.7)%		
International Rectifier*	(24,530)	(406)
Rambus*	(45,810)	(776)
Total Electronic Components-Semiconductors		(1,182)
Electronic Measuring Instruments — (0.2)%		
Itron*	(5,582)	(291)
Total Electronic Measuring Instruments		(291)
Finance-Auto Loans — (0.2)%		
AmeriCredit*	(17,521)	(275)
Total Finance-Auto Loans		(275)
Finance-Consumer Loans — (0.4)%		
SLM*	(82,376)	(732)
Student Loan	(499)	(22)
Total Finance-Consumer Loans		(754)
Finance-Investment Banker/Broker — (0.5)%		
Greenhill	(1,227)	(92)
Jefferies Group	(27,822)	(636)
Lazard, Cl A	(6,660)	(246)
Total Finance-Investment Banker/Broker		(974)
Finance-Other Services — (0.0)%		
NASDAQ OMX Group*	(1)	—
Total Finance-Other Services		—
Hospital Beds/Equipment — (0.3)%		
Kinetic Concepts*	(17,551)	(555)
Total Hospital Beds/Equipment		(555)
Investment Management/Advisory Services — (0.9)%		
Affiliated Managers Group*	(3,169)	(209)
Ameriprise Financial	(14,453)	(402)
Legg Mason	(32,767)	(922)
Total Investment Management/Advisory Services		(1,533)
Life/Health Insurance — (0.5)%		
Lincoln National	(4,806)	(102)
Protective Life	(31,853)	(476)
Prudential Financial	(8,348)	(370)
Total Life/Health Insurance		(948)

Description	Shares	Value (000)
Machinery-General Industry — (0.2)%		
Manitowoc	(70,635)	$ (437)
Total Machinery-General Industry		(437)
Medical-Biomedical/Genetic — (0.8)%		
Dendreon*	(8,409)	(204)
United Therapeutics*	(2,215)	(205)
Vertex Pharmaceuticals*	(26,557)	(956)
Total Medical-Biomedical/Genetic		(1,365)
Medical-Drugs — (0.9)%		
King Pharmaceuticals*	(144,959)	(1,315)
Valeant Pharmaceuticals International*	(8,529)	(220)
Total Medical-Drugs		(1,535)
Medical-Generic Drugs — (0.1)%		
Perrigo	(4,105)	(111)
Total Medical-Generic Drugs		(111)
Multi-line Insurance — (0.9)%		
Genworth Financial, Cl A	(66,275)	(457)
Hartford Financial Services Group	(46,772)	(771)
XL Capital, Cl A	(28,684)	(404)
Total Multi-line Insurance		(1,632)
Multimedia — (0.3)%		
Liberty Media - Entertainment, Ser A*	(17,927)	(501)
Total Multimedia		(501)
Oil Companies-Exploration & Production — (2.1)%		
Forest Oil*	(9,575)	(161)
Mariner Energy*	(2,491)	(30)
Newfield Exploration*	(13,221)	(520)
Plains Exploration & Production*	(68,973)	(1,976)
Quicksilver Resources*	(73,746)	(845)
SandRidge Energy*	(15,350)	(144)
Total Oil Companies-Exploration & Production		(3,676)
Oil-Field Services — (0.1)%		
Helix Energy Solutions Group*	(12,123)	(127)
Total Oil-Field Services		(127)
Pipelines — (1.1)%		
El Paso	(184,686)	(1,858)
Oneok	(4,446)	(147)
Total Pipelines		(2,005)

SCHEDULE OF INVESTMENTS

As of July 31, 2009

Description	Shares	Value (000)
Property/Casualty Insurance — (0.2)%		
Markel*	(1,098)	$ (346)
OneBeacon Insurance Group, Cl A	(6,895)	(78)
Total Property/Casualty Insurance		(424)
Real Estate Management/Services — (0.3)%		
CB Richard Ellis Group, Cl A*	(42,189)	(460)
Total Real Estate Management/Services		(460)
REITs-Apartments — (0.0)%		
Apartment Investment & Management, Cl A	(7,859)	(74)
UDR	(1)	—
Total REITs-Apartments		(74)
REITs-Regional Malls — (0.2)%		
Taubman Centers	(16,350)	(435)
Total REITs-Regional Malls		(435)
Retail-Auto Parts — (0.2)%		
AutoZone*	(1,606)	(247)
O'Reilly Automotive*	(1,878)	(76)
Total Retail-Auto Parts		(323)
S&L/Thrifts-Western US — (0.1)%		
Washington Federal	(10,974)	(153)
Total S&L/Thrifts-Western US		(153)
Semiconductor Components-Integrated Circuits — (1.1)%		
Cypress Semiconductor*	(144,456)	(1,534)
Linear Technology	(17,080)	(459)
Total Semiconductor Components-Integrated Circuits		(1,993)
Semiconductor Equipment — (0.6)%		
Lam Research*	(32,594)	(980)
Total Semiconductor Equipment		(980)
Super-Regional Banks-US — (0.4)%		
Capital One Financial	(776)	(24)
Comerica	(13,872)	(331)
Huntington Bancshares	(84,187)	(344)
Total Super-Regional Banks-US		(699)
Telecommunications Equipment-Fiber Optics — (0.4)%		
Ciena*	(71,035)	(793)
Total Telecommunications Equipment-Fiber Optics		(793)
Therapeutics — (0.2)%		
BioMarin Pharmaceutical*	(16,590)	(272)
Total Therapeutics		(272)

Description	Shares/ Contracts	Value (000)
Transport-Marine — (0.1)%		
Teekay	(9,268)	$ (165)
Total Transport-Marine		(165)
Water — (0.0)%		
American Water Works	(1)	—
Total Water		—
Wireless Equipment — (0.6)%		
SBA Communications, Cl A*	(40,224)	(1,049)
Total Wireless Equipment		(1,049)
X-Ray Equipment — (0.7)%		
Hologic*	(79,689)	(1,171)
Total X-Ray Equipment		(1,171)
Total Securities Sold Short (Proceeds received $(28,500))		(32,550)
Written Option Contracts — (4.5)%		
NYSE Arca Pharmaceutical Index August 2009, 100 Call Strike Price: $250*	(100)	(310)
ISE SINdex August 2009, 100 Call Strike Price: $90*	(535)	(391)
ISE U.S. Regional Banks Index August 2009, 100 Call Strike Price: $17.5*	(9,405)	(705)
KBW Bank Index August 2009, 100 Call Strike Price: $40*	(4,835)	(822)
Morgan Stanley Cyclical Index August 2009, 100 Call Strike Price: $640*	(220)	(1,098)
S&P 400 Midcap Index August 2009, 100 Call Strike Price: $600*	(350)	(1,127)
S&P 500 Index August 2009, 100 Call Strike Price: $1,000*	(465)	(767)
S&P 500 Index August 2009, 100 Call Strike Price: $975*	(200)	(544)
S&P 500 Index August 2009, 100 Call Strike Price: $990*	(200)	(360)
S&P 600 Small Cap Index Aug 2009, 100 Call Strike Price: $265*	(570)	(1,778)
Total Written Option Contracts (Proceeds received $(4,152))		(7,902)
Other Assets and Liabilities, Net — 2.1%		3,670
Total Net Assets — 100.0%		$ 177,329

The Fund had the following futures contracts open as of July 31, 2009:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Long Positions:				
AEX Index Future	175	$ 14,088	08/21/2009	$ 1,571
CAC 40 Index Future	371	18,098	08/21/2009	1,481
CBOE Volatility Index Future	162	4,415	08/18/2009	(425)
DAX Index Future	37	7,043	09/18/2009	632
IBEX 35 Index Future	120	18,521	08/21/2009	2,077
S&P 500 EMINI Index Future	115	5,660	09/18/2009	198
TOPIX Index Future	79	7,977	09/10/2009	307
Short Positions:				
FTSE 100 Index Future	(236)	(18,040)	09/18/2009	(1,318)
Hang Seng Index Future	(17)	(2,233)	08/28/2009	(30)
OMXS30 Index Future	(1,027)	(12,549)	08/21/2009	(1,189)
S&P/TSE 60 Index Future	(82)	(9,937)	09/17/2009	(165)
S&P MIB Index Future	(66)	(9,691)	09/18/2009	(543)
SPI 200 Index Future	(164)	(14,426)	09/17/2009	(819)
				$ 1,777

As of July 31, 2009, the Fund had the following forward foreign currency contracts outstanding:

Counterparty	Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
Morgan Stanley & Co Inc	09/16/09	USD	(34,077,281)	AUD	42,000,000	$ 911
Morgan Stanley & Co Inc	09/16/09	USD	(20,718,288)	CAD	24,000,000	1,570
Morgan Stanley & Co Inc	09/16/09	USD	(2,803,240)	EUR	2,000,000	47
Morgan Stanley & Co Inc	09/16/09	USD	(8,267,990)	GBP	5,000,000	82
Morgan Stanley & Co Inc	09/16/09	USD	(18,625,559)	JPY	1,800,000,000	409
Morgan Stanley & Co Inc	09/16/09	USD	(12,542,110)	NZD	20,000,000	654
Morgan Stanley & Co Inc	09/16/09	USD	(35,126,978)	SEK	270,000,000	2,315
Morgan Stanley & Co Inc	09/16/09	CAD	(39,000,000)	USD	35,501,343	(718)
Morgan Stanley & Co Inc	09/16/09	EUR	(26,000,000)	USD	36,565,932	(489)
Morgan Stanley & Co Inc	09/16/09	GBP	(1,000,000)	USD	1,634,058	(36)
Morgan Stanley & Co Inc	09/16/09	NOK	(150,000,000)	USD	23,340,306	(1,112)
Morgan Stanley & Co Inc	09/16/09	NZD	(34,000,000)	USD	21,814,774	(619)
Morgan Stanley & Co Inc	09/16/09	SEK	(40,000,000)	USD	5,160,358	(387)
						$ 2,627

For descriptions of abbreviations and footnotes, please refer to page 57.

OLD MUTUAL ANALYTIC FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Other Information:

The Fund invested in various derivative instruments during the year ended July 31, 2009. The primary types of risk associated with these derivative instruments are credit risk, equity risk, foreign exchange risk and interest rate risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments as of July 31, 2009 by risk category:

	Asset Derivatives		Liability Derivatives	
Derivatives not designated as hedging instruments, carried at fair value	**Statement of Asset and Liabilities Location**	**Fair Value (000)**	**Statement of Asset and Liabilities Location**	**Fair Value (000)**
Equity contracts	Variation Margin Receivable on Futures Contracts	$ 6,266†	Variation Margin Payable on Futures Contracts	$ (4,489)†
Equity contracts		—	Written Option Contracts, at Value	(7,902)
Foreign exchange contracts	Unrealized Gain on Forward Foreign Currency Contracts	5,988	Unrealized Loss on Forward Foreign Currency Contracts	(3,361)
Total		12,254		(15,752)

† Includes cumulative appreciation/depreciation of futures contracts as reported in the Schedule of Investments. Only the current day's variation margin is reported within the Statement of Assets and Liabilities.

The effects of derivative instruments on the Statement of Operations for the year ended July 31, 2009 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income				
Derivatives not designated as hedging instruments, carried at fair value	**Futures Contracts**	**Forward Foreign Currency Contracts**	**Written Option Contracts**	**Total**
Equity contracts	$(20,572)	$ —	$ 17,101	$ (3,471)
Foreign exchange contracts	7,139	(27,825)	—	(20,686)
Total	$(13,433)	$(27,825)	$ 17,101	$(24,157)

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income				
Derivatives not designated as hedging instruments, carried at fair value	**Futures Contracts**	**Forward Foreign Currency Contracts**	**Written Option Contracts**	**Total**
Equity contracts	$ 7,839	$ —	$(1,387)	$ 6,452
Foreign exchange contracts	—	(5,142)	—	(5,142)
Total	$ 7,839	$(5,142)	$(1,387)	$ 1,310

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$194,971	$ —	$—	$194,971
U.S. Treasury Obligations	—	13,773	—	13,773
Money Market Fund	5,367	—	—	5,367
Securities Sold Short				
Securities Sold Short	(32,550)	—	—	(32,550)
Other Financial Instruments				
Futures Contracts*	1,777	—	—	1,777
Written Option Contracts	(7,902)	—	—	(7,902)
Forward Foreign Currency Contracts*	—	2,627	—	2,627
Total Investments	$161,663	$ 16,400	$—	$178,063

* Futures contracts and forward foreign currency contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ANALYTIC GLOBAL FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

• *For the fiscal year ended July 31, 2009, the Old Mutual Analytic Global Fund (the "Fund") underperformed its benchmark, the MSCI World Index. The Fund's Class A shares posted a (32.49)% return at net asset value versus a (21.61)% return for the benchmark.*

• *Sectors that detracted from relative performance included health care, consumer staples and industrials. On the contrary, energy, financials and materials were among the sectors that contributed positively to relative performance.*

• *Long positions in Teck Resources (no longer a Fund holding), Apple and Yum! Brands were among the top contributors to relative performance for the period.*

• *Long positions in Hitachi (no longer a Fund holding) and Procter & Gamble and a short position in Apartment Investment & Management (no longer a Fund holding) were among the top detractors from relative performance for the period.*

Q. **How did the Fund perform relative to its benchmark?**

A. For the fiscal year ended July 31, 2009, the Old Mutual Analytic Global Fund (the "Fund") underperformed its benchmark, the MSCI World Index. The Fund's Class A shares posted a (32.49)% return at net asset value versus a (21.61)% return for the benchmark. Performance for all share classes can be found on page 20.

Q. **What investment environment did the Fund face during the past year?**

A. For the first seven months of the fiscal year, equities across the globe were down, but then proceeded to climb back up as investors applauded positive earnings from Citigroup, the U.S. Federal Reserve Board's stimulus efforts and the U.S. government's plan to unload toxic debt. As the credit markets improved and volatility levels fell, global equity prices rose significantly through the final five months of the fiscal year.

Q. **Which market factors influenced the Fund's relative performance?**

A. The equity portion of the Fund detracted from performance during the period. An overweight to companies with attractive profit margins and above-average earnings to price ratios contributed positively to performance. In addition, an underweight to companies with above-average analyst dispersion and book to price ratios also contributed positively. An overweight to companies with above-average return on assets and forward earnings to price ratios detracted from performance, as did an underweight to companies with above-average revenue growth and debt to equity ratios.

Option positions detracted from performance during the period as the strong market rally that began in March 2009 erased options gains that were earned earlier in the period. Contracts on the S&P indexes, as well as oil and gas contracts, added value. On the contrary, contracts on the Russell indexes and contracts in the banking and housing sectors, detracted from performance.

Global asset allocation contributed negatively to performance, with most of the underperformance occurring in the first half of the fiscal year. The major detractors were the currency positions and volatility components.

Q. **How did portfolio composition affect relative Fund performance?**

A. Sectors that detracted from performance included health care, consumer staples and industrials. On the contrary, energy, financials and materials were among the sectors that contributed positively to performance.

Long positions in Teck Resources (no longer a Fund holding), Apple and Yum! Brands were among the top contributors for the period. Teck Resources, a mining company, saw its stock price rise when it entered into several financing deals allowing it to pay down debt. Computer hardware manufacturer, Apple, saw its stock price rise when its Chief Executive Officer went public with his health problems, alleviating investors' fears that he would step down. Yum! Brands, a restaurant company, saw its stock price rise when its revenue rose.

Long positions in Hitachi (no longer a Fund holding) and Procter & Gamble and a short position in Apartment Investment & Management (no longer a Fund holding) were among the top detractors for the period. Hitachi, a Japanese electronics maker, announced that it was being investigated for alleged price fixing of power transformers. Consumer goods conglomerate, Procter & Gamble, was hurt due to disappointing earnings results. Apartment Investment & Management, a real estate investment manager with apartment complexes in 46 states, benefited due to the housing market crisis, as previous homeowners looked to rent.

Q. What is the investment outlook for the global stock market?

A. Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser, intends to continue to emphasize companies with above-average earnings quality, measured through cash flow, as well as those companies with attractive book to price and sales to price ratios. Analytic also intends to continue to focus on companies with above-average asset turnover, while moving away from companies with attractive debt to equity ratios. Analytic also intends to de-emphasize those companies with above-average momentum and high analyst dispersion.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this belief holds true going forward, the Fund should benefit from being properly positioned towards stocks with characteristics favored by investors.

*Top Ten Holdings** *as of July 31, 2009*	
United States Treasury Bill 0.336%, 05/06/2010	8.2%
Apple	2.3%
Johnson & Johnson	2.0%
General Dynamics	1.9%
Raytheon	1.8%
Reed Elsevier	1.6%
Vodafone Group	1.5%
Yum! Brands	1.5%
Royal Dutch Shell, Cl A	1.4%
Western Union	1.4%
As a % of Total Fund Investments	23.6%

* Top Ten Holdings are all long positions.

Analytic Global Fund

OLD MUTUAL ANALYTIC GLOBAL FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	05/31/06	(36.35)%	(14.24)%
Class A without load	05/31/06	(32.49)%	(12.62)%
Class C with load	05/31/06	(33.63)%	(13.31)%
Class C without load	05/31/06	(32.96)%	(13.31)%
Class Z	05/31/06	(32.31)%	(12.42)%
Institutional Class	05/31/06	(32.27)%	(12.25)%
MSCI World Index	05/31/06	(21.61)%	(5.22)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2008 prospectus) are 2.96% and 2.41%; 3.74% and 3.19%; 6.98% and 2.22%; and 3.18% and 1.91%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 5/31/06 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2009 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Description	Shares	Value (000)
Common Stock — 55.1%		
Aerospace/Defense — 5.5%		
Boeing	200	$ 9
General Dynamics	2,200	122
Lockheed Martin (B)	400	30
Raytheon	2,444	115
Total Aerospace/Defense		276
Apparel Manufacturers — 0.3%		
Polo Ralph Lauren	200	13
Total Apparel Manufacturers		13
Auto-Cars/Light Trucks — 1.5%		
Ford Motor*	9,200	74
Total Auto-Cars/Light Trucks		74
Beverages-Non-Alcoholic — 0.2%		
Coca-Cola Enterprises	500	9
Total Beverages-Non-Alcoholic		9
Beverages-Wine/Spirits — 0.2%		
Brown-Forman, Cl B	200	9
Total Beverages-Wine/Spirits		9
Cable/Satellite TV — 0.8%		
DISH Network, Cl A*	1,700	29
Time Warner Cable	300	10
Total Cable/Satellite TV		39
Chemicals-Diversified — 0.4%		
FMC	400	19
Total Chemicals-Diversified		19
Coal — 0.4%		
Peabody Energy	600	20
Total Coal		20
Commercial Services-Finance — 3.0%		
Automatic Data Processing	700	26
Moody's	1,200	29
Western Union	5,300	93
Total Commercial Services-Finance		148
Computers — 4.0%		
Apple*	900	147
Dell*	1,200	16
Hewlett-Packard	800	35
Total Computers		198
Computers-Memory Devices — 0.9%		
Seagate Technology	3,600	43
Total Computers-Memory Devices		43

Description	Shares	Value (000)
Consumer Products-Miscellaneous — 0.6%		
Clorox	500	$ 31
Total Consumer Products-Miscellaneous		31
Containers-Metal/Glass — 0.5%		
Owens-Illinois*	700	24
Total Containers-Metal/Glass		24
Cosmetics & Toiletries — 0.7%		
Procter & Gamble	600	33
Total Cosmetics & Toiletries		33
Data Processing/Management — 0.9%		
Dun & Bradstreet	600	43
Total Data Processing/Management		43
Diversified Manufacturing Operations — 1.0%		
Tyco International	1,700	51
Total Diversified Manufacturing Operations		51
Electric Products-Miscellaneous — 0.5%		
Emerson Electric	700	25
Total Electric Products-Miscellaneous		25
Electric-Integrated — 0.4%		
Allegheny Energy	400	10
Exelon	200	10
Total Electric-Integrated		20
Electronic Components-Semiconductors — 1.9%		
Intel	2,400	46
Texas Instruments (B)	2,100	50
Total Electronic Components-Semiconductors		96
Electronic Measuring Instruments — 0.2%		
FLIR Systems*	400	9
Total Electronic Measuring Instruments		9
Engineering/R&D Services — 1.2%		
Fluor	700	37
Jacobs Engineering Group*	500	21
Total Engineering/R&D Services		58
Finance-Other Services — 0.6%		
NASDAQ OMX Group* (B)	1,500	32
Total Finance-Other Services		32
Home Decoration Products — 0.2%		
Newell Rubbermaid	700	9
Total Home Decoration Products		9

SCHEDULE OF INVESTMENTS

As of July 31, 2009

Description	Shares	Value (000)
Insurance Brokers — 0.2%		
AON (B)	300	$ 12
Total Insurance Brokers		12
Investment Management/Advisory Services — 4.3%		
Ameriprise Financial	1,000	28
BlackRock	400	76
Franklin Resources	400	35
T Rowe Price Group	1,600	75
Total Investment Management/Advisory Services		214
Life/Health Insurance — 2.2%		
Aflac	900	34
Lincoln National	500	11
Prudential Financial	200	9
Torchmark	1,200	47
Unum Group	500	9
Total Life/Health Insurance		110
Medical Products — 7.0%		
Covidien	2,400	91
Johnson & Johnson	2,100	128
Stryker (B)	2,100	82
Varian Medical Systems*	1,000	35
Zimmer Holdings*	300	14
Total Medical Products		350
Medical-Biomedical/Genetic — 1.0%		
Biogen Idec*	300	14
Gilead Sciences*	700	34
Total Medical-Biomedical/Genetic		48
Medical-Drugs — 1.7%		
Forest Laboratories*	2,800	72
Merck	500	15
Total Medical-Drugs		87
Metal-Iron — 0.2%		
Cliffs Natural Resources	300	8
Total Metal-Iron		8
Multimedia — 1.5%		
Time Warner	2,900	77
Total Multimedia		77
Office Automation & Equipment — 0.6%		
Pitney Bowes	1,500	31
Total Office Automation & Equipment		31

Description	Shares	Value (000)
Oil & Gas Drilling — 1.1%		
Diamond Offshore Drilling	400	$ 36
Noble	600	20
Total Oil & Gas Drilling		56
Oil Companies-Integrated — 0.6%		
Exxon Mobil	400	28
Total Oil Companies-Integrated		28
Oil Field Machinery & Equipment — 0.2%		
National Oilwell Varco*	300	11
Total Oil Field Machinery & Equipment		11
Research & Development — 0.5%		
Pharmaceutical Product Development (B)	1,100	23
Total Research & Development		23
Retail-Apparel/Shoe — 0.6%		
Gap (B)	1,700	28
Total Retail-Apparel/Shoe		28
Retail-Auto Parts — 0.6%		
Advance Auto Parts	700	32
Total Retail-Auto Parts		32
Retail-Building Products — 0.9%		
Lowe's	2,100	47
Total Retail-Building Products		47
Retail-Computer Equipment — 0.3%		
GameStop, Cl A*	700	15
Total Retail-Computer Equipment		15
Retail-Discount — 0.7%		
Costco Wholesale	500	25
Wal-Mart Stores	200	10
Total Retail-Discount		35
Retail-Drug Store — 1.4%		
CVS Caremark	2,100	70
Total Retail-Drug Store		70
Retail-Major Department Store — 0.2%		
Sears Holdings* (B)	200	13
Total Retail-Major Department Store		13
Retail-Restaurants — 1.9%		
Yum! Brands	2,700	96
Total Retail-Restaurants		96

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 0.7%		
Maxim Integrated Products	2,000	$ 35
Total Semiconductor Components-Integrated Circuits		35
Telecommunications Equipment — 0.2%		
Harris (B)	300	9
Total Telecommunications Equipment		9
Transportation-Services — 0.6%		
Expeditors International of Washington	900	31
Total Transportation-Services		31
Total Common Stock (Cost $2,404)		**2,745**
Foreign Common Stock — 63.2%		
Australia — 4.4%		
Bendigo and Adelaide Bank (B)	5,176	35
BHP Billiton (B)	1,586	50
CFS Retail Property Trust (B)	6,154	9
CSL (B)	1,134	29
Goodman Group (B)	22,517	10
Orica (B)	1,301	24
Wesfarmers	2,791	60
Total Australia		217
Austria — 1.7%		
OMV (B)	799	32
Verbund, Cl A	1,125	55
Total Austria		87
Belgium — 0.3%		
Fortis	4,013	15
Total Belgium		15
Canada — 7.3%		
Canadian Natural Resources	1,100	66
Canadian Oil Sands Trust	1,200	30
EnCana	700	38
Goldcorp (B)	1,600	61
Penn West Energy Trust (B)	1,200	16
Provident Energy Trust (B)	3,800	19
Research In Motion* (B)	600	46
TELUS	3,000	87
Total Canada		363
Denmark — 1.6%		
Novo Nordisk, Cl B (B)	1,333	78
Total Denmark		78

Description	Shares	Value (000)
Finland — 0.8%		
Fortum Oyj	1,640	$ 38
Total Finland		38
France — 4.2%		
Alstom	485	33
Gecina	259	21
L'Oreal	1,033	90
PagesJaunes Groupe (B)	6,103	66
Total France		210
Germany — 2.6%		
Deutsche Bank	241	16
Deutsche Post	1,242	20
E.ON	2,429	92
Total Germany		128
Hong Kong — 0.7%		
Henderson Land Development (B)	5,000	33
Total Hong Kong		33
Italy — 0.4%		
ACEA SpA (B)	1,986	23
Total Italy		23
Japan — 17.5%		
77 Bank (B)	10,000	59
Asahi Breweries (B)	3,300	52
Astellas Pharma (B)	1,000	38
Bank of Kyoto (B)	3,000	27
Daito Trust Construction	400	20
Dena (B)	3	9
FamilyMart	800	26
Fast Retailing	100	13
INPEX	2	15
Iyo Bank	4,000	42
Japan Steel Works (B)	2,000	26
Japan Tobacco (B)	22	64
Lawson	300	12
Mitsubishi UFJ Financial	6,500	40
Nintendo (B)	200	54
Nippon Mining Holdings	10,500	50
Sony (B)	900	25
Suruga Bank (B)	4,000	42
Takeda Pharmaceutical (B)	1,800	72
Tokio Marine Holdings	1,300	37
Tokyo Steel Manufacturing	1,200	13
Yahoo! Japan (B)	256	84
Yamaguchi Financial Group (B)	4,000	55
Total Japan		875

OLD MUTUAL ANALYTIC GLOBAL FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Description	Shares	Value (000)
Netherlands — 2.9%		
Aegon (B)	1,942	$ 14
Royal Dutch Shell, Cl A	3,556	93
Unilever	1,339	36
Total Netherlands		143
New Zealand — 0.6%		
Auckland International Airport (B)	25,888	29
Total New Zealand		29
Norway — 0.4%		
Aker Solutions ASA (B)	1,400	12
Renewable Energy* (B)	1,000	8
Total Norway		20
Portugal — 1.2%		
Banco Comercial Portugues, Cl R (B)	54,799	59
Total Portugal		59
Singapore — 0.3%		
Singapore Telecommunications (B)	7,000	17
Total Singapore		17
Spain — 5.3%		
Banco Santander (B)	4,208	61
Banco Bilbao Vizcaya Argentaria	1,362	22
Gamesa Corp Tecnologica	678	15
Grifols (B)	1,833	33
Iberdrola	6,109	52
Repsol YPF (B)	3,526	82
Total Spain		265
Sweden — 1.7%		
SSAB, Cl B (B)	6,538	78
Telefonaktiebolaget LM Ericsson, Cl B (B)	885	9
Total Sweden		87
Switzerland — 1.6%		
Credit Suisse Group (B)	519	24
Nestle (B)	1,382	57
Total Switzerland		81
United Kingdom — 7.7%		
AMEC (B)	4,119	48
Anglo American (B)	1,182	38
BAE Systems (B)	5,869	30
Berkeley Group Holdings*	988	14
Man Group (B)	7,636	35
Reckitt Benckiser Group	414	20
Reed Elsevier (B)	14,266	100
Vodafone Group (B)	47,567	98
Total United Kingdom		383
Total Foreign Common Stock (Cost $2,880)		3,151

Description	Shares/Face Amount (000)	Value (000)
U.S. Treasury Obligations — 10.5%		
United States Treasury Bill 0.336%, 05/06/2010 (C)	$ 525	$ 524
Total U.S. Treasury Obligations (Cost $524)		524
Total Investments — 128.8% (Cost $5,808)		6,420
Domestic Securities Sold Short — (5.9)%		
Beverages-Non-Alcoholic — (0.1)%		
Dr Pepper Snapple Group*	(300)	(7)
Total Beverages-Non-Alcoholic		(7)
Electric-Integrated — (0.2)%		
Constellation Energy Group	(300)	(9)
Total Electric-Integrated		(9)
Medical-Biomedical/Genetic — (3.5)%		
Amylin Pharmaceuticals*	(1,700)	(25)
Celgene*	(600)	(34)
Charles River Laboratories International*	(1,600)	(53)
Vertex Pharmaceuticals*	(1,800)	(65)
Total Medical-Biomedical/Genetic		(177)
Multimedia — (0.5)%		
Liberty Media - Entertainment, Ser A*	(900)	(25)
Total Multimedia		(25)
Oil Companies-Exploration & Production — (1.2)%		
PetroHawk Energy*	(400)	(10)
Plains Exploration & Production*	(1,700)	(49)
Total Oil Companies-Exploration & Production		(59)
REITs-Mortgage — (0.2)%		
Annaly Capital Management	(500)	(8)
Total REITs-Mortgage		(8)
Wireless Equipment — (0.2)%		
American Tower, Cl A*	(300)	(10)
Total Wireless Equipment		(10)
Total Domestic Securities Sold Short (Proceeds received $(247))		(295)
Foreign Securities Sold Short — (14.0)%		
Australia — (0.2)%		
AXA Asia Pacific Holdings	(2,475)	(9)
Total Australia		(9)
Belgium — (0.5)%		
Anheuser-Busch InBev	(631)	(25)
Total Belgium		(25)

Description	Shares	Value (000)
Canada — (2.6)%		
Biovail	(1,300)	$ (17)
Canadian Pacific Railway	(300)	(13)
George Weston	(1,100)	(60)
Gerdau Ameristeel	(1,200)	(8)
Ivanhoe Mines*	(1,600)	(13)
Power Financial	(400)	(12)
Yellow Pages Income Fund	(1,800)	(8)
Total Canada		(131)
France — (0.6)%		
Eutelsat Communications	(710)	(20)
Iliad	(92)	(10)
Total France		(30)
Japan — (5.6)%		
Chugoku Electric Power	(600)	(13)
Citizen Holdings	(2,900)	(16)
Haseko*	(13,500)	(13)
Hokuriku Electric Power	(2,800)	(64)
Nippon Sheet Glass	(3,000)	(9)
Nippon Yusen	(2,000)	(8)
NSK	(2,000)	(11)
NTN	(8,000)	(32)
Obayashi	(2,000)	(9)
Rakuten	(26)	(17)
Sapporo Hokuyo Holdings*	(7,400)	(25)
Seiko Epson	(1,100)	(17)
THK	(800)	(13)
TOTO	(3,000)	(20)
Toyota Boshoku	(600)	(12)
Total Japan		(279)
Netherlands — (1.7)%		
ASML Holding	(3,290)	(86)
Total Netherlands		(86)
United Kingdom — (2.8)%		
3i Group	(3,991)	(18)
British Land	(5,654)	(41)
Friends Provident Group	(19,419)	(23)
ITV	(70,485)	(47)
Segro	(2,210)	(10)
Total United Kingdom		(139)
Total Foreign Securities Sold Short (Proceeds received $(602))		(699)

Description	Shares	Value (000)
Written Option Contracts — (4.5)%		
AMEX Biotechnology Index		
August 2009, 100 Call		
Strike Price: $800*	(5)	$ (39)
ISE-CCM Homeland Security Index		
August 2009, 100 Call		
Strike Price: $72.5*	(25)	(7)
ISE SINdex		
August 2009, 100 Call		
Strike Price: $95*	(55)	(20)
KBW Bank Index		
August 2009, 100 Call		
Strike Price: $40*	(150)	(26)
Morgan Stanley Technology Index		
August 2009, 100 Call		
Strike Price: $480*	(5)	(10)
NASDAQ-100 Index		
August 2009, 100 Call		
Strike Price: $1,425*	(3)	(59)
Philadelphia Oil Service Sector Index		
August 2009, 100 Call		
Strike Price: $175*	(30)	(11)
Philadelphia Stock Exchange Gold and Silver Index		
August 2009, 100 Call		
Strike Price: $157.5*	(10)	(3)
Philadelphia Stock Exchange Gold and Silver Index		
August 2009, 100 Call		
Strike Price: $165*	(20)	(2)
S&P 400 Midcap Index		
August 2009, 100 Call		
Strike Price: $630*	(15)	(19)
S&P 500 Index		
August 2009, 100 Call		
Strike Price: $975*	(10)	(27)
Total Written Option Contracts (Proceeds received $(150))		(223)
Other Assets and Liabilities, Net — (4.4)%		(219)
Total Net Assets — 100.0%		$ 4,984

OLD MUTUAL ANALYTIC GLOBAL FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

The Fund had the following futures contracts open as of July 31, 2009:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Long Positions:				
AEX Index Future	6	$ 483	08/21/2009	$ 54
Australian Dollar Currency Future	12	999	09/14/2009	44
British Pound Currency Future	5	521	09/14/2009	12
CAC 40 Index Future	11	537	08/21/2009	44
CBOE Volatility Index Future	4	109	08/18/2009	(11)
DAX Index Future	1	190	09/18/2009	16
IBEX 35 Index Future	4	617	08/21/2009	69
Japanese Yen Currency Future	5	660	09/14/2009	21
S&P 500 EMINI Index Future	5	246	09/18/2009	9
TOPIX Index Future	2	202	09/10/2009	8
Short Positions:				
Canadian Dollar Currency Future	(10)	(927)	09/15/2009	(25)
Euro Currency Future	(5)	(891)	09/14/2009	(19)
FTSE 100 Index Future	(7)	(535)	09/18/2009	(34)
Hang Seng Index Future	(1)	(131)	08/28/2009	(2)
OMXS30 Index Future	(30)	(367)	08/21/2009	(35)
S&P/TSE 60 Index Future	(3)	(364)	09/17/2009	(6)
S&P MIB Index Future	(2)	(294)	09/18/2009	(16)
SPI 200 Index Future	(5)	(440)	09/17/2009	(25)
Swiss Franc Currency Future	(2)	(234)	09/14/2009	(4)
				$100

For descriptions of abbreviations and footnotes, please refer to page 57.

Other Information:

The Fund invested in various derivative instruments during the year ended July 31, 2009. The primary types of risk associated with these derivative instruments are credit risk, equity risk, foreign exchange risk and interest rate risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the summary below.

The fair value of derivative instruments as of July 31, 2009 by risk category:

	Asset Derivatives		Liability Derivatives	
Derivatives not designated as hedging instruments, carried at fair value	Statement of Asset and Liabilities Location	Fair Value (000)	Statement of Asset and Liabilities Location	Fair Value (000)
Equity contracts	Variation Margin Receivable on Futures Contracts	$200[†]	Variation Margin Payable on Futures Contracts	$(129)[†]
Equity contracts		—	Written Option Contracts, at Value	(223)
Foreign exchange contracts	Variation Margin Receivable on Futures Contracts	76[†]	Variation Margin Payable on Futures Contracts	(47)[†]
Total		$276		$(399)

[†] Includes cumulative appreciation/depreciation of futures contracts as reported in the Schedule of Investments. Only the current day's variation margin is reported within the Statement of Assets and Liabilities.

The effects of derivative instruments on the Statement of Operations for the year ended July 31, 2009 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Written Option Contracts	Total
Equity contracts	$ (615)	$389	$ (226)
Foreign exchange contracts	(939)	—	(939)
Total	$(1,554)	$389	$(1,165)

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Written Option Contracts	Total
Equity contracts	$366	$(22)	$344
Foreign exchange contracts	(101)	—	(101)
Total	$265	$(22)	$243

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Old Mutual Analytic Global Fund — concluded

Schedule of Investments

As of July 31, 2009

A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$2,745	$—	$—	$2,745
Foreign Common Stock				
Australia	—	217	—	217
Austria	—	87	—	87
Belgium	—	15	—	15
Canada	363	—	—	363
Denmark	—	78	—	78
Finland	—	38	—	38
France	—	210	—	210
Germany	—	128	—	128
Hong Kong	—	33	—	33
Italy	—	23	—	23
Japan	—	875	—	875
Netherlands	—	143	—	143
New Zealand	—	29	—	29
Norway	—	20	—	20
Portugal	—	59	—	59
Singapore	—	17	—	17
Spain	61	204	—	265
Sweden	—	87	—	87
Switzerland	—	81	—	81
United Kingdom	—	383	—	383
U.S. Treasury Obligations	—	524	—	524
Securities Sold Short				
Domestic Securities Sold Short	(295)	—	—	(295)
Foreign Securities Sold Short				
Australia	—	(9)	—	(9)
Belgium	—	(25)	—	(25)
Canada	(131)	—	—	(131)
France	—	(30)	—	(30)
Japan	—	(279)	—	(279)
Netherlands	—	(86)	—	(86)
United Kingdom	—	(139)	—	(139)
Other Financial Instruments				
Future Contracts*	100	—	—	100
Written Option Contracts	(223)	—	—	(223)
Total Investments	$2,620	$2,683	$—	$5,303

* Futures contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CHINA FUND

(FORMERLY OLD MUTUAL CLAY FINLAY CHINA FUND)[1]

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Clough Capital Partners, LP[1]

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, the Old Mutual China Fund (the "Fund") outperformed its benchmark, the MSCI China Index. The Fund's Class A shares posted a 5.00% return at net asset value versus a (0.65)% return for the benchmark. Performance for all share classes can be found on page 31.

Q. What investment environment did the Fund face during the past year?

A. The Fund faced a tough and volatile investment environment during the fiscal year. It began with markets tumbling through the end of October 2008. Investors' risk appetite was decimated by the bankruptcy of Lehman Brothers. Additionally, the tendency for investors to focus solely on negative financial news led to fears that a severe economic crisis, not witnessed since World War II, was imminent.

Chinese markets were no exception as global demand and economic growth contracted, all macro forecasts were downgraded, cyclical stocks fell and corporate profitability deteriorated. In November 2008, not only did market indexes stabilize, but, more notably, China's government announced a substantial $589 billion stimulus package to spur infrastructure investment spending, support domestic demand, and maintain a high economic growth rate for 2009 and 2010.

Although data continued to show weakness in the Chinese economy during the first quarter of 2009, it began to bounce back in March and April 2009. Economic recovery was seen in areas targeted by the stimulus package, particularly domestic demand driven sectors. Car sales rose sharply, power generation jumped back into positive territory and property transactions started to revive in March and April 2009. Most important was the significant expansion of bank lending that flushed liquidity back into the economy.

Q. Which market factors influenced the Fund's relative performance?

A. The deterioration of economic prospects and the plunge of investors' confidence in the last part of 2008 put the Fund under pressure as markets collapsed. To reduce the risk level, Clay Finlay LLC ("Clay Finlay"), the Fund's sub-adviser through the close of business on July 17, 2009, concentrated the Fund by reducing the number of stocks to 35. Clay Finlay then adjusted the Fund's sector exposure to be in line with China's economic policy that had been implemented during the fall of 2008. As a result, a greater weight was given to industries benefiting from the government's stimulus package such as construction materials, railway builders and consumer staples.

The significant improvement in macro forecasts and corporate earnings upgrades in spring 2009 allowed the Fund to rebound. The steep recovery in Chinese domestic equity markets encouraged investors to look positively at China again and drove liquidity back to Hong Kong.

Q. How did portfolio composition affect relative Fund performance?

A. Sectors that contributed positively to the Fund's performance included consumer staples, industrials and materials. On the contrary, consumer discretionary, energy and financials sectors were detractors from performance.

Performance Highlights

- *For the fiscal year ended July 31, 2009, the Old Mutual China Fund (the "Fund") outperformed its benchmark, the MSCI China Index. The Fund's Class A shares posted a 5.00% return at net asset value versus a (0.65)% return for the benchmark.*

- *Sectors that contributed positively to the Fund's relative performance included consumer staples, industrials and materials. On the contrary, consumer discretionary, energy and financials sectors were detractors from relative performance.*

- *China Everbright International, Hengan International Group and Dongfeng Motor Group were among the top contributors to relative performance for the year.*

- *China Mobile, Ju Teng International Holdings (no longer a Fund holding) and Focus Media Holding (no longer a Fund holding) were among the top detractors from relative performance for the year.*

---

[1] Effective July 14, 2009, the Fund changed its name from Old Mutual Clay Finlay China Fund to Old Mutual China Fund. Effective after the close of business on July 17, 2009, Clough Capital Partners, LP became the interim investment sub-adviser for the Fund, replacing Clay Finlay LLC.

OLD MUTUAL CHINA FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Clough Capital Partners, LP

*Top Ten Holdings
as of July 31, 2009**

Industrial & Commercial Bank of China, Cl H	7.2%
China Construction Bank, Cl H	7.1%
China Mobile	6.8%
China Life Insurance, Cl H	6.8%
CNOOC	4.8%
China Everbright International	3.1%
Angang Steel, Cl H	3.0%
China Petroleum & Chemical, Cl H	3.0%
China Shenhua Energy, Cl H	2.8%
SA SA International Holdings	2.6%
As a % of Total Fund Investments	47.2%

* Excludes short-term money market fund.

China Everbright International, Hengan International Group and Dongfeng Motor Group were among the top contributors for the year. China Everbright International, a conglomerate, was a key beneficiary of the government stimulus plan. Hengan International Group is one of the leading manufacturers of paper hygiene products in China and its profit margin improved following a steep fall in pulp prices. Dongfeng Motor Group, an automobile company, saw its stock price rise when it recorded an increase in sales revenues and it attributed the rise in sales to the ongoing surge in the Chinese vehicle market amid extended government support.

China Mobile, Ju Teng International Holdings (no longer a Fund holding) and Focus Media Holding (no longer a Fund holding) were among the top detractors for the year. China Mobile, a mobile telecom operator, lost momentum during the year as investors feared that the demand slowdown would take a toll on future subscriber growth. Ju Teng International Holdings, a manufacturer and seller of notebook computer casings, saw its share price fall when it announced that its growth could fall short of previous years due to the global downturn. Focus Media Holding, a digital media company, saw its stock price suffer due to the impact of the tough economy on the advertising industry.

Q. **What is the investment outlook for the Chinese market?**

A. Clough Capital Partners, LP ("Clough"), the Fund's current sub-adviser, feels that a sustainable recovery, characterized by an ongoing rebalancing of economic growth towards domestic consumption and investment, will absorb the still present headwinds of a weak recovery in exports. Accelerating economic growth and corporate profits, combined with a still buoyant liquidity environment, lead Clough to believe that China's equity markets will likely remain strong into 2010, though Clough believes the rate of appreciation will moderate relative to the first half of 2009. Clough believes that the companies and sectors most exposed to growth are in household spending and infrastructure investment, such as retailers, banks, property developers and construction firms, and will likely offer the best opportunities for gains.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(1.01)%	20.64%
Class A without load	12/30/05	5.00%	22.65%
Class C with load	12/30/05	3.21%	21.81%
Class C without load	12/30/05	4.21%	21.81%
Class Z	12/30/05	5.13%	22.96%
Institutional Class	12/30/05	5.51%	23.34%
MSCI China Index	12/30/05	(0.65)%	25.80%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2008 prospectus) are 2.34% and 1.95%; 3.15% and 2.70%; 2.55% and 1.70%; and 1.76% and 1.40%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2009 — % of Total Fund Investments



OLD MUTUAL CHINA FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Description	Shares	Value (000)
Common Stock — 94.9%		
Alternative Waste Technologies — 3.0%		
China Everbright International	3,550,000	$ 1,352
Total Alternative Waste Technologies		1,352
Auto/Truck Parts & Equipment-Replacement — 0.9%		
Xinyi Glass Holdings	478,000	415
Total Auto/Truck Parts & Equipment-Replacement		415
Auto-Cars/Light Trucks — 1.7%		
Dongfeng Motor Group, Cl H	708,000	751
Total Auto-Cars/Light Trucks		751
Auto-Medium & Heavy Duty Trucks — 1.0%		
Sinotruk Hong Kong	375,000	435
Total Auto-Medium & Heavy Duty Trucks		435
Batteries/Battery Systems — 0.7%		
Byd, Cl H	55,000	304
Total Batteries/Battery Systems		304
Building & Construction Products-Miscellaneous — 1.5%		
China National Building Material, Cl H	304,000	660
Total Building & Construction Products-Miscellaneous		660
Building & Construction-Miscellaneous — 2.4%		
China State Construction International Holdings	1,624,000	851
Shui On Construction and Materials	162,000	229
Total Building & Construction-Miscellaneous		1,080
Building Products-Cement/Aggregate — 1.7%		
Anhui Conch Cement, Cl H	104,000	751
Total Building Products-Cement/Aggregate		751
Building-Heavy Construction — 1.5%		
China Railway Construction, Cl H	159,000	253
China Railway Group, Cl H*	453,000	407
Total Building-Heavy Construction		660
Cellular Telecommunications — 7.6%		
China Mobile	282,500	2,964
China Unicom	296,000	426
Total Cellular Telecommunications		3,390
Chemicals-Diversified — 2.1%		
Fufeng Group	2,404,000	945
Total Chemicals-Diversified		945

Description	Shares	Value (000)
Chemicals-Specialty — 1.1%		
Huabao International Holdings	480,000	$ 500
Total Chemicals-Specialty		500
Coal — 2.7%		
China Shenhua Energy, Cl H	299,500	1,217
Total Coal		1,217
Commercial Banks Non-US — 15.6%		
Bank of China, Cl H	1,444,000	718
China Construction Bank, Cl H	3,876,000	3,113
Industrial & Commercial Bank of China, Cl H	4,377,000	3,143
Total Commercial Banks Non-US		6,974
Computers-Peripheral Equipment — 1.0%		
TPV Technology	854,000	463
Total Computers-Peripheral Equipment		463
Cosmetics & Toiletries — 2.2%		
Vinda International Holdings	1,445,000	993
Total Cosmetics & Toiletries		993
Diversified Operations — 3.6%		
C C Land Holdings	429,000	321
Guangdong Investment	440,000	246
Shanghai Industrial Holdings	189,000	1,022
Total Diversified Operations		1,589
E-Commerce/Services — 1.7%		
Alibaba.com*	332,000	760
Total E-Commerce/Services		760
Electric-Generation — 3.1%		
China Resources Power Holdings	218,000	563
Huaneng Power International, Cl H	1,042,000	816
Total Electric-Generation		1,379
Electronic Components-Miscellaneous — 1.6%		
AAC Acoustic Technologies Holdings	764,000	737
Total Electronic Components-Miscellaneous		737
Engineering/R&D Services — 1.0%		
Hong Kong Aircraft Engineerg	34,000	464
Total Engineering/R&D Services		464
Feminine Health Care Products — 0.6%		
Hengan International Group	46,000	267
Total Feminine Health Care Products		267

Description	Shares	Value (000)
Finance-Other Services — 1.0%		
Hong Kong Exchanges and Clearing	23,700	$ 445
Total Finance-Other Services		445
Food-Retail — 0.9%		
Lianhua Supermarket Holdings, Cl H	229,000	421
Total Food-Retail		421
Gas-Distribution — 1.0%		
China Resources Gas Group	518,000	434
Total Gas-Distribution		434
Gold Mining — 0.6%		
Zhaojin Mining Industry, Cl H	168,000	278
Total Gold Mining		278
Life/Health Insurance — 6.6%		
China Life Insurance, Cl H	667,000	2,954
Total Life/Health Insurance		2,954
Oil Companies-Exploration & Production — 4.7%		
CNOOC	1,581,000	2,104
Total Oil Companies-Exploration & Production		2,104
Oil Companies-Integrated — 2.9%		
China Petroleum & Chemical, Cl H	1,448,000	1,291
Total Oil Companies-Integrated		1,291
Oil-Field Services — 1.4%		
China Oilfield Services, Cl H	561,000	608
Total Oil-Field Services		608
Paper & Related Products — 1.1%		
Lee & Man Paper Manufacturing	222,000	348
Nine Dragons Paper Holdings	130,000	134
Total Paper & Related Products		482
Pipelines — 0.9%		
China Gas Holdings	1,564,000	419
Total Pipelines		419
Public Thoroughfares — 1.0%		
Jiangsu Expressway, Cl H	520,000	455
Total Public Thoroughfares		455
Real Estate Operation/Development — 1.3%		
China Overseas Land & Investment	1,120	3
Guangzhou R&F Properties, Cl H	91,000	200
Renhe Commercial Holdings	1,606,000	369
Total Real Estate Operation/ Development		572

Description	Shares	Value (000)
Retail-Major Department Store — 0.7%		
Parkson Retail Group	198,500	$ 330
Total Retail-Major Department Store		330
Retail-Perfume & Cosmetics — 2.5%		
SA SA International Holdings	2,414,000	1,125
Total Retail-Perfume & Cosmetics		1,125
Retail-Sporting Goods — 1.0%		
China Dongxiang Group	575,000	436
Total Retail-Sporting Goods		436
Steel-Producers — 2.9%		
Angang Steel, Cl H	574,000	1,297
Total Steel-Producers		1,297
Steel-Specialty — 0.5%		
Citic Pacific	79,000	225
Total Steel-Specialty		225
Telecommunications Services — 2.4%		
China Telecom, Cl H	2,060,000	1,071
Total Telecommunications Services		1,071
Transport-Rail — 1.8%		
China South Locomotive and Rolling Stock, Cl H	632,000	391
MTR	114,000	413
Total Transport-Rail		804
Wireless Equipment — 1.4%		
Comba Telecom Systems Holdings	865,200	611
Total Wireless Equipment		611
Total Common Stock (Cost $30,621)		42,448
Money Market Fund — 2.5%		
Dreyfus Cash Management Fund, Institutional Class, 0.329% (A)	1,135,777	1,136
Total Money Market Fund (Cost $1,136)		1,136
Total Investments — 97.4% (Cost $31,757)		43,584
Other Assets and Liabilities, Net — 2.6%		1,150
Total Net Assets — 100.0%		$ 44,734

For descriptions of abbreviations and footnotes, please refer to page 57.

OLD MUTUAL CHINA FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ —	$42,448	$—	$42,448
Money Market Fund	1,136	—	—	1,136
Total Investments	$1,136	$42,448	$—	$43,584

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2500™ Growth Index (the "Index"). The Fund's Class A shares posted a (23.66)% return at net asset value versus a (21.36)% return for the benchmark. Performance for all share classes can be found on page 37.

Q. What investment environment did the Fund face during the past year?

A. The year was marked by periods of extreme volatility, a severe economic compression and near collapse of the U.S. financial system. The year also saw a brief market rally led by growth stocks in the fourth quarter of 2008 and first quarter of 2009, and a market rally led by low quality names and micro-cap companies, which helped the worldwide stock markets post rebounds in the second quarter of 2009. Over the year, both growth and value styles went in and out of favor with value having a very slight edge.

A financial crisis erupted in September 2008, bringing the collapse of Lehman Brothers, Bank of America's distressed purchase of Merrill Lynch, and the U.S. government's rescue of Freddie Mac, Fannie Mae and AIG. By the fourth quarter of 2008, growth came back in favor over value as stocks with the highest long-term growth rates outperformed relative to slower growing ones. But by December 2008, the market rally faded slightly as lower quality stocks performed better than the rest of the market. The first quarter of 2009 played out much like the fourth quarter of 2008, despite volatility remaining high. The small-cap market showed signs that quality stocks were being rewarded early in the quarter, but it took back a lot of the outperformance in March 2009 due to a low quality market rally led by the smallest, and typically, slower growing and lesser quality stocks. This low quality market rally continued strongly throughout the better part of the second quarter of 2009.

In addition, this year's Index reconstitution caused some significant changes. The largest stock in the Index went from approximately $7.3 billion to $4.0 billion and the weighted average market cap of the Index moved from approximately $2.1 billion to $1.8 billion. In addition, there were some structural changes, such as a reduction in the energy sector and an increase in the technology sector.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund benefited from stock selection in several sectors. Within technology, the Fund's holdings in semiconductors and networking equipment companies were additive to performance. Despite the energy sector's downward slide during the summer of 2008, the Fund's stock selection in energy holdings contributed to outperformance during the fourth quarter of 2008 and the first half of 2009. After being underweight the sector during the third quarter of 2008, Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-adviser, found new opportunities in oil and oil services stocks towards the end of 2008 which were additive to performance. Also, stock selection, combined with an overweight position relative to the Index, in the industrials and transportation sectors contributed to outperformance over the year. Throughout the year, the Fund maintained an underweight relative to the Index in the financials sector due to the sector's weakened outlook from the recession.

On the downside, stock selection within the health care and consumer discretionary sectors impacted performance negatively. Health care became a challenging sector to navigate due to the administration change, as there was more uncertainty around issues such as reimbursement rates and the potential reform towards universal health care. As a result of these developments, the Fund continued to be underweight relative to the Index in the health care sector. Within the consumer discretionary sector, while benefiting from individual stock selection in education service companies and restaurant chains, the Fund was hurt from stock selection in casino hotels. Over the year, however, the Fund was able to find individual stocks within retail that benefited from a re-engineering with improved inventory management and reduced expenses, as well as retail stocks that benefited from the consumer's move to a more inexpensive brand in light of the recession.

Performance Highlights

- *For the fiscal year ended July 31, 2009, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2500™ Growth Index. The Fund's Class A shares posted a (23.66)% return at net asset value versus a (21.36)% return for the benchmark.*

- *The energy, materials and telecommunications sectors contributed positively to relative performance, while stock selection in the health care, financials and information technology sectors detracted from relative performance.*

- *SBA Communications, pricline.com and Guess? were among the top contributors to relative performance for the year.*

- *Psychiatric Solutions (no longer a Fund holding), Wright Medical Group (no longer a Fund holding) and Sapient (no longer a Fund holding) were among the top detractors from relative performance for the year.*

Copper Rock Emerging Growth Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

*Top Ten Holdings
as of July 31, 2009**

Green Mountain Coffee Roasters	3.0%
iShares Russell 2000 Growth Index Fund	2.6%
MSCI, Cl A	2.1%
Polycom	2.0%
Kennametal	2.0%
GrafTech International	1.9%
THQ	1.9%
Scientific Games, Cl A	1.9%
TransDigm Group	1.9%
Terex	1.9%
As a % of Total Fund Investments	21.2%

* Excludes short-term money market fund.

Q. How did portfolio composition affect relative Fund performance?

A. The energy, materials and telecommunications services sectors contributed positively to performance, while stock selection in the health care, financials and information technology sectors detracted from performance.

SBA Communications, priceline.com and Guess? were among the top contributors for the year. SBA Communications, a wireless communications infrastructure owner and operator, closed on a merger, increasing its tower and managed site locations. With high barriers to entry in the tower business, Copper Rock believes the company is fairly insulated from the current economic environment as towers remain a critical data transmitter for wireless companies. Online travel company, priceline.com, saw its stock benefit from its increased presence in hotel bookings in Europe and as more travelers used its services to find travel bargains throughout the recession. Guess?, an apparel designer, marketer and distributor, saw its stock price rise through strong earnings results, due in large part to sales success and strong brand loyalty outside the U.S.

Psychiatric Solutions (no longer a Fund holding), Wright Medical Group (no longer a Fund holding) and Sapient (no longer a Fund holding) were among the top detractors for the year. Psychiatric Solutions, a provider of inpatient behavioral/mental health care services, reported lower than expected earnings for fourth quarter of 2008 and gave weak guidance related to the inability to increase volume growth, thus impacting the company's ability to expand operating margins. Wright Medical Group, an orthopedic medical device company that designs reconstructive joint devices and artificial limbs, was negatively impacted by a slowdown in the orthopedics market, causing it to revise expected revenue downward. Sapient, a provider of business, marketing and technology consulting services, saw its stock hurt by concerns that consumers and businesses would possibly pull back discretionary technology spending due to the recession.

Q. What is the investment outlook for the small-cap growth market?

A. Copper Rock believes there have been signs of improvement in the capital markets. First, while volatility remains high, Copper Rock points out that it has trended lower throughout 2009. Second, Copper Rock notes that credit spreads have narrowed. As credit spreads narrow and companies are able to borrow again, Copper Rock is becoming more cautiously optimistic about the markets. Copper Rock points out though, that in many cases, the cost of borrowing remains high and this has temporarily pressured some growth companies to seek capital through other means, including secondary offerings. Copper Rock also notes that global initial public offerings issuance is starting to occur again. Third, Copper Rock notes that stocks are becoming less correlated with index moves, and in June, Copper Rock began to see some signs of a separation between high and low quality. Copper Rock also feels that earnings estimates continue to fall to more appropriate levels.

Copper Rock has positioned the Fund with a more optimistic view on near-term recovery. The Fund currently maintains an overweight in the industrial, consumer cyclical and technology sectors, while maintaining a slight overweight position in the financials sector. The Fund currently has a more significant underweight relative to the Index in health care, consumer staples, retail and business services. Within the cyclical sector, Copper Rock believes there are many signs that emerging countries will likely have stronger growth than the U.S. coming out of the global recession, and thus, it has found specific companies who have some exposure to that trend, and who it believes will benefit as conditions overseas generally improve. Copper Rock is finding new investable themes within technology and it continues to grow more optimistic about the sector. Copper Rock feels that while technology spending appeared to have stopped in the fourth quarter of 2008, companies need to continue investing in technology, and there is evidence that as the economy bottoms, additional technology spending to support incremental data networking will increase. Copper Rock notes that social and video networking, in conjunction with advancements in mobile device technology, have not slowed throughout the recession and continue to require greater amounts of bandwidth and semiconductor technology to manage the amount of data that expects to be shared over the next few years. Copper Rock plans to continue to invest in the health care and retail/restaurants sectors, but will remain underweight until there is more clarity on the direction of health care reform and more confidence in the spending power of the consumer. Copper Rock feels good about the current positioning of the Fund as it looks forward to more normalized market conditions where its fundamental, bottom-up investment process should be rewarded.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2009

	Inception Date[1]	1 Year Return	Annualized Inception to Date
Class A with load	07/29/05	(28.08)%	(6.05)%
Class A without load	07/29/05	(23.66)%	(4.65)%
Class C with load	07/29/05	(25.00)%	(5.37)%
Class C without load	07/29/05	(24.24)%	(5.37)%
Class Z	12/09/05	(23.48)%	(6.01)%
Institutional Class	07/29/05	(23.24)%	(4.21)%
Russell 2500™ Growth Index	07/29/05	(21.36)%	(2.29)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2008 prospectus) are 1.89% and 1.68%; 5.23% and 2.43%; 1.66% and 1.43%; and 1.36% and 1.23%, respectively.

[1] The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A, Class C and Institutional Class, and 12/16/05 for Class Z.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 7/29/05 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2009 — % of Total Fund Investments



OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2009

Description	Shares	Value (000)
Common Stock — 94.9%		
Aerospace/Defense — 1.9%		
TransDigm Group*	29,044	$ 1,112
Total Aerospace/Defense		1,112
Applications Software — 1.3%		
Nuance Communications*	58,985	779
Total Applications Software		779
Audio/Video Products — 0.8%		
TiVo*	47,249	484
Total Audio/Video Products		484
Casino Services — 1.9%		
Scientific Games, Cl A*	62,502	1,126
Total Casino Services		1,126
Chemicals-Specialty — 1.0%		
Lubrizol	9,698	562
Total Chemicals-Specialty		562
Coffee — 3.0%		
Green Mountain Coffee Roasters*	25,087	1,767
Total Coffee		1,767
Commercial Banks-Eastern US — 1.1%		
Signature Bank*	21,804	643
Total Commercial Banks-Eastern US		643
Commercial Services — 0.8%		
Alliance Data Systems*	9,425	481
Total Commercial Services		481
Commercial Services-Finance — 1.4%		
SEI Investments	42,820	809
Total Commercial Services-Finance		809
Computer Services — 1.5%		
Cognizant Technology Solutions, Cl A*	30,797	911
Total Computer Services		911
Computers-Integrated Systems — 0.6%		
Brocade Communications Systems*	44,134	347
Total Computers-Integrated Systems		347
Computers-Memory Devices — 0.5%		
STEC*	9,474	323
Total Computers-Memory Devices		323
Consulting Services — 1.8%		
Huron Consulting Group*	15,291	678
SAIC*	21,474	388
Total Consulting Services		1,066

Description	Shares	Value (000)
Containers-Metal/Glass — 1.1%		
Greif, Cl A	12,605	$ 647
Total Containers-Metal/Glass		647
Data Processing/Management — 1.1%		
Dun & Bradstreet	8,761	631
Total Data Processing/Management		631
Decision Support Software — 2.2%		
MSCI, Cl A*	45,551	1,273
Total Decision Support Software		1,273
Diagnostic Kits — 0.8%		
Inverness Medical Innovations*	13,620	458
Total Diagnostic Kits		458
E-Commerce/Products — 0.6%		
MercadoLibre*	11,458	330
Total E-Commerce/Products		330
E-Commerce/Services — 1.0%		
priceline.com*	4,749	616
Total E-Commerce/Services		616
Educational Software — 1.7%		
Blackboard*	29,283	995
Total Educational Software		995
Electric Products-Miscellaneous — 1.9%		
GrafTech International*	83,303	1,144
Total Electric Products-Miscellaneous		1,144
Electronic Components-Semiconductors — 1.8%		
Silicon Laboratories*	14,724	631
Xilinx	19,544	424
Total Electronic Components-Semiconductors		1,055
Energy-Alternate Sources — 0.1%		
Covanta Holding*	3,347	57
Total Energy-Alternate Sources		57
Enterprise Software/Services — 1.1%		
Informatica*	21,326	392
Sybase*	7,887	282
Total Enterprise Software/Services		674
Entertainment Software — 1.9%		
THQ*	169,385	1,137
Total Entertainment Software		1,137
Finance-Investment Banker/Broker — 2.7%		
Greenhill	8,569	645
MF Global*	153,735	981
Total Finance-Investment Banker/Broker		1,626

Description	Shares	Value (000)
Finance-Other Services — 0.7%		
IntercontinentalExchange*	4,200	$ 395
Total Finance-Other Services		395
Hotels & Motels — 1.8%		
Choice Hotels International	24,373	679
Wyndham Worldwide	28,203	393
Total Hotels & Motels		1,072
Human Resources — 3.1%		
Monster Worldwide*	79,085	1,030
Robert Half International	32,342	802
Total Human Resources		1,832
Industrial Audio & Video Products — 1.8%		
Dolby Laboratories, Cl A*	25,613	1,066
Total Industrial Audio & Video Products		1,066
Internet Infrastructure Software — 0.7%		
F5 Networks*	11,563	429
Total Internet Infrastructure Software		429
Investment Management/Advisory Services — 1.5%		
Affiliated Managers Group*	13,477	890
Total Investment Management/Advisory Services		890
Lasers-Systems/Components — 1.1%		
Cymer*	18,750	641
Total Lasers-Systems/Components		641
Machine Tools & Related Products — 2.0%		
Kennametal	55,874	1,191
Total Machine Tools & Related Products		1,191
Machinery-Construction & Mining — 2.9%		
Bucyrus International	19,907	587
Terex*	72,766	1,105
Total Machinery-Construction & Mining		1,692
Machinery-General Industry — 2.8%		
IDEX	21,032	574
Roper Industries	11,639	557
Wabtec	16,473	554
Total Machinery-General Industry		1,685
Medical Instruments — 2.8%		
Beckman Coulter	7,857	495
Conceptus*	23,539	395
Edwards Lifesciences*	6,419	420
NuVasive*	8,014	332
Total Medical Instruments		1,642
Medical Labs & Testing Services — 0.6%		
Covance*	6,718	371
Total Medical Labs & Testing Services		371

Description	Shares	Value (000)
Medical Products — 1.1%		
Haemonetics*	11,482	$ 678
Total Medical Products		678
Medical Sterilization Product — 1.0%		
STERIS	20,600	578
Total Medical Sterilization Product		578
Medical-Biomedical/Genetic — 4.6%		
Acorda Therapeutics*	20,724	524
Dendreon*	29,263	708
Illumina*	12,520	452
Millipore*	6,428	447
Vertex Pharmaceuticals*	16,274	586
Total Medical-Biomedical/Genetic		2,717
Medical-Drugs — 1.6%		
Cephalon*	6,985	410
Medivation*	21,670	536
Total Medical-Drugs		946
Medical-HMO — 0.7%		
Centene*	21,812	421
Total Medical-HMO		421
Networking Products — 2.9%		
Atheros Communications*	19,511	488
Polycom*	51,183	1,216
Total Networking Products		1,704
Oil & Gas Drilling — 0.6%		
Atwood Oceanics*	12,867	371
Total Oil & Gas Drilling		371
Oil Companies-Exploration & Production — 3.3%		
Arena Resources*	7,578	247
Cabot Oil & Gas	11,211	394
Concho Resources*	23,347	717
Whiting Petroleum*	13,251	609
Total Oil Companies-Exploration & Production		1,967
Oil-Field Services — 0.9%		
Superior Energy Services*	33,558	557
Total Oil-Field Services		557
Printing-Commercial — 1.1%		
VistaPrint*	16,027	661
Total Printing-Commercial		661
Racetracks — 1.4%		
Penn National Gaming*	26,913	853
Total Racetracks		853

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Description	Shares	Value (000)
Retail-Apparel/Shoe — 3.6%		
Aeropostale*	19,712	$ 718
American Eagle Outfitters	29,522	425
Guess?	17,012	495
Gymboree*	12,007	478
Total Retail-Apparel/Shoe		2,116
Retail-Restaurants — 1.7%		
Chipotle Mexican Grill, Cl B*	6,952	568
Panera Bread, Cl A*	7,874	433
Total Retail-Restaurants		1,001
Retail-Sporting Goods — 1.5%		
Hibbett Sports*	47,707	878
Total Retail-Sporting Goods		878
Schools — 2.5%		
Capella Education*	6,841	440
DeVry	21,398	1,064
Total Schools		1,504
Semiconductor Components-Integrated Circuits — 1.7%		
Cypress Semiconductor*	95,676	1,016
Total Semiconductor Components-Integrated Circuits		1,016
Semiconductor Equipment — 0.8%		
Formfactor*	21,073	486
Total Semiconductor Equipment		486
Software Tools — 1.1%		
ArcSight*	34,280	650
Total Software Tools		650
Transportation-Marine — 0.8%		
Genco Shipping & Trading	19,623	469
Total Transportation-Marine		469
Transportation-Services — 0.7%		
HUB Group, Cl A*	19,828	426
Total Transportation-Services		426
Transportation-Truck — 2.3%		
Con-way	9,916	452
Landstar System	25,146	922
Total Transportation-Truck		1,374
Wireless Equipment — 1.6%		
Aruba Networks*	5,769	51
SBA Communications, Cl A*	33,659	878
Total Wireless Equipment		929
Total Common Stock (Cost $48,591)		56,261

Description	Shares	Value (000)
Investment Company — 2.6%		
Growth-Small Cap — 2.6%		
iShares Russell 2000 Growth Index Fund	25,507	$ 1,557
Total Growth-Small Cap		1,557
Total Investment Company (Cost $1,452)		1,557
Money Market Fund — 2.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.329% (A)	1,704,808	1,705
Total Money Market Fund (Cost $1,705)		1,705
Total Investments — 100.4% (Cost $51,748)		59,523
Other Assets and Liabilities, Net — (0.4)%		(245)
Total Net Assets — 100.0%		$ 59,278

For descriptions of abbreviations and footnotes, please refer to page 57.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$56,261	$—	$—	$56,261
Investment Company	1,557	—	—	1,557
Money Market Fund	1,705	—	—	1,705
Total Investments	$59,523	$—	$—	$59,523

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual International Bond Fund

Management Overview (Unaudited)

Sub-Adviser: Rogge Global Partners PLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, the Old Mutual International Bond Fund (the "Fund") slightly underperformed its benchmark, the Citigroup Non-U.S. Dollar World Government Bond Index. The Fund's Institutional Class shares posted a 5.49% return versus a 5.61% return for the benchmark.

Q. What investment environment did the Fund face during the past year?

A. During the latter part of 2008, market volatility was at an all time high, funding markets were under severe stress and equity markets went into a tailspin globally. Investors sought the safety of government bonds and other asset classes were shunned. The risk environment deteriorated as the panic that had its origins in the U.S. banking system spread globally, forcing government intervention on an unprecedented scale. The U.S. Federal Reserve Board cut interest rates to a record low. Interest rate cuts from central banks around the world failed to restore investor confidence. The U.K. government took unprecedented steps to inject equity capital into the banking sector and many other developed markets followed suit in an attempt to prevent a complete collapse in confidence in the global capital markets. Early in 2009, a degree of risk aversion continued to infect the markets as the global economy faced its deepest recession since World War II. However, the last three months of the fiscal year were marked by a striking reversal as riskier assets such as equities, credit and emerging markets performed relatively well and recovered some of their previous losses.

Q. Which market factors influenced the Fund's relative performance?

A. Early in the fiscal year, Rogge Global Partners PLC ("Rogge"), the Fund's sub-adviser, believed the global growth outlook was fragile, and that central banks were reluctant to raise rates. As a result, the Fund maintained a long duration and this position added value as global bond rates fell. At the start of 2009, the Fund held a neutral duration position before moving back to a relatively long position late in the fiscal year.

Rogge structured the Fund's yield curve exposure to benefit from steepening in developed markets, as it believed a slowdown in economic activity would likely result in lower expectations for interest rates. During the beginning of the Fund's fiscal year, its overweight positioning at the front end of the curve in the developed markets added significant value as expectations of interest rate cuts from central banks increased with the deteriorating global economic growth outlook. In November 2008, Rogge reduced the Fund's steepening yield curve exposure as government curves flattened as inflation expectations collapsed. The remaining steepening positions were eliminated early in 2009 and curve positioning subsequently had a limited impact on returns.

Q. How did portfolio composition affect relative Fund performance?

A. An overweight exposure to Australia added value early in the fiscal year, but later gave back its gains. An overweight in the Euro zone and an underweight in Japan added value. An underweight in the U.K. initially detracted from performance, but has added value during 2009.

A preference for the Australian Dollar versus the Canadian Dollar initially detracted from performance, but has subsequently performed well. An overweight in the Norwegian Krone detracted from performance early in the fiscal year, but subsequently added value. An underweight in the British Pound Sterling had a positive impact during 2008, but has subsequently detracted from performance.

Sector and security selection had a negative impact. The bulk of the negative contribution came during the beginning of the Fund's fiscal year when an overweight exposure to credit subtracted value as the risk environment deteriorated sharply. Holdings in the financials sector were particularly hard hit. At the same time, security selection added some value due to a focus on national champions and a bias to position holdings towards the upper end of capital structures.

Performance Highlights

- *For the fiscal year ended July 31, 2009, the Old Mutual International Bond Fund (the "Fund") slightly underperformed its benchmark, the Citigroup Non-U.S. Dollar World Government Bond Index. The Fund's Institutional Class shares posted a 5.49% return versus a 5.61% return for the benchmark*

- *An overweight exposure to Australia added relative value early in the fiscal year, but later gave back its gains. An overweight in the Euro zone and an underweight in Japan added relative value. An underweight in the U.K. initially detracted from relative performance, but has added relative value during 2009.*

- *A preference for the Australian Dollar versus the Canadian Dollar initially detracted from relative performance, but has subsequently performed well. An overweight in the Norwegian Krone detracted from relative performance early in the fiscal year, but subsequently added relative value. An underweight in the British Pound Sterling had a positive impact during 2008, but has subsequently detracted from relative performance.*

- *Sector and security selection had a negative impact. The bulk of the negative contribution came during the beginning of the Fund's fiscal year when an overweight exposure to credit subtracted relative value as the risk environment deteriorated sharply. Holdings in the financial sector were particularly hard hit. At the same time, security selection added some relative value due to a focus on national champions and a bias to position holdings towards the upper end of capital structures.*

OLD MUTUAL INTERNATIONAL BOND FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Rogge Global Partners PLC

Top Ten Holdings as of July 31, 2009	
Development Bank of Japan 2.300%, 03/19/26	13.6%
Netherlands Government Bond 4.500%, 07/15/17	7.6%
Bundesrepublik Deutschland 4.750%, 07/04/34	5.2%
Enel SpA, MTN, 5.625%, 06/21/27	5.1%
Kingdom of Denmark 4.000%, 11/15/17	5.0%
Hellenic Republic Government Bond 3.900%, 08/20/11	4.8%
Italy Buoni Poliennali Del Tesoro 5.250%, 08/01/11	4.8%
Spain Government Bond 3.250%, 07/30/10	4.7%
Finland Government Bond 2.750%, 09/15/10	4.7%
French Government Bond 4.750%, 04/25/35	4.6%
As a % of Total Fund Investments	60.1%

Q. What is the investment outlook?

A. Rogge believes the recent near-term rebound in industrial production is a consequence of the inventory cycle and final demand still remains rather tepid. Thus, Rogge believes that while the short-term economic outlook is not as bleak as it was six months ago, it still expects only a shallow economic recovery through the end of 2009 and into 2010. Rogge feels the market is not pricing a "double dip" recession. Rogge points out that though it is a little early, the risk of such an outcome cannot be discounted given the deleveraging now under way in the household sector and the tightening in fiscal policy that will be required to bring government debt under control, particularly in the U.S and U.K. Rogge also believes most central banks in the developed world will be in no hurry to shift from the policy of keeping short-term rates at record lows well into 2010. Nonetheless, given the signs of impending stabilization in the economic environment, Rogge points out that there were some indications in the U.S. and the U.K. that the end of quantitative easing may be in sight and that there may be an end to central bank purchases of government debt.

Rogge believes that while the economic recovery is likely to become more evident in developed economies, the Asian economic recovery looks as if it was already underway in the second quarter of 2009, and in some places the downturn only lasted one quarter. Rogge believes the emerging world is leading the way, and this is reflected not just in the output data, but also in equity markets. Rogge advocates an exposure to emerging market currencies, particularly in Asia, as it feels there is a growing inevitability that these will likely be revalued versus developed currencies.

Rogge feels that where government bonds are concerned, the markets will continue to grapple on the one hand with concerns about the level of supply hitting the markets and on the other, short-term deflation risks. With yield curves already steep, Rogge believes that it is not a bad environment for government bonds and the Fund is currently overweight overall bond duration.

Rogge's analysis of countries with favorable debt dynamics over the longer-term resulted in its top ranked countries being Denmark, Australia, Sweden and Norway. The Fund is currently overweight duration in the Euro zone, Australia, Denmark and Sweden. The Fund's currency overweights are currently in the Norwegian Krone, Australian Dollar, Euro and a basket of emerging market currencies. The Fund currently remains underweight duration in the U.K., Japan and Canada. In addition, the Fund is currently underweight Canadian Dollars, British Pound Sterling and Japanese Yen.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	5.49%	6.77%
Citigroup Non-US Dollar World Government Bond Index	11/19/07	5.61%	6.08%

Past performance is not a guarantee of future. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the November 19, 2008 prospectus) are 1.11% and 0.95% respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of 11/19/07 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2009 — % of Total Fund Investments



OLD MUTUAL INTERNATIONAL BOND FUND — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2009

Description		Face Amount (000)	Value (000)
Foreign Government Bond — 84.6%			
Belgium Government Bond			
4.000%, 03/28/19	EUR	300	$ 437
Bundesrepublik Deutschland			
5.375%, 01/04/10	EUR	30	44
4.750%, 07/04/34 (B)	EUR	440	689
3.750%, 01/04/15	EUR	50	75
3.750%, 01/04/19	EUR	300	445
3.500%, 01/04/16	EUR	60	89
Development Bank of Japan			
2.300%, 03/19/26 (B)	JPY	170,000	1,802
European Investment Bank, MTN,			
4.750%, 08/05/10	EUR	200	296
Finland Government Bond			
2.750%, 09/15/10	EUR	430	626
French Government Bond			
4.750%, 04/25/35 (B)	EUR	390	609
Hellenic Republic Government Bond			
3.900%, 08/20/11	EUR	430	636
Italy Buoni Poliennali Del Tesoro			
5.250%, 08/01/11	EUR	415	634
Kingdom of Denmark			
5.000%, 11/15/13	DKK	910	191
4.000%, 11/15/15 (B)	DKK	2,400	482
4.000%, 11/15/17	DKK	3,300	658
Netherlands Government Bond			
4.500%, 07/15/17 (B)	EUR	650	1,001
New South Wales Treasury			
5.500%, 03/01/17	AUD	350	281
Norway Government Bond			
6.000%, 05/16/11	NOK	610	107
Portugal Obrigacoes do Tesouro OT			
5.850%, 05/20/10	EUR	405	600
Queensland Treasury			
6.250%, 06/14/19	AUD	100	83
Spain Government Bond			
3.250%, 07/30/10	EUR	430	627
Sweden Government Bond			
4.250%, 03/12/19	SEK	2,800	416
United Kingdom Gilt			
4.750%, 06/07/10	GBP	220	380
4.500%, 03/07/19	GBP	110	194
Total Foreign Government Bond (Cost $10,701)			**11,402**
Foreign Bond — 7.3%			
BAT Holdings, MTN,			
1.626%, 05/17/10 (D)	EUR	70	99
Citigroup			
2.400%, 10/31/25	JPY	10,500	74
Enel SpA, MTN,			
5.625%, 06/21/27 (B)	EUR	460	673
Royal Bank of Scotland, MTN,			
6.934%, 04/09/18	EUR	100	139
Total Foreign Bond (Cost $1,045)			**985**

Description		Face Amount (000)/Shares	Value (000)
Corporate Bond — 3.1%			
SunTrust Bank			
3.000%, 11/16/11		$ 200	$ 206
Wells Fargo			
3.000%, 12/09/11		200	206
Total Corporate Bond (Cost $412)			**412**
Money Market Fund — 3.2%			
Dreyfus Cash Management Fund,			
Institutional Class, 0.329% (A)		437,416	437
Total Money Market Fund (Cost $437)			**437**
Total Investments — 98.2% (Cost $12,595)			**13,236**
Other Assets and Liabilities, Net — 1.8%			**248**
Total Net Assets — 100.0%			**$13,484**

As of July 31, 2009, the Fund had the following forward foreign currency contracts outstanding:

Counterparty	Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
Credit Suisse	09/16/09	USD	(113,070)	AUD	143,000	$ 6
Deutsche Bank	11/17/09	USD	(98,886)	BRL	210,000	11
Deutsche Bank	08/06/09	USD	(36,607)	CLP	21,000,000	2
Deutsche Bank	06/10/10	USD	(39,698)	CLP	21,000,000	(1)
Citibank	11/17/09	USD	(133,185)	CNY	900,000	(1)
JP Morgan	11/17/09	USD	(59,062)	CNY	400,000	—
Barclays Bank	09/16/09	USD	(122,409)	CAD	132,736	1
Barclays Bank	09/16/09	USD	(3,576,015)	EUR	2,536,083	38
JP Morgan	09/16/09	USD	(105,742)	EUR	75,000	1
Royal Bank of Scotland	09/16/09	USD	(60,000)	EUR	43,057	1
Barclays Bank	09/16/09	USD	(990,743)	GBP	603,505	17
Deutsche Bank	08/06/09	USD	(83,617)	INR	4,200,000	4
Deutsche Bank	06/10/10	USD	(85,470)	INR	4,200,000	1
Credit Suisse	08/06/09	USD	(94,672)	KRW	123,000,000	6
Credit Suisse	06/10/10	USD	(99,278)	KRW	123,000,000	2
Deutsche Bank	08/06/09	USD	(37,028)	MXN	500,000	1
Deutsche Bank	06/10/10	USD	(36,117)	MXN	500,000	1
Barclays Bank	09/16/09	USD	(572,136)	SEK	4,392,091	37
Credit Suisse	09/16/09	USD	(113,671)	NOK	708,342	2
Royal Bank of Scotland	08/06/09	USD	(19,387)	PEN	60,000	1
Royal Bank of Scotland	06/10/10	USD	(19,730)	PEN	60,000	—
Credit Suisse	08/06/09	USD	(104,077)	PHP	5,000,000	—
Credit Suisse	11/17/09	USD	(103,187)	PHP	5,000,000	—
Deutsche Bank	11/17/09	USD	(90,417)	RUB	3,000,000	2
Citibank	09/16/09	AUD	(160,504)	EUR	89,833	(6)
JP Morgan	09/16/09	AUD	(1,524,709)	USD	1,244,162	(26)
Citibank	09/16/09	CAD	(343,203)	AUD	395,577	11
Credit Suisse	09/16/09	CAD	(46,807)	EUR	30,000	(1)
Credit Suisse	09/16/09	CAD	(248,035)	NOK	1,438,159	4
Deutsche Bank	09/16/09	CAD	(219,515)	SEK	1,542,096	10
Credit Suisse	09/16/09	CAD	(10,000)	USD	8,830	—
JP Morgan	09/16/09	CHF	(287,063)	EUR	190,000	2
Deutsche Bank	09/16/09	CHF	(56,139)	USD	52,295	—
Deutsche Bank	08/06/09	CLP	(21,000,000)	USD	39,518	1
Credit Suisse	09/16/09	DKK	(3,202,335)	EUR	429,411	—
Deutsche Bank	09/16/09	DKK	(922,434)	SEK	1,332,917	8
Citibank	09/16/09	DKK	(2,174,361)	USD	413,928	(2)
Citibank	09/16/09	EUR	(518,899)	CAD	804,294	7
JP Morgan	09/16/09	EUR	(294,297)	CHF	444,389	(3)
Citibank	09/16/09	EUR	(3,678,515)	JPY	495,863,784	1
Barclays Bank	09/16/09	EUR	(83,650)	NOK	748,403	3
Credit Suisse	09/16/09	EUR	(40,000)	SEK	421,048	1
Citibank	09/16/09	EUR	(175,000)	USD	246,411	(3)
Credit Suisse	09/16/09	EUR	(252,000)	USD	348,713	(10)
Citibank	09/16/09	GBP	(359,075)	AUD	736,785	14
Credit Suisse	09/16/09	GBP	(183,866)	EUR	214,170	(2)
JP Morgan	09/16/09	GBP	(42,958)	EUR	50,000	—
Barclays Bank	09/16/09	GBP	(148,258)	USD	230,000	(18)
Credit Suisse	09/16/09	GBP	(164,424)	USD	270,000	(4)
JP Morgan	09/16/09	GBP	(19,696)	USD	32,000	(1)

45

Old Mutual International Bond Fund — concluded

Schedule of Investments

As of July 31, 2009

Counterparty	Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
Deutsche Bank	08/06/09	INR	(4,200,000)	USD	86,885	$ (1)
Deutsche Bank	09/16/09	JPY	(32,032,723)	AUD	422,595	13
Deutsche Bank	09/16/09	JPY	(221,023,959)	USD	2,338,136	1
JP Morgan	09/16/09	JPY	(2,901,000)	USD	30,000	(1)
Credit Suisse	08/06/09	KRW	(123,000,000)	USD	98,451	(2)
Deutsche Bank	08/06/09	MXN	(500,000)	USD	37,651	—
Citibank	09/16/09	NOK	(859,659)	SEK	1,039,500	4
Royal Bank of Scotland	08/06/09	PEN	(60,000)	USD	19,861	—
Credit Suisse	08/06/09	PHP	(5,000,000)	USD	103,950	—
Barclays Bank	09/16/09	SEK	(2,963,511)	USD	390,992	(20)
Credit Suisse	09/16/09	SEK	(8,166,237)	EUR	752,025	(61)
						$ 51

For descriptions of abbreviations and footnotes, please refer to page 57.

Other Information:

The Fund invested in various derivative instruments during the year ended July 31, 2009. The primary types of risk associated with these derivative instruments are credit risk, equity risk, foreign exchange risk and interest rate risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the summary below.

The fair value of derivative instruments as of July 31, 2009 by risk category:

	Asset Derivatives		Liability Derivatives	
Derivatives not designated as hedging instruments, carried at fair value	Statement of Asset and Liabilities Location	Fair Value (000)	Statement of Asset and Liabilities Location	Fair Value (000)
Foreign exchange contracts	Unrealized Gain on Forward Foreign Currency Contracts	$214	Unrealized Loss on Forward Foreign Currency Contracts	$(163)
Total		$214		$(163)

The effects of derivative instruments on the Statement of Operations for the year ended July 31, 2009 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Forward Foreign Currency Contracts	Total
Foreign exchange contracts	$578	$578
Total	$578	$578

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Forward Foreign Currency Contracts	Total
Foreign exchange contracts	$204	$204
Total	$204	$204

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$ 412	$ —	$ 412
Foreign Bond	—	985	—	985
Foreign Government Bond	—	11,402	—	11,402
Money Market Fund	437	—	—	437
Other Financial Instruments				
Forward Foreign Currency Contracts*	—	51	—	51
Total Investments	$437	$12,850	$ —	$13,287

* Forward foreign currency contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Acadian Asset Management LLC[1]

Performance Highlights

• *For the fiscal year ended July 31, 2009, the Old Mutual International Equity Fund (the "Fund") underperformed its benchmark, the MSCI EAFE® Index. The Fund's Class A shares posted a (29.95)% return at net asset value versus a (22.60)% return for the benchmark.*

• *In terms of regions and countries, the Fund lost relative value from stock selection in Japan, France and Australia. There was relative value added back, however, from stock selection in Singapore, Switzerland and the U.K.*

• *Samsung Electronics (no longer a Fund holding), DBS Group Holdings, Credit Suisse Group and Jardine Cycle & Carriage were among the top contributors to relative performance for the year.*

• *ING Groep, Hitachi and 3i Group (no longer a Fund holding) were among the top detractors from relative performance for the year.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2009, the Old Mutual International Equity Fund (the "Fund") underperformed its benchmark, the MSCI EAFE® Index. The Fund's Class A shares posted a (29.95)% return at net asset value versus a (22.60)% return for the benchmark. Performance for all share classes can be found on page 50.

Q. What investment environment did the Fund face during the past year?

A. Non-U.S. equity markets were extraordinarily volatile over the past year, from the unsettled conditions during the summer of 2008, to the crisis during the fall of 2008, to the mixed signals at the start of 2009 and the market rally that began in March 2009. Roiled by high volatility and intense waves of investor sentiment, markets also experienced sweeping external trends such as the deleveraging and forced outflows from hedge funds, mutual funds and proprietary broker accounts. In addition, the decline of the global economy and crash in oil prices led to extraordinarily rapid sector regime shifts, in particular away from materials and energy stocks in 2008. Financial stocks also saw unprecedented volatility in prices.

The first half of 2009 continued the difficult conditions for non-U.S. equities. The period saw negative returns in January and February 2009 which were then mitigated by more favorable results in the March 2009 to July 2009 period. There was a dramatic shift in market sentiment, with investors focusing strongly on lower quality stocks and seeking bargains among companies with depressed share prices. This market rally led to sharp underperformance of many quantitative factors, especially momentum. Meanwhile, value stocks faced two distinct environments. In the earlier, risk-averse part of the fiscal year, value stocks underperformed severely. In the subsequent market rally, low quality value stocks recovered, but higher quality value stocks remained depressed.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund was severely impacted by the underperformance of value stocks in the first part of the fiscal year and momentum and quality in the latter part of the fiscal year. The focus of the Fund was on value oriented stocks with solid balance sheets and attractive earnings prospects, as well as favorable forward momentum. The focus of markets, in contrast, was on safe, but expensive, stocks in the risk-averse period, and then, in the subsequent market rally, on poor quality companies such as financial stocks that had seen extreme price declines. Many of the stocks that drove the market return in 2009 appeared to Acadian Asset Management LLC ("Acadian"), the Fund's sub-adviser, to have unattractive prospects and unsound financial underpinnings, and therefore, were not held in the Fund.

Q. How did portfolio composition affect relative Fund performance?

A. In terms of regions and countries, the Fund lost value from stock selection in Japan, France and Australia. There was value added back, however, from stock selection in Singapore, Switzerland and the U.K.

Samsung Electronics (no longer a Fund holding), DBS Group Holdings, Credit Suisse Group and Jardine Cycle & Carriage were among the top contributors for the year. Korean computer memory maker, Samsung Electronics, saw its stock price rise when its first quarter 2009 earnings results were better than analysts had anticipated. DBS Group Holdings, Southeast Asia's largest bank, reported first quarter 2009 profits that beat analysts' estimates, as trading revenue surged and staff costs declined. The bank also benefited from revived expectations for the Asian banking sector in general. Credit Suisse Group, a financial services company based in Switzerland, saw its stock price rise when it reported an increase in net profit. The position in Jardine Cycle & Carriage, a Singapore car retailer, added value as shares rose in anticipation of the company reporting an increase in 2008 profits, helped by its stake in an Indonesian car distributor.

ING Groep, Hitachi and 3i Group (no longer a Fund holding) were among the top detractors for the year. ING Groep, a Dutch financial services provider, saw its share price fall sharply after it warned it might post a net loss of $674 million on write-downs. Hitachi, a Japanese electronics maker, saw its share price fall after it projected a $700 billion net loss for the twelve-month period ended March 31, 2009. 3i Group, Europe's largest publicly traded private equity firm, saw its stock price fall after it posted the first decline in asset values in five years and missed analyst profitability estimates.

Q. What is the investment outlook for international stocks?

A. Acadian notes that global market valuations are lower than average, but not at historic lows. Acadian anticipates further market volatility over the coming months and believes it could see markets retreat temporarily from recent gains. Acadian expects a more stable and sustained recovery by late in 2009, anticipating economic recovery that will likely be visible by early 2010. Acadian believes that encouraging developments for equities include lower volatility, a bottoming-out of earnings downgrades, broader dispersion of valuations and attractive valuations in many sectors.

Top Ten Holdings as of July 31, 2009	
Nestle	3.1%
Royal Dutch Shell, Cl A	3.1%
BP	2.8%
BHP Billiton	2.0%
AstraZeneca	2.0%
Sanofi-Aventis	1.8%
France Telecom	1.8%
HSBC Holdings	1.8%
DBS Group Holdings	1.8%
Unilever	1.8%
As a % of Total Fund Investments	22.0%

[1] Effective June 1, 2009, the Fund's assets managed by Clay Finlay LLC were transferred to Acadian Asset Management LLC ("Acadian") and Acadian became the sole sub-adviser for the Fund.

OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(33.99)%	(7.11)%
Class A without load	12/30/05	(29.95)%	(5.56)%
Class C with load	12/30/05	(31.04)%	(6.23)%
Class C without load	12/30/05	(30.35)%	(6.23)%
Class Z	12/30/05	(29.70)%	(5.32)%
Institutional Class	12/30/05	(29.58)%	(5.08)%
MSCI EAFE® Index	12/30/05	(22.60)%	(1.80)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2008 prospectus) are 2.76% and 1.52%; 3.55% and 2.27%; 3.44% and 1.27%; and 1.32% and 1.02%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2009 — % of Total Fund Investments



50

Schedule of Investments

As of July 31, 2009

Description	Shares	Value (000)
Common Stock — 1.7%		
B2B/E-Commerce — 0.0%		
Global Sources*	319	$ 2
Total B2B/E-Commerce		2
Commercial Banks Non-US — 0.2%		
Bank of Nova Scotia	2,500	107
National Bank of Canada	200	11
Total Commercial Banks Non-US		118
Electronic Components-Miscellaneous — 0.1%		
NAM TAI Electronics	14,900	68
Total Electronic Components-Miscellaneous		68
Food-Retail — 0.0%		
Empire, Cl A	600	23
Total Food-Retail		23
Mortgage Banks — 0.1%		
Home Capital Group	2,300	73
Total Mortgage Banks		73
Oil Companies-Exploration & Production — 0.7%		
EnCana	9,450	507
Total Oil Companies-Exploration & Production		507
Retail-Convenience Store — 0.5%		
Alimentation Couche Tard	25,900	409
Total Retail-Convenience Store		409
Retail-Drug Store — 0.1%		
Jean Coutu Group, Cl A	11,200	104
Total Retail-Drug Store		104
Total Common Stock (Cost $1,178)		1,304
Foreign Common Stock — 97.6%		
Australia — 5.3%		
Aditya Birla Minerals*	41,099	24
AJ Lucas Group	10,098	30
Ansell	29,670	229
Australian Worldwide Exploration	13,777	31
BHP Billiton	48,255	1,523
BlueScope Steel	163,524	461
Brickworks	2,259	24
Caltex Australia	966	10
Emeco Holdings	104,147	48
Flight Centre	3,400	28
Macmahon Holdings	25,800	10
Macquarie Group	16,977	624
OceanaGold*	10,499	9
Pan Pacific Petroleum	44,998	19
RHG*	87,115	38

Description	Shares	Value (000)
Australia — continued		
Santos	58,265	$ 709
Sigma Pharmaceuticals	132,737	143
Total Australia		3,960
Austria — 0.1%		
Mayr Melnhof Karton	509	48
OMV	91	4
Telekom Austria	200	3
Voestalpine	127	4
Total Austria		59
Belgium — 0.8%		
Barco*	500	22
Delhaize Group	6,702	480
D'ieteren	562	121
Euronav	40	1
Tessenderlo Chemie	330	12
Total Belgium		636
Canada — 0.8%		
Bank of Montreal	1,300	65
CGI Group, Cl A*	23,920	243
Metro, Cl A*	100	3
Northgate Minerals*	8,164	19
QLT*	6,800	24
Royal Bank of Canada	2,500	119
Toronto-Dominion Bank	1,900	111
Total Canada		584
China — 0.0%		
SunVic Chemical Holdings	8,000	1
Total China		1
Denmark — 2.1%		
A P Moller - Maersk A/S, Cl B	80	498
Danisco A/S	3,718	182
Danske Bank A/S*	600	12
FLSmidth A/S*	7,971	346
Novo Nordisk A/S, Cl B	9,200	538
PER Aarsleff A/S, Cl B	283	33
Total Denmark		1,609
Finland — 0.0%		
Fiskars OYJ ABP	1,581	20
Total Finland		20
France — 9.4%		
Arkema	2,980	86
AXA	75	2
BNP Paribas	14,687	1,066
Bouygues	6,531	277
Cap Gemini	10,434	482
Cie de Saint-Gobain	17,182	695
CNP Assurances	280	26

Old Mutual International Equity Fund — continued

Schedule of Investments

As of July 31, 2009

Description	Shares	Value (000)
France — continued		
Eiffage	4,485	$ 299
Etam Developpement*	707	14
France Telecom	54,189	1,352
Groupe Eurotunnel	8,915	53
Groupe Steria SCA	11,928	288
LDC	129	14
Mr Bricolage	203	3
Rallye	2,146	63
Sanofi-Aventis	20,695	1,354
Thomson*	19,569	26
Vivendi	35,170	902
Total France		7,002
Germany — 10.8%		
Allianz SE	11,066	1,096
BASF SE	20,581	1,025
Bavaria Industriekapital	925	14
Bayer	10,067	615
Cewe Color Holding	836	29
Demag Cranes	2,458	61
Deutsche Bank	11,529	750
Deutsche Lufthansa	53,506	721
Deutsche Post	41,897	662
E.ON	32,682	1,242
Freenet*	62	1
Infineon Technologies*	70,811	289
Koenig & Bauer*	565	7
Loewe	1,348	16
Medion	1,527	17
MTU Aero Engines Holding	1,486	54
Rheinmetall	2,323	114
Siemens	13,074	1,041
Suedzucker	11,806	250
TUI	11,400	74
Total Germany		8,078
Greece — 0.6%		
National Bank of Greece*	5,961	174
OPAP	10,780	258
Total Greece		432
Hong Kong — 4.6%		
Champion Technology Holdings	4,182,000	159
CLP Holdings	175,500	1,193
Courage Marine Group	17,000	3
Dickson Concepts International	98,000	52
Hong Kong Exchanges and Clearing	21,100	396
Hutchison Telecommunications International	246,000	64
Hutchison Whampoa	101,000	755
Jardine Strategic Holdings	7,000	114
Keck Seng Investments	18,000	8
Modern Beauty Salon Holdings	92,000	10
Pacific Basin Shipping	15,373	12

Description	Shares	Value (000)
Hong Kong — continued		
Regal Hotels International Holdings	32,400	$ 10
Sun Hung Kai Properties	41,000	622
Tai Fook Securities Group	28,000	10
VTech Holdings	3,534	25
Wing On Co International	7,000	9
Total Hong Kong		3,442
Ireland — 0.8%		
Experian	69,500	574
Total Ireland		574
Italy — 1.7%		
Banca Popolare dell'Emilia Romagna	169	2
De'Longhi	6,503	20
Enel	164,611	895
Exor	26	—
Indesit*	16,007	102
Italmobiliare SpA*	879	30
Milano Assicurazioni	521	2
Mirato SpA*	6,464	49
UniCredit	52,012	152
Total Italy		1,252
Japan — 26.4%		
Aichi Machine Industry	9,000	26
Aisan Industry	16,400	142
Alfresa Holdings	400	20
Allied Telesis Holdings*	15,800	11
Aloka	800	8
Alpine Electronics	500	5
Alps Electric	2,924	16
Amiyaki Tei	9	15
Ando	12,000	18
Arakawa Chemical Industries	5,500	68
Argo Graphics	1,700	19
Artnature	2,900	26
Asahi Industries	15	31
Astellas Pharma	27,900	1,060
Brother Industries	11,511	103
Canon	50	2
Chimney	500	9
Chubu Steel Plate	12,700	97
Cleanup	3,800	21
Coca-Cola Central Japan	2,600	36
Combi	1,500	11
Cosmo Oil	1,000	3
Crescendo Investment	29	43
CSK Holdings*	3,800	18
Dai Nippon Printing	8,000	117
Daido Kogyo	8,000	13
Daihatsu Diesel Manufacturing	4,000	25
Daiichi Jitsugyo	4,000	13
Daiichikosho	4,200	48
Daishinku	3,000	13

Description	Shares	Value (000)	Description	Shares	Value (000)
Japan — continued			**Japan — continued**		
Daito Bank	13,000	$ 11	Marubun	2,100	$ 14
Daito Trust Construction	7,200	353	Marudai Food	5,000	13
Daiwa Securities Group	29,000	170	Mercian	30,000	69
East Japan Railway	12,300	703	Mikuni Coca-Cola Bottling	3,300	27
Ebara*	5,436	17	Mimasu Semiconductor Industry	1,500	22
Faith	251	26	Mitani	500	4
Fuji Electronics	1,800	16	Mitsui	24,500	305
Fuji Media Holdings	120	192	Mitsui Home	2,000	11
FUJI SOFT	3,200	64	Mitsui OSK Lines	77,000	467
FUJIFILM Holdings	15,000	482	Morinaga Milk Industry	4,000	17
Fujitsu	94,100	615	Musashi Seimitsu Industry	1,700	33
Fujitsu Frontech	600	6	Namura Shipbuilding	17,400	94
Fukuda Denshi	900	19	NEC Electronics*	11,000	113
Gendai Agency	13	17	NEC Networks & System Integration	5,600	72
Hakuto	4,700	41	NIC	5,800	28
Haruyama Trading	1,500	7	NIFTY	10	9
Haseko*	500	—	Nihon Unisys	6,000	52
Hazama	26,300	31	Nihon Yamamura Glass	19,000	52
Hibiya Engineering	4,200	35	Nippo	15,000	119
Hino Motors	30,000	100	Nippon Express	48,000	220
HIS	2,800	57	Nippon Flour Mills	22,000	106
Hitachi	262,000	878	Nippon Mining Holdings	26,500	126
Hitachi Cable	19,000	63	Nippon Oil	28,000	148
Hitachi Information Systems	2,900	88	Nippon Road	3,000	7
Hitachi Medical	3,636	35	Nippon Shinyaku	33,000	432
Hitachi Software Engineering	6,557	182	Nippon Steel	700	3
Hitachi Systems & Services	3,200	72	Nippon Steel Trading	1,000	2
Hochiki	3,000	18	NIS Group*	24,600	12
Idemitsu Kosan	2,000	167	Nishimatsu Construction	40,000	55
IHI*	7,000	12	Nissan Motor	145,400	1,055
Imasen Electric Industrial	2,584	32	Nissan Shatai	1,000	9
Inaba Seisakusho	1,600	16	Nissin Sugar Manufacturing	7,000	15
Inui Steamship	800	6	Nittetsu Mining	11,000	48
Itoham Foods	9,000	29	Noevir	3,000	31
IWATANI	48,000	140	Nojima	1,300	10
Japan Automobile Auction	21	23	NSD	2,500	26
JBCC Holdings	5,200	38	NTT	27,800	1,148
JFE Shoji Holdings	24,000	94	NTT Data	229	770
JMS	3,000	11	Ohsho Food Service	4,700	123
Joban Kosan	9,000	14	Osaka Steel	2,700	46
Kamei	3,000	19	Otsuka Kagu	1,500	13
Kanematsu Electronics	2,300	22	Pacific Industrial	4,000	18
Kanto Auto Works	3,400	31	Prima Meat Packers	17,735	20
Kasumi	5,100	24	Relo Holdings	4,100	53
Kato Works	7,000	17	Ricoh Leasing	100	2
Kawasumi Laboratories	5,000	34	Riken	6,000	19
Kinugawa Rubber Industrial	19,000	29	Roland	1,800	21
Koike Sanso Kogyo	6,000	17	Ryoden Trading	2,000	12
Komatsu Seiren	4,000	15	Ryosan	4,600	118
Kowa Spinning	4,000	15	Ryoyo Electro	13,400	114
Kurabo Industries	7,000	14	S Foods	2,500	22
Kyodo Printing	12,000	40	Sakata INX	15,000	59
Leopalace21	14,700	125	Sankyo-Tateyama Holdings*	18,000	16
Marubeni	20,000	92	Sanwa Holdings	24,000	87

SCHEDULE OF INVESTMENTS

As of July 31, 2009

Description	Shares	Value (000)
Japan — continued		
Sapporo Hokuyo Holdings*	11,000	$ 37
Satori Electric	2,400	15
Seika	9,000	21
Seiko Epson	5,200	79
Seino Holdings	17,000	133
Shidax	5,000	21
Shinsei Bank*	5,000	7
Shinsho	3,000	5
Shiroki	10,000	19
Shoko	11,000	13
Sintokogio	12,300	86
Soft99	2,400	12
Sony	33,500	934
Sorun	4,700	26
Studio Alice	9,700	100
Sumikin Bussan	3,000	7
Sumitomo Electric Industries	34,000	422
Sumitomo Mitsui Financial Group	12,300	524
Sumitomo Pipe & Tube	14,800	81
T RAD	11,000	25
Taikisha	2,402	26
Taisei Rotec	8,000	12
Takachiho Electric	1,900	22
Takagi Securities	9,000	19
Takeuchi Manufacturing	4,600	44
Techno Ryowa	1,200	7
Toa Oil	11,000	15
Tokyo Electric Power	6,300	161
Tokyu Community	700	15
Tomoe	9,900	25
Toppan Printing	54,000	550
Topy Industries	61,000	143
Torii Pharmaceutical	4,900	88
Toshiba TEC	12,000	51
Totetsu Kogyo	6,000	38
Toyo Engineering	7,000	22
Toyo Kohan	3,000	12
Toyo Tire & Rubber*	69,000	150
Toyota Auto Body	11,900	223
Toyota Tsusho	31,500	481
Trancom	3,700	71
TS Tech	3,700	72
TV Asahi	30	46
Ube Material Industries	2,000	5
Unipres	7,800	99
Universe	700	10
Usen*	3,332	4
U-Shin	4,200	22
Watabe Wedding	3,900	61
Yamaguchi Financial Group	1,000	14
Yamato Holdings	47,000	695
Yamazen	2,000	8
Yasunaga	2,100	7
Zojirushi	18,000	43
Total Japan		19,726

Description	Shares	Value (000)
Luxembourg — 0.1%		
Regus	47,365	$ 55
Total Luxembourg		55
Netherlands — 6.6%		
Accell Group	931	41
Aegon	20,120	147
EADS	28,466	543
Gamma Holding*	57	—
Heijmans*	792	1
ING Groep	10,022	128
Nutreco Holding	119	5
OCE	9,746	48
Royal Dutch Shell, Cl A	87,310	2,287
Royal Dutch Shell, Cl B	2,513	65
Philips Electronics	17,303	394
TNT	53	1
Unilever	48,308	1,317
Total Netherlands		4,977
New Zealand — 0.0%		
Sky Network Television	210	1
Total New Zealand		1
Norway — 1.4%		
Atea ASA	14,500	72
Norske Skogindustrier*	52,125	83
StatoilHydro	41,443	886
Total Norway		1,041
Singapore — 3.7%		
DBS Group Holdings	138,000	1,331
Golden Agri-Resources	686,400	202
Jardine Cycle & Carriage	59,526	975
Macquarie International Infrastructure Fund	550,000	151
Singapore Petroleum	19,000	82
UOB-Kay Hian Holdings	22,000	24
Total Singapore		2,765
Spain — 2.1%		
Banco Santander	75,912	1,099
Bankinter	4,300	49
BBVA	22,939	376
Construcciones y Auxiliar de Ferrocarriles	27	12
Total Spain		1,536
Sweden — 2.0%		
Acando AB	11,799	20
Beijer Alma AB	300	3
Bilia AB, Cl A	1,300	9
Electrolux AB, Ser B*	29,218	548
Industrial & Financial Systems, Cl B	3,345	32
Industrivarden AB, Cl A	2,056	22
Proffice AB, Cl B*	7,132	17
Telefonaktiebolaget LM Ericsson, Cl B	97,209	957
Total Sweden		1,608

Description	Shares	Value (000)
Switzerland — 6.9%		
Bell Holding	28	$ 43
Credit Suisse Group	18,129	857
Emmi	141	14
Nestle	57,039	2,344
Novartis	19,495	891
PSP Swiss Property	701	37
Walter Meier, Cl A	49	3
Xstrata	69,900	944
Total Switzerland		5,133
United Kingdom — 11.4%		
Anglo-Eastern Plantations	1,127	6
AstraZeneca (GBP)	32,310	1,505
AstraZeneca (SEK)	317	15
Aveva Group	94	1
Aviva	1,542	9
Avocet Mining*	7,100	9
BAE Systems	195,153	1,001
Barclays	146,689	746
BHP Billiton	127	3
BP	256,085	2,124
Bradford & Bingley (E)	34,425	—
Cape*	7,630	28
Character Group*	803	1
Chaucer Holdings	257	—
Colliers Cre*	3,314	1
Costain Group	34,266	16
Dairy Crest Group	4,500	25
Delta	5,686	12
DS Smith	25,656	32
Fiberweb	15,243	17
Hamworthy	3,200	16
Hilton Food Group	1,087	3
HSBC Holdings	133,412	1,350
ICAP	54,946	416
International Power	5,857	25
J Sainsbury	19,390	103
Lloyds Banking Group	332	—
Mondi	2,231	10
Reckitt Benckiser Group	9,652	464
Renew Holdings	2,084	1
Stagecoach Group	10,878	25
Standard Chartered	1,620	38
Tenon Group	7,109	6
Tullett Prebon	12,684	75
Vitec Group	1,800	8
Vodafone Group	184,243	379
Yule Catto	13,345	26
Total United Kingdom		8,496
Total Foreign Common Stock (Cost $69,451)		72,987

Description	Shares	Value (000)
Foreign Preferred Stock — 0.1%		
Germany — 0.0%		
Villeroy & Boch	3,475	$ 22
Total Germany		22
Italy — 0.1%		
Exor	3,908	37
Total Italy		37
Total Foreign Preferred Stock (Cost $128)		59
Money Market Fund — 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 0.329% (A)	464,804	465
Total Money Market Fund (Cost $465)		465
Total Investments — 100.0% (Cost $71,222)		74,815
Other Assets and Liabilities, Net — (0.0)%		(5)
Total Net Assets — 100.0%		$ 74,810

For descriptions of abbreviations and footnotes, please refer to page 57.

OLD MUTUAL INTERNATIONAL EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2009

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$1,304	$ —	$—	$ 1,304
Foreign Common Stock				
Australia	30	3,930	—	3,960
Austria	—	59	—	59
Belgium	—	636	—	636
Canada	584	—	—	584
China	—	1	—	1
Denmark	—	1,609	—	1,609
Finland	—	20	—	20
France	—	7,002	—	7,002
Germany	74	8,004	—	8,078
Greece	—	432	—	432
Hong Kong	—	3,442	—	3,442
Ireland	—	574	—	574
Italy	49	1,203	—	1,252
Japan	19	19,707	—	19,726
Luxembourg	—	55	—	55
Netherlands	—	4,977	—	4,977
New Zealand	—	1	—	1
Norway	—	1,041	—	1,041
Singapore	—	2,765	—	2,765
Spain	1,099	437	—	1,536
Sweden	—	1,608	—	1,608
Switzerland	—	5,133	—	5,133
United Kingdom	—	8,496	—	8,496
Foreign Preferred Stock				
Germany	—	22	—	22
Italy	—	37	—	37
Money Market Fund	465	—	—	465
Total Investments	$3,624	$71,191	$—	$74,815

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

56

NOTES TO SCHEDULE OF INVESTMENTS

* Non-income producing security.

(A) — The rate reported represents the 7-day effective yield as of July 31, 2009.

(B) — All or a portion of this security is held as cover for securities sold short, forward foreign currency contracts or open written option contracts.

(C) — All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

(D) — Floating Rate Security - The rate reported represents the security's rate as of July 31, 2009.

(E) — Security fair valued using methods determined in good faith according to procedures adopted by the Valuation Committee designated by the Board of Trustees. On July 31, 2009, the aggregate value of these securities was $0 (000), representing 0.0% of the net assets of the Old Mutual International Equity Fund.

AUD — Australian Dollar
BRL — Brazilian Real
CAD — Canadian Dollar
CHF — Swiss Franc
Cl — Class
CLP — Chilean Peso
CNY — Chinese Yuan Renminbi
DKK — Danish Krone
EUR — Euro
GBP — British Pound Sterling
HMO — Health Maintenance Organization
INR — Indian Rupee
ISP — Internet Service Provider
JPY — Japanese Yen
KRW — Korean Won
MTN — Medium Term Note
MXN — Mexican Peso
NOK — Norwegian Krone
NZD — New Zealand Dollar
PEN — Peruvian Nuevo Sol
PHP — Philippine Peso
R&D — Research and Development
REITs — Real Estate Investment Trusts
RUB — Russian Ruble
S&L — Savings and Loan
SEK — Swedish Krona
Ser — Series

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)
AS OF JULY 31, 2009

	Old Mutual Analytic Fund
Assets:	
Investment Securities, at cost	$ 183,827
Investment Securities, at value	$ 214,111
Cash	—
Foreign Currency (cost $—, $413, $737, $—, $69, $114)	—
Unrealized Gain on Forward Foreign Currency Contracts	5,988
Receivable for Capital Shares Sold	159
Receivable from Investment Adviser	1
Receivable for Investment Securities Sold	9,702
Receivable for Dividends and Interest	157
Variation Margin Receivable on Futures Contracts	393
Total Assets	230,511
Liabilities:	
Payable for Investment Securities Purchased	2,229
Payable for Capital Shares Redeemed	819
Variation Margin Payable on Futures Contracts	492
Written Option Contracts, at Value (Proceeds received of $4,152, $150, $—, $—, $—, $—)	7,902
Securities Sold Short, at Value (Proceeds received of $28,500, $849, $—, $—, $—, $—)	32,550
Unrealized Loss on Forward Foreign Currency Contracts	3,361
Payable for Administration Fees	15
Payable for Distribution & Service Fees	14
Payable for Management Fees	146
Payable to Custodian	5,286
Payable for Trustees' Fees	10
Payable to Investment Adviser	—
Other Liabilities	—
Accrued Expenses	358
Total Liabilities	53,182
Net Assets	$ 177,329
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 343,832
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	(10,783)
Accumulated Net Realized Gain (Loss) on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	(182,608)
Net Unrealized Appreciation on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	26,888
Net Assets	$ 177,329
Net Assets – Class A	$ 83,169
Net Assets – Class C	51,879
Net Assets – Class Z	29,734
Net Assets – Institutional Class	12,547
Outstanding Shares of Beneficial Interest – Class A	9,581,810
Outstanding Shares of Beneficial Interest – Class C	6,174,945
Outstanding Shares of Beneficial Interest – Class Z	3,399,681
Outstanding Shares of Beneficial Interest – Institutional Class	1,431,859
Net Asset Value and Redemption Price Per Share – Class A^	$ 8.68
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 9.21
Net Asset Value, Offering and Redemption Price Per Share – Class C†^	$ 8.40
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 8.75
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 8.76

†Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's Prospectus.
^Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
Amounts designated as "—" are either $0 or have been rounded to $0.
N/A — Not Applicable

The accompanying notes are an integral part of the financial statements.

	Old Mutual Analytic Global Fund	Old Mutual China Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Bond Fund	Old Mutual International Equity Fund
	$ 5,808	$ 31,757	$ 51,748	$ 12,595	$ 71,222
	$ 6,420	$ 43,584	$ 59,523	$ 13,236	$ 74,815
	—	—	—	—	1
	417	737	—	71	115
	—	—	—	214	—
	—	648	254	—	11
	—	—	—	—	5
	11	—	4,131	—	513
	21	31	3	188	172
	32	—	—	—	—
	6,901	45,000	63,911	13,709	75,632
	—	—	4,511	—	644
	317	147	4	1	21
	35	—	—	—	—
	223	—	—	—	—
	994	—	—	—	—
	—	—	—	163	—
	—	3	5	1	5
	1	2	—	—	—
	6	37	40	6	54
	270	—	—	—	—
	—	—	1	1	1
	16	9	9	—	—
	—	—	—	35	—
	55	68	63	18	97
	1,917	266	4,633	225	822
	$4,984	$ 44,734	$ 59,278	$ 13,484	$ 74,810
	$ 18,580	$ 45,113	$ 85,779	$ 13,590	$ 123,456
	(383)	22	—	(813)	804
	(13,711)	(12,228)	(34,276)	4	(53,051)
	498	11,827	7,775	703	3,601
	$ 4,984	$ 44,734	$ 59,278	$ 13,484	$ 74,810
	$ 2,174	$ 15,069	$ 3,480	N/A	$ 617
	2,601	8,267	367	N/A	921
	130	11,654	19,771	N/A	513
	79	9,744	35,660	$ 13,484	72,759
	353,287	923,318	451,115	N/A	80,414
	429,329	514,253	49,126	N/A	121,554
	21,151	709,592	2,536,695	N/A	66,566
	14,923	589,691	4,539,051	1,564,132	9,407,086
	$ 6.15	$ 16.32	$ 7.71	N/A	$ 7.67
	$ 6.53	$ 17.32	$ 8.18	N/A	$ 8.14
	$ 6.06	$ 16.08	$ 7.47	N/A	$ 7.58
	$ 6.15	$ 16.42	$ 7.79	N/A	$ 7.70
	$ 5.28	$ 16.52	$ 7.86	$ 8.62	$ 7.73

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED JULY 31, 2009

	Old Mutual Analytic Fund
Investment Income:	
Dividends	$ 6,117
Interest	440
Less: Foreign Taxes Withheld	—
Total Investment Income	6,557
Expenses:	
Management Fees	2,704
Administration Fees	285
Distribution and Service fees:	
Class A	365
Class C	824
Trustees' Fees	73
Custodian Fees	65
Professional Fees	129
Registration and SEC Fees	126
Printing Fees	193
Transfer Agent Fees	724
Offering Costs	—
Dividend Expense on Securities Sold Short	1,027
Interest Expense	447
Pricing Fees	3
Other Expenses	87
Total Expenses	7,052
Less:	
Net Waiver of Management Fees	(697)
Reimbursement of Other Expenses by Investment Adviser	—
Expense Reduction[1]	(3)
Net Expenses	6,352
Net Investment Income (Loss)	205
Net Increase from Payment by Affiliates[2]	—
Net Realized Gain (Loss) from Investment Transactions (including Securities Sold Short)	(119,552)
Net Realized Loss on Foreign Currency Transactions	(32,477)
Net Realized Loss on Futures Contracts	(13,433)
Net Realized Gain on Written Options Contracts	17,101
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short)	13,054
Net Change in Unrealized Appreciation (Depreciation) on Forward Foreign Currency Contracts and Foreign Currency Transactions	(5,153)
Net Change in Unrealized Appreciation on Futures Contracts	7,839
Net Change in Unrealized Depreciation on Written Option Contracts	(1,387)
Net Realized and Unrealized Gain (Loss) on Investments	(134,008)
Increase (Decrease) in Net Assets Resulting from Operations	$(133,803)

[1] All expense reductions are for transfer agent expenses. See note 2.
[2] See Note 2.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Analytic Global Fund	Old Mutual China Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Bond Fund	Old Mutual International Equity Fund
	$ 259	$ 845	$ 167	$ 8	$ 2,487
	18	1	—	538	—
	(14)	(35)	—	(3)	(235)
	263	811	167	543	2,252
	111	411	458	94	710
	10	31	51	16	71
	10	30	14	—	2
	51	64	6	—	11
	1	6	10	4	14
	56	33	15	18	102
	—	5	17	7	20
	48	51	61	18	56
	5	21	9	1	2
	11	90	63	1	12
	—	—	—	(12)	—
	76	—	—	—	—
	38	—	—	—	—
	78	22	—	5	115
	9	30	12	6	38
	504	794	716	158	1,153
	(111)	(204)	(36)	(9)	(409)
	(55)	—	—	—	—
	—	—	—	—	(1)
	338	590	680	149	743
	(75)	221	(513)	394	1,509
	—	1	1	—	2
	(6,217)	(7,544)	(21,956)	57	(44,395)
	(353)	(53)	—	(138)	(496)
	(1,554)	—	—	—	—
	389	—	—	—	—
	1,323	8,479	3,604	(165)	7,505
	(7)	3	—	209	7
	265	—	—	—	—
	(22)	—	—	—	—
	(6,176)	886	(18,351)	(37)	(37,377)
	$(6,251)	$ 1,107	$(18,864)	$ 357	$(35,868)

61

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Analytic Fund		Old Mutual Analytic Global Fund	
	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08
Investment Activities:				
Net Investment Income (Loss)	$ 205	$ 1,676	$ (75)	$ (21)
Net Increase from Payment by Affiliates[3]	—	—	—	—
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts, Forward Foreign Currency Contracts and Foreign Currency Transactions	(148,361)	(51,916)	(7,735)	(5,659)
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short), Forward Foreign Currency Contracts, Foreign Currency Transactions, Futures Contracts, and Written Option Contracts	14,353	(62,341)	1,559	(409)
Net Increase (Decrease) in Net Assets Resulting from Operations	(133,803)	(112,581)	(6,251)	(6,089)
Dividends and Distributions to Shareholders From:				
Net Investment Income:				
Class A	—	(6,464)	—	(107)
Class C	—	(4,772)	—	(180)
Class Z	—	(1,127)	—	(3)
Institutional Class	—	(332)	—	(13)
Net Realized Gains from Investment Transactions:				
Class A	—	(24,205)	—	(567)
Class C	—	(14,546)	—	(668)
Class Z	—	(4,676)	—	(19)
Institutional Class	—	(1,345)	—	(99)
Return of Capital:				
Class A	—	—	(48)	—
Class C	—	—	—	—
Class Z	—	—	(3)	—
Institutional Class	—	—	(13)	—
Total Dividends and Distributions	—	(57,467)	(64)	(1,656)
Capital Share Transactions:				
Class A				
Shares Issued	25,346	144,569	666	9,941
Shares Issued upon Reinvestment of Distributions	—	22,563	13	280
Redemption Fees	4	9	—	—
Shares Redeemed	(155,699)	(398,594)	(4,465)	(22,590)
Total Class A Capital Share Transactions	(130,349)	(231,453)	(3,786)	(12,369)
Class C				
Shares Issued	1,925	44,940	210	4,241
Shares Issued upon Reinvestment of Distributions	—	6,844	—	363
Redemption Fees	—	—	—	—
Shares Redeemed	(69,385)	(178,863)	(5,200)	(9,272)
Total Class C Capital Share Transactions	(67,460)	(127,079)	(4,990)	(4,668)
Class Z				
Shares Issued	4,430	13,094	8	80
Shares Issued upon Reinvestment of Distributions	—	5,672	3	22
Shares Redeemed	(18,041)	(73,642)	(286)	(9)
Total Class Z Capital Share Transactions	(13,611)	(54,876)	(275)	93
Institutional Class				
Shares Issued	1,530	5,930	—	—
Shares Issued upon Reinvestment of Distributions	—	1,673	13	112
Shares Redeemed	(9,923)	(7,755)	(2,020)	—
Total Institutional Class Capital Share Transactions	(8,393)	(152)	(2,007)	112
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(219,813)	(413,560)	(11,058)	(16,832)
Total Increase (Decrease) in Net Assets	(353,616)	(583,608)	(17,373)	(24,577)
Net Assets:				
Beginning of Period	530,945	1,114,553	22,357	46,934
End of Period	$ 177,329	$ 530,945	$ 4,984	$ 22,357
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ (10,783)	$ (7,768)	$ (383)	$ (29)

* Inception date of the Fund.

[1] During the year ended July 31, 2008, the Old Mutual Copper Rock Emerging Growth Fund disbursed to a redeeming shareholder portfolio securities and cash valued at $50,385 on the date of redemption.

The accompanying notes are an integral part of the financial statements.

	Old Mutual China Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Bond Fund		Old Mutual International Equity Fund	
	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	11/19/07* to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08
	$ 221	$ 7	$ (513)	$ (869)	$ 394	$ 560	$ 1,509	$ 1,742
	1	—	1	1	—	—	2	—
	(7,597)	641	(21,956)	(217)	(81)	2,491	(44,891)	(8,663)
	8,482	(10,026)	3,604	(5,848)	44	659	7,512	(5,301)
	1,107	(9,378)	(18,864)	(6,933)	357	3,710	(35,868)	(12,222)
	(182)	(46)	—	—	—	—	(11)	(7)
	(18)	(78)	—	—	—	—	(1)	(13)
	(73)	(3)	—	—	—	—	(11)	(2)
	(187)	—	—	—	(2,892)	(545)	(1,749)	(173)
	—	(5,842)	—	(2,997)	—	—	—	(18)
	—	(3,380)	—	(75)	—	—	—	(17)
	—	(1,497)	—	(169)	—	—	—	(8)
	—	(4,804)	—	(2,078)	(550)	—	—	(661)
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	(460)	(15,650)	—	(5,319)	(3,442)	(545)	(1,772)	(899)
	5,929	13,134	4,526	24,752	—	—	37	2,344
	120	4,289	—	1,884	—	—	7	17
	1	—	1	3	—	—	—	—
	(8,474)	(16,213)	(8,247)	(41,298)	—	—	(693)	(2,111)
	(2,424)	1,210	(3,720)	(14,659)	—	—	(649)	250
	1,796	6,819	124	820	—	—	123	2,120
	9	1,736	—	45	—	—	—	11
	1	1	—	—	—	—	—	—
	(3,206)	(8,618)	(417)	(163)	—	—	(707)	(644)
	(1,400)	(62)	(293)	702	—	—	(584)	1,487
	7,001	8,593	17,061	17,455	—	—	50	736
	71	1,466	—	169	—	—	11	10
	(1,831)	(5,027)	(9,614)	(1,414)	—	—	(560)	(214)
	5,241	5,032	7,447	16,210	—	—	(499)	532
	13	23	20,072	33,502	977	26,348[2]	14,337	127,568[2]
	187	4,804	—	2,077	3,442	544	1,746	814
	(12)	(10,650)	(7,685)	(66,883)[1]	(11,189)	(6,718)	(20,580)	(13,259)
	188	(5,823)	12,387	(31,304)	(6,770)	20,174	(4,497)	115,123
	1,605	357	15,821	(29,051)	(6,770)	20,174	(6,229)	117,392
	2,252	(24,671)	(3,043)	(41,303)	(9,855)	23,339	(43,869)	104,271
	42,482	67,153	62,321	103,624	23,339	—	118,679	14,408
	$44,734	$ 42,482	$ 59,278	$ 62,321	$ 13,484	$23,339	$ 74,810	$118,679
	$ 22	$ (28)	$ —	$ —	$ (813)	$ 1,823	$ 804	$ 1,606

[2] During the year ended July 31, 2008, the Old Mutual International Bond Fund and Old Mutual International Equity Fund received from new shareholders portfolio securities and cash valued at $22,766 and $94,796, respectively, on the date of the subscription.

[3] See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

STATEMENTS OF CASH FLOWS (000)

FOR THE YEAR ENDED JULY 31, 2009

	Old Mutual Analytic Fund	Old Mutual Analytic Global Fund
Cash Flows Provided From (Used in) Operating Activities:		
Interest and Dividends Received (Excludes Net Amortization/Accretion of $279 and $14, respectively)	$ 11,676	$ 284
Purchases of Long-term Portfolio Investments	(596,839)	(26,437)
Proceeds from Sales of Long-term Portfolio Investments	833,251	39,520
Net Cash Used in Futures Contracts	(6,250)	(1,102)
Net Cash Used in Purchased Options Contracts	(2,598)	(88)
Net Cash Provided by (Used in) Written Options Contracts	7,169	(138)
Net Cash Used in Short Sales Transactions	(44,232)	(2,564)
Net Decrease in Short-term Investments	31,265	2,230
Net Cash Used in Foreign Currency Transactions	(32,477)	(360)
Interest Expense Paid	(447)	(38)
Operating Expenses Paid	(6,400)	(340)
Net Cash Provided From Operating Activities	194,118	10,967
Cash Flows Provided From (Used in) Financing Activities:		
Decrease in Shares of Beneficial Interest Sold	(221,152)	(10,947)
Decrease in Deposits with Brokers for Collateral	24,031	—
Cash Dividends Paid, Excluding Reinvestment of $0 and $29, respectively	—	(35)
Increase in Payable to Custodian	2,473	270
Net Cash Used in Financing Activities	(194,648)	(10,712)
Net Change in Cash	(530)	255
Cash at Beginning of Year	530	162
Cash at End of Year	$ —	$ 417
Reconciliation of Net Decrease in Net Assets from Operations to Net Cash Provided from Operating Activities:		
Net Decrease in Net Assets Resulting from Operations	$ (133,803)	$ (6,251)
Decrease in Investments	337,416	17,654
Decrease in Written Options Contracts, at Value	(11,132)	(592)
Accretion of Discount on Investments	(279)	(14)
Decrease in Dividends and Interest Receivable	5,398	35
Increase in Payable for Securities Purchased	2,229	—
Increase (Decrease) in Variation Margin Payable	(656)	187
Decrease in Receivable for Foreign Forward Currency Contracts	5,142	—
Decrease in Other Assets	116	3
Decrease in Accrued Expenses	(611)	(44)
Increase in Receivable for Securities Sold	(9,702)	(11)
Total Adjustments	327,921	17,218
Net Cash Provided From Operating Activities	$ 194,118	$ 10,967

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ANALYTIC FUND[(1)]																
Class A																
2009	$ 11.88	$ 0.02	$(3.22)	$ —	$(3.20)	$ —	$ —	$ —	$ —	$ 8.68	(26.94)%	$ 83,169	2.07%[5]	2.41%	0.24%	195.35%
2008	14.51	0.05	(1.80)	—	(1.75)	(0.18)	(0.70)	—	(0.88)	11.88	(12.60)%	285,305	1.92%[5]	2.13%	0.40%	171.50%
2007	13.21	0.08	1.24	—	1.32	(0.02)	—	—	(0.02)	14.51	9.99%	607,810	1.54%[5]	1.96%	0.55%	183.98%
2006[4]	12.84	0.05	0.32[#]	—	0.37	—	—	—	—	13.21	2.88%[#]	295,095	1.51%[5]	2.18%	0.57%	59.61%
2005[2]	12.30	0.05	1.09	—	1.14	(0.27)	(0.33)	—	(0.60)	12.84	9.27%	129,960	1.98%[5]	2.06%	0.64%	81.00%
Class C																
2009	$ 11.59	$(0.05)	$(3.14)	$ —	$(3.19)	$ —	$ —	$ —	$ —	$ 8.40	(27.52)%	$ 51,879	2.82%[5]	2.97%	(0.52)%	195.35%
2008	14.32	(0.04)	(1.77)	—	(1.81)	(0.22)	(0.70)	—	(0.92)	11.59	(13.23)%	158,508	2.65%[5]	2.85%	(0.34)%	171.50%
2007	13.11	(0.03)	1.24	—	1.21	—	—	—	—	14.32	9.24%	340,569	2.29%[5]	2.67%	(0.19)%	183.98%
2006[4]	12.81	(0.01)	0.31[#]	—	0.30	—	—	—	—	13.11	2.34%[#]	202,766	2.26%[5]	2.86%	(0.17)%	59.61%
2005[2]	12.30	(0.01)	1.09	—	1.08	(0.24)	(0.33)	—	(0.57)	12.81	8.78%	86,752	2.61%[5]	2.68%	(0.09)%	81.00%
Class Z[(3)]																
2009	$ 11.94	$ 0.04	$(3.23)	$ —	$(3.19)	$ —	$ —	$ —	$ —	$ 8.75	(26.72)%	$ 29,734	1.81%[5]	1.97%	0.45%	195.35%
2008	14.54	0.09	(1.82)	—	(1.73)	(0.17)	(0.70)	—	(0.87)	11.94	(12.46)%	58,107	1.64%[5]	1.86%	0.68%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.33%	130,928	1.29%[5]	1.66%	0.84%	183.98%
2006[4]	12.82	0.06	0.33[#]	—	0.39	—	—	—	—	13.21	3.04%[#]	140,795	1.26%[5]	1.82%	0.72%	59.61%
2005	11.66	0.10	1.69	—	1.79	(0.30)	(0.33)	—	(0.63)	12.82	15.36%	227,265	1.36%[5]	1.44%	0.78%	81.00%
2004	11.10	0.09	0.99	—	1.08	(0.19)	(0.33)	—	(0.52)	11.66	9.87%	57,171	1.17%[5]	1.70%	0.75%	152.00%
Institutional Class																
2009	$ 11.96	$ 0.05	$(3.25)	$ —	$(3.20)	$ —	$ —	$ —	$ —	$ 8.76	(26.76)%	$ 12,547	1.77%[5]	1.87%	0.55%	195.35%
2008	14.54	0.09	(1.81)	—	(1.72)	(0.16)	(0.70)	—	(0.86)	11.96	(12.33)%	29,025	1.63%[5]	1.89%	0.70%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.34%	35,246	1.24%[5]	1.60%	0.82%	183.98%
2006[4]	12.82	0.08	0.31[#]	—	0.39	—	—	—	—	13.21	3.04%[#]	6,833	1.21%[5]	2.11%	0.97%	59.61%
2005***	13.45	0.01	(0.10)	—	(0.09)	(0.21)	(0.33)	—	(0.54)	12.82	(0.63)%	2	1.27%[5]	2.12%	1.55%	81.00%
OLD MUTUAL ANALYTIC GLOBAL FUND^^																
Class A																
2009	$ 9.22	$(0.03)	$(2.96)	$ —	$(2.99)	—	$ —	$(0.08)	$(0.08)	$ 6.15	(32.49)%	$ 2,174	3.13%[†††]	4.73%	(0.41)%	241.48%
2008	11.36	0.01	(1.68)	—	(1.67)	(0.07)	(0.40)	—	(0.47)	9.22	(15.12)%	8,606	2.41%[†††]	2.96%	0.07%	268.22%
2007	10.05	0.08	1.25	—	1.33	(0.02)	—	—	(0.02)	11.36	13.27%	24,417	2.55%[†††]	3.19%	0.68%	173.28%
2006	10.00	(0.02)	0.07	—	0.05	—	—	—	—	10.05	0.50%	257	2.80%[†††]	12.44%	(1.19)%	19.97%
Class C																
2009	$ 9.04	$(0.08)	$(2.90)	$ —	$(2.98)	$ —	$ —	$ —	$ —	$ 6.06	(32.96)%	$ 2,601	3.92%[†††]	5.44%	(1.16)%	241.48%
2008	11.26	(0.05)	(1.67)	—	(1.72)	(0.10)	(0.40)	—	(0.50)	9.04	(15.76)%	10,799	3.19%[†††]	3.74%	(0.54)%	268.22%
2007	10.03	(0.02)	1.25	—	1.23	—	—	—	—	11.26	12.30%	19,136	3.30%[†††]	4.07%	(0.16)%	173.28%
2006	10.00	(0.03)	0.06	—	0.03	—	—	—	—	10.03	0.30%	111	3.55%[†††]	24.73%	(1.87)%	19.97%
Class Z																
2009	$ 9.28	$(0.01)	$(2.99)	$ —	$(3.00)	—	$ —	$(0.13)	$ (0.13)	$ 6.15	(32.31)%	$ 130	2.92%[†††]	10.17%	(0.17)%	241.48%
2008	11.38	0.18	(1.82)	—	(1.64)	(0.06)	(0.40)	—	(0.46)	9.28	(14.83)%	515	2.22%[†††]	6.98%	1.75%	268.22%
2007	10.04	0.15	1.21	—	1.36	(0.02)	—	—	(0.02)	11.38	13.52%	526	2.30%[†††]	17.92%	1.28%	173.28%
2006	10.00	—	0.04	—	0.04	—	—	—	—	10.04	0.40%	1	2.55%[†††]	612.91%	(0.27)%	19.97%
Institutional Class																
2009	$ 9.33	$ 0.02	$(3.03)	$ —	$(3.01)	—	$ —	$(1.04)	$(1.04)	$ 5.28	(32.27)%	$ 79	1.91%[†††]	4.80%	0.35%	241.48%
2008	11.40	0.18	(1.80)	—	(1.62)	(0.05)	(0.40)	—	(0.45)	9.33	(14.64)%	2,437	1.91%[†††]	3.18%	1.78%	268.22%
2007	10.05	0.11	1.27	—	1.38	(0.03)	—	—	(0.03)	11.40	13.79%	2,855	2.00%[†††]	3.71%	0.96%	173.28%
2006	10.00	—	0.05	—	0.05	—	—	—	—	10.05	0.50%	2,510	2.26%[†††]	6.77%	(0.01)%	19.97%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL CHINA FUND^															
Class A															
2009	$15.81	$0.09	$0.62#	$—	$0.71	$(0.20)	$—	$(0.20)	$16.32	5.00%#	$15,069	1.95%	2.62%	0.70%	119.96%
2008	22.46	(0.01)	(1.73)	—	(1.74)	(0.03)	(4.88)	(4.91)	15.81	(13.91)%	17,927	2.02%	2.34%	(0.06)%	178.32%
2007	13.23	0.06	9.59	—	9.65	(0.05)	(0.37)	(0.42)	22.46	73.81%	25,976	2.10%	2.42%	0.31%	193.08%
2006	10.00	0.01	3.22	—	3.23	—	—	—	13.23	32.30%	2,532	2.10%	6.65%	0.12%	50.80%
Class C															
2009	$15.48	$(0.01)	$0.65#	$—	$0.64	$(0.04)	$—	$(0.04)	$16.08	4.21%#	$8,267	2.70%	3.43%	(0.05)%	119.96%
2008	22.26	(0.17)	(1.64)	—	(1.81)	(0.09)	(4.88)	(4.97)	15.48	(14.49)%	9,991	2.77%	3.15%	(0.85)%	178.32%
2007	13.18	(0.06)	9.52	0.01	9.47	(0.02)	(0.37)	(0.39)	22.26	72.67%	15,497	2.85%	3.33%	(0.33)%	193.08%
2006	10.00	(0.06)	3.24	—	3.18	—	—	—	13.18	31.80%	793	2.85%	11.53%	(0.76)%	50.80%
Class Z															
2009	$15.96	$0.14	$0.57#	$—	$0.71	$(0.25)	$—	$(0.25)	$16.42	5.13%#	$11,654	1.70%	2.46%	1.10%	119.96%
2008	22.55	0.04	(1.74)	—	(1.70)	(0.01)	(4.88)	(4.89)	15.96	(13.64)%	5,333	1.76%	2.55%	0.21%	178.32%
2007	13.25	0.02	9.71	—	9.73	(0.06)	(0.37)	(0.43)	22.55	74.36%	3,377	1.85%	5.59%	0.12%	193.08%
2006	10.00	(0.03)	3.28	—	3.25	—	—	—	13.25	32.50%	24	1.85%	259.40%	(0.46)%	50.80%
Institutional Class															
2009	$16.10	$0.15	$0.60#	$—	$0.75	$(0.33)	$—	$(0.33)	$16.52	5.51%#	$9,744	1.40%	1.97%	1.20%	119.96%
2008	22.65	0.13	(1.80)	—	(1.67)	—	(4.88)	(4.88)	16.10	(13.41)%	9,231	1.47%	1.76%	0.62%	178.32%
2007	13.27	0.19	9.63	—	9.82	(0.07)	(0.37)	(0.44)	22.65	74.91%	22,303	1.55%	1.75%	1.06%	193.08%
2006	10.00	0.08	3.19	—	3.27	—	—	—	13.27	32.70%	12,622	1.55%	2.58%	1.07%	50.80%
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND^^^															
Class A															
2009	$10.10	$(0.10)	$(2.29)#	$—	$(2.39)	$—	$—	$—	$7.71	(23.66)%#	$3,480	1.67%	1.90%	(1.35)%	283.83%
2008	12.90	(0.16)	(1.71)	—	(1.87)	—	(0.93)	(0.93)	10.10	(16.08)%	11,213	1.67%	1.88%	(1.33)%	260.79%
2007	10.52	(0.16)	2.54	—	2.38	—	—	—	12.90	22.62%	35,890	1.55%	1.85%	(1.32)%	169.81%
2006	10.00	(0.13)	0.65	—	0.52	—	—	—	10.52	5.20%	20,814	1.55%	2.97%	(1.15)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	2,500	‡‡	‡‡	‡‡	‡‡
Class C															
2009	$9.86	$(0.15)	$(2.24)#	$—	$(2.39)	$—	$—	$—	$7.47	(24.24)%#	$367	2.42%	5.24%	(2.10)%	283.83%
2008	12.70	(0.24)	(1.67)	—	(1.91)	—	(0.93)	(0.93)	9.86	(16.67)%	947	2.42%	5.22%	(2.09)%	260.79%
2007	10.43	(0.24)	2.51	—	2.27	—	—	—	12.70	21.76%	511	2.30%	7.42%	(2.06)%	169.81%
2006	10.00	(0.21)	0.64	—	0.43	—	—	—	10.43	4.30%	384	2.30%	15.96%	(1.89)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡
Class Z*															
2009	$10.18	$(0.08)	$(2.31)#	$—	$(2.39)	$—	$—	$—	$7.79	(23.48)%#	$19,771	1.42%	1.57%	(1.09)%	283.83%
2008	12.97	(0.13)	(1.73)	—	(1.86)	—	(0.93)	(0.93)	10.18	(15.90)%	15,510	1.42%	1.65%	(1.11)%	260.79%
2007	10.55	(0.15)	2.57	—	2.42	—	—	—	12.97	22.94%	557	1.30%	12.38%	(1.12)%	169.81%
2006	10.46	(0.07)	0.16	—	0.09	—	—	—	10.55	0.86%	1	1.30%	787.59%	(0.93)%	282.22%
Institutional Class															
2009	$10.24	$(0.07)	$(2.31)#	$—	$(2.38)	$—	$—	$—	$7.86	(23.24)%#	$35,660	1.22%	1.18%	(0.89)%	283.83%
2008	13.01	(0.11)	(1.73)	—	(1.84)	—	(0.93)	(0.93)	10.24	(15.69)%	34,651	1.17%	1.35%	(0.85)%	260.79%
2007	10.56	(0.10)	2.55	—	2.45	—	—	—	13.01	23.20%	66,666	1.10%	1.21%	(0.86)%	169.81%
2006	10.00	(0.08)	0.64	—	0.56	—	—	—	10.56	5.60%	49,751	1.10%	1.71%	(0.70)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL INTERNATIONAL BOND FUND[(6)]															
Institutional Class															
2009	$10.38	$0.23	$0.29	$ —	$0.52	$(1.94)	$(0.34)	$(2.28)	$8.62	5.49%	$13,484	0.95%	1.01%	2.53%	58.55%
2008	10.00	0.22	0.37	—	0.59	(0.21)	—	(0.21)	10.38	5.89%	23,339	0.95%	1.11%	3.01%	234.18%
OLD MUTUAL INTERNATIONAL EQUITY FUND^															
Class A															
2009	$11.12	$0.12	$(3.46)#	$ —	$(3.34)	$(0.11)	$ —	$(0.11)	$7.67	(29.95)%#	$617	1.52%	3.43%	1.62%	151.84%
2008	13.51	0.17	(2.45)	—	(2.28)	(0.03)	(0.08)	(0.11)	11.12	(17.04)%	1,875	1.60%	2.76%	1.34%	180.69%
2007	10.95	0.14	2.87	—	3.01	(0.10)	(0.35)	(0.45)	13.51	28.02%	2,170	1.70%	4.33%	1.05%	94.78%
2006	10.00	0.18	0.77	—	0.95	—	—	—	10.95	9.50%	251	1.70%	30.10%	2.94%	48.74%
Class C															
2009	$10.89	$0.06	$(3.37)#	$ —	$(3.31)	$ —	$ —	$ —	$7.58	(30.35)%#	$921	2.27%	3.63%	0.85%	151.84%
2008	13.36	0.08	(2.42)	—	(2.34)	(0.05)	(0.08)	(0.13)	10.89	(17.72)%	2,238	2.34%	3.55%	0.63%	180.69%
2007	10.91	0.04	2.86	—	2.90	(0.10)	(0.35)	(0.45)	13.36	27.03%	1,402	2.45%	6.77%	0.29%	94.78%
2006	10.00	0.12	0.79	—	0.91	—	—	—	10.91	9.10%	170	2.45%	39.12%	1.88%	48.74%
Class Z															
2009	$11.20	$0.14	$(3.49)#	$ —	$(3.35)	$(0.15)	$ —	$(0.15)	$7.70	(29.70)%#	$513	1.27%	3.85%	1.94%	151.84%
2008	13.57	0.22	(2.49)	—	(2.27)	(0.02)	(0.08)	(0.10)	11.20	(16.88)%	1,269	1.34%	3.44%	1.74%	180.69%
2007	10.97	0.19	2.85	—	3.04	(0.09)	(0.35)	(0.44)	13.57	28.23%	1,002	1.45%	13.96%	1.37%	94.78%
2006	10.00	0.10	0.87	—	0.97	—	—	—	10.97	9.70%	1	1.45%	1,776.73%	1.59%	48.74%
Institutional Class															
2009	$11.27	$0.16	$(3.52)#	$ —	$(3.36)	$(0.18)	$ —	$(0.18)	$7.73	(29.58)%#	$72,759	1.02%	1.55%	2.15%	151.84%
2008	13.61	0.25	(2.49)	—	(2.24)	(0.02)	(0.08)	(0.10)	11.27	(16.61)%	113,297	1.06%	1.32%	1.96%	180.69%
2007	10.98	0.17	2.92	—	3.09	(0.11)	(0.35)	(0.46)	13.61	28.65%	9,834	1.20%	1.75%	1.33%	94.78%
2006	10.00	0.12	0.86	—	0.98	—	—	—	10.98	9.80%	5,490	1.20%	2.96%	1.85%	48.74%

*   Per share amounts for the year or period are calculated based on average outstanding shares.

***   Class commenced operations on December 9, 2005.

\#   Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

†   Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year or period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

††   Ratios for periods less than one year have been annualized.

†††   For Old Mutual Analytic Global Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	A	C	Z	Institutional
2009	0.78%	0.81%	0.80%	0.39%
2008	0.39%	0.42%	0.47%	0.45%
2007	0.46%	0.46%	0.46%	0.46%
2006	0.79%	0.79%	0.79%	0.79%

‡‡   This shareholder data is not being disclosed because the data is not believed to be meaningful due to the short operational history.

^   Fund commenced operations December 30, 2005.

^^   Fund commenced operations May 31, 2006.

^^^   Fund commenced operations July 29, 2005.

(1)   On December 9, 2005, the Old Mutual Analytic Fund (the "Fund") acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of The Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund.

(2)   Commenced operations March 31, 2005.

(3)   The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

(4)   The Old Mutual Analytic Fund changed its fiscal year end from December 31 to July 31. 2006 amounts are for the period 1/1/06 to 7/31/06.

(5)   For Old Mutual Analytic Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	A	C	Z	Institutional
2009	0.36%	0.36%	0.35%	0.36%
2008	0.39%	0.39%	0.39%	0.42%
2007	0.28%	0.28%	0.28%	0.27%
2006	0.34%	0.34%	0.27%	0.39%
2005	0.41%	0.35%	0.24%	n/a
2004	n/a	n/a	0.18%	n/a

(6)   Fund commenced operations on November 19, 2007.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of July 31, 2009

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers ten series portfolios, of which the following are covered by this Annual Report - the Old Mutual Analytic Fund, the Old Mutual Analytic Global Fund, the Old Mutual China Fund (formerly the Old Mutual Clay Finlay China Fund), the Old Mutual International Equity Fund, the Old Mutual International Bond Fund, and the Old Mutual Copper Rock Emerging Growth Fund (each, a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio. The Old Mutual Analytic Fund commenced operations on July 1, 1978, the Old Mutual China Fund and Old Mutual International Equity Fund commenced operations on December 30, 2005, the Old Mutual Copper Rock Emerging Growth Fund commenced operations on July 29, 2005, the Old Mutual Analytic Global Fund commenced operations on May 31, 2006 and the Old Mutual International Bond Fund commenced operations on November 19, 2007.

Shareholders may purchase shares of the Funds (except Old Mutual International Bond Fund) through four separate classes, Class A, Class C, Class Z and Institutional Class shares. Shareholders may only purchase Institutional Class shares of Old Mutual International Bond Fund. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund, except for the Old Mutual China Fund and Old Mutual International Bond Fund, is classified as a diversified management investment company. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

On July 14, 2009, the Trust's Board of Trustees (the "Board") approved an Agreement and Plan of Reorganization (the "Reorganization") pursuant to which the Old Mutual China Fund will be reorganized into the Clough China Fund, a series of Financial Investors Trust. The Old Mutual China Fund anticipates that it will complete the Reorganization on or around December 11, 2009, subject to shareholder approval.

On July 28, 2009, the Board approved a plan to liquidate and terminate Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund effective on or around the close of business October 23, 2009. The Board also approved a Plan of Liquidation and Dissolution (the "Liquidation") pursuant to which the assets of the Old Mutual Analytic Global Fund will be liquidated and the proceeds remaining after payment of liabilities and obligations of the fund will be distributed to shareholders. The Old Mutual Analytic Global Fund anticipates that it will complete the Liquidation on or around November 9, 2009, subject to shareholder approval.

As of July 31, 2009, two shareholders individually owned greater than five percent of the Old Mutual China Fund's outstanding shares, representing, in aggregate, approximately twenty-one percent of the total Fund.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board. The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Funds are subject to the provisions of Statement of Financial Account Standards No. 157 *Fair Value Measurements*, ("SFAS 157"). SFAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. Foreign securities fair valued by utilizing quotations of an independent pricing service are categorized as Level 2 securities. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of July 31, 2009, for each Fund's investments is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid at least annually, if available, with the exception of the Old Mutual International Bond Fund. Dividends from net investment income for the Old Mutual International Bond Fund are declared daily and paid monthly. Distributions of net realized capital gains, for each Fund, are generally made to shareholders at least annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds are subject to foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may enter into forward foreign currency contracts to take advantage of changes in currency values, to enhance investment returns or to hedge against foreign currency fluctuations. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are settled. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar or other foreign currencies in which it has invested. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts. The Funds held no REIT Investments during the year ended July 31, 2009.

TBA Purchase Commitments — The Funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above. The Funds did not enter into any TBA Purchase Commitments during the year ended July 31, 2009.

Mortgage Dollar Rolls — The Funds may enter into mortgage dollar rolls (principally using TBAs) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract. The Funds did not enter into any Mortgage Dollar Rolls during the year ended July 31, 2009.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs and to hedge against changes in the value of equity securities, overall equity market volatility, interest rates or foreign currencies. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchaser of an option, bears the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool. The Funds held no CMOs during the year ended July 31, 2009.

Short Sales — As is consistent with the Old Mutual Analytic Fund's and Old Mutual Analytic Global Fund's investment objectives, the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short, or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Payments by Affiliates — During the year ended July 31, 2008, the Old Mutual Copper Rock Emerging Growth was reimbursed $1 (000) by the sub-adviser for trading errors. During the year ended July 31, 2009, the Old Mutual China Fund was reimbursed $1 (000) by Clay Finlay LLC (the Fund's former sub-adviser) for a trading error. Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund was reimbursed $1 (000) and $2 (000) respectively, by the sub-adviser for trading errors.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2009, the following redemption fees were collected by the Funds.

	Class A	Class C	Class Z	Institutional Class
Old Mutual Analytic Fund	$4,005	$ —	$ 7	$—
Old Mutual China Fund	793	1,469	375	—
Old Mutual Copper Rock Emerging Growth Fund	1,059	—	67	12
Old Mutual International Equity Fund	—	—	87	—

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Analytic Fund	0.950%	N/A
Old Mutual Analytic Global Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual China Fund	1.350%	Less than $1 billion
	1.325%	From $1 billion to $2 billion
	1.300%	From $2 billion to $3 billion
	1.275%	Greater than $3 billion
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Bond Fund	0.600%	Less than $500 Million
	0.575%	$500 Million to less than $1 billion
	0.550%	Greater than $1 billion
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Current Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Analytic Fund	1.55%	2.30%	1.30%	1.25%	December 31, 2009
Old Mutual Analytic Global Fund	1.95%	2.70%	1.70%	1.40%	December 31, 2009
Old Mutual China Fund	1.95%	2.70%	1.70%	1.40%	December 31, 2009
Old Mutual Copper Rock Emerging Growth Fund	1.67%	2.42%	1.42%	1.22%	December 31, 2009
Old Mutual International Bond Fund	n/a	n/a	n/a	0.95%	December 31, 2009
Old Mutual International Equity Fund	1.52%	2.27%	1.27%	1.02%	December 31, 2009

Reimbursement by the Old Mutual Analytic Fund of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable Expense Limitation Agreement that expired on December 8, 2007 may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by the Old Mutual Analytic Fund will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement was approved by the Board. Moreover, to the extent that the Adviser reimburses advisory fees or absorbs operating expenses of a Fund, the Adviser may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable Current Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At July 31, 2009, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2010	Expires 2011	Expires 2012	Total
Old Mutual Analytic Fund	$1,067	$593	$783	$2,443
Old Mutual Analytic Global Fund	134	222	218	574
Old Mutual China Fund	148	249	233	630
Old Mutual Copper Rock Emerging Growth Fund	—	93	122	215
Old Mutual International Bond Fund	—	17	23	40
Old Mutual International Equity Fund	120	307	452	879

Amounts designated as "—" are either $0 or have been rounded to $0.

For the year ended July 31, 2009, the Adviser was reimbursed the following amounts for previously waived fees:

	Total (000)
Old Mutual Analytic Fund	$86
Old Mutual Analytic Global Fund	52
Old Mutual China Fund	29
Old Mutual Copper Rock Emerging Growth Fund	86
Old Mutual International Bond Fund	14
Old Mutual International Equity Fund	43

Sub-Advisory Agreements — The Trust, on behalf of the Old Mutual International Equity Fund, and the Adviser have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Old Mutual International Equity Fund managed by Acadian, which is computed and paid monthly at an annual rate of 0.60%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund, and the Adviser have entered into sub-advisory agreements (collectively, the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 0.70% and 0.80% for the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund, respectively. For the Old Mutual Analytic Global Fund, Analytic is entitled to receive the sub-advisory fee, net of 50% of any breakpoints, waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser.

The Trust, on behalf of the Old Mutual China Fund, and the Adviser have entered into a sub-advisory agreement (the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay LLC ("Clay Finlay"). Clay Finlay is a majority-owned subsidiary of OMUSH but has discontinued its operations as a registered investment adviser as of July 31, 2009. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement, Clay Finlay is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Old Mutual China Fund and Old Mutual International Equity Fund managed by Clay Finlay, which is computed and paid monthly at an annual rate of 1.00% and 0.60% of the Old Mutual China Fund and Old Mutual International Equity Fund, respectively. For the Old Mutual China Fund and Old Mutual International Equity Fund, Clay Finlay is entitled to receive the sub-advisory fee net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints. Effective June 1, 2009, Clay Finlay was no longer a sub-adviser to the Old Mutual International Equity Fund and Acadian became the sole sub-adviser to the Fund. Effective at the close of business on July 17, 2009, Clay Finlay was replaced as sub-adviser to the Old Mutual China Fund by Clough Capital Partners, LP ("Clough"). The Trust, on behalf of the Old Mutual China Fund, and the Adviser have entered into an interim sub-advisory agreement (the "Clough Sub-Advisory Agreement") with Clough pursuant to which Clough is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 1.00%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Copper Rock Emerging Growth Fund, and the Adviser have entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Trust, on behalf of the Old Mutual International Bond Fund, and the Adviser have entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement, Rogge is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.35%.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectuses or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub- Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Notes to Financial Statements — continued

Pursuant to the Distribution Plan for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the year ended July 31, 2009, it retained the following:

	Service Fees (000)		Distribution Fees (000)
	Class A	Class C	Class C
Old Mutual Analytic Fund	$—	$ 1	$ 4
Old Mutual Analytic Global Fund	—	—	1
Old Mutual China Fund	—	3	10
Old Mutual Copper Rock Emerging Growth Fund	—	—	1
Old Mutual International Equity Fund	—	1	2

Amounts designated as "—" are either $0 or have been rounded to $0.

Other Service Providers — The Bank of New York Mellon serves as the custodian for the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

The Funds have entered into a shareholder servicing agreement with the Administrator to provide shareholder support and other shareholder account-related services. The shareholder service fees are reviewed periodically and approved annually by the Board. Shareholder service fees paid to Old Mutual Fund Services for the year ended July 31, 2009 were as follows (000):

Old Mutual Analytic Fund	$ 3
Old Mutual Analytic Global Fund	1
Old Mutual China Fund	3
Old Mutual Copper Rock Emerging Growth Fund	—
Old Mutual International Bond Fund	—
Old Mutual International Equity Fund	1

Amounts designated as "—" are either $0 or have been rounded to $0.

Effective September 17, 2008, these services were no longer provided by the Administrator and the Trust entered into an agency agreement with DST, pursuant to which DST provides call center, correspondence and other shareholder account-related services to the Funds.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended July 31, 2009.

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the year ended July 31, 2009 were as follows:

	Purchases (000)		Sales and Maturities (000)	
	U.S. Government	Other	U.S. Government	Other
Old Mutual Analytic Fund	$—	$599,068	$ —	$842,953
Old Mutual Analytic Global Fund	—	26,437	—	39,532
Old Mutual China Fund	—	36,640	—	35,720
Old Mutual Copper Rock Emerging Growth Fund	—	160,021	—	142,406
Old Mutual International Bond Fund	—	8,504	161	16,812
Old Mutual International Equity Fund	—	110,776	—	116,434

Transactions in option contracts written in the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund for the year ended July 31, 2009, were as follows:

	Old Mutual Analytic Fund		Old Mutual Analytic Global Fund	
	Number of Contracts	Premiums Received (000)	Number of Contracts	Premiums Received (000)
Outstanding at July 31, 2008	27,440	$ 16,671	1,235	$ 764
Options written	309,620	365,216	10,938	12,546
Options terminated in closing purchasing transactions	(276,360)	(342,010)	(10,171)	(11,970)
Options expired	(43,820)	(35,725)	(1,674)	(1,190)
Outstanding at July 31, 2009	16,880	$ 4,152	328	$ 150

Notes to Financial Statements — continued

6. Share Transactions

	Old Mutual Analytic Fund		Old Mutual Analytic Global Fund	
	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08
Shares Issued and Redeemed (000):				
Class A				
Shares Issued	2,659	10,913	96	947
Shares Issued upon Reinvestment of Distributions	—	1,707	2	27
Shares Redeemed	(17,095)	(30,479)	(678)	(2,191)
Total Class A Share Transactions	(14,436)	(17,859)	(580)	(1,217)
Class C				
Shares Issued	196	3,413	29	409
Shares Issued upon Reinvestment of Distributions	—	527	—	36
Shares Redeemed	(7,703)	(14,043)	(794)	(950)
Total Class C Share Transactions	(7,507)	(10,103)	(765)	(505)
Class Z				
Shares Issued	502	969	1	8
Shares Issued upon Reinvestment of Distributions	—	428	—	2
Shares Redeemed	(1,968)	(5,537)	(36)	(1)
Total Class Z Share Transactions	(1,466)	(4,140)	(35)	9
Institutional Class				
Shares Issued	155	453	—	—
Shares Issued upon Reinvestment of Distributions	—	126	2	11
Shares Redeemed	(1,149)	(577)	(249)	—
Total Institutional Class Share Transactions	(994)	2	(247)	11
Net Increase in Shares Outstanding	(24,403)	(32,100)	(1,627)	(1,702)

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual China Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Bond Fund		Old Mutual International Equity Fund	
	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08	8/1/08 to 7/31/09	11/19/07* to 7/31/08	8/1/08 to 7/31/09	8/1/07 to 7/31/08
	458	584	536	2,024	—	—	5	177
	10	194	—	146	—	—	1	1
	(679)	(801)	(1,195)	(3,841)	—	—	(95)	(171)
	(211)	(23)	(659)	(1,671)	—	—	(89)	7
	144	296	19	67	—	—	15	152
	1	80	—	4	—	—	—	1
	(276)	(426)	(66)	(15)	—	—	(99)	(53)
	(131)	(50)	(47)	56	—	—	(84)	100
	507	366	2,404	1,601	—	—	7	56
	6	66	—	13	—	—	2	1
	(137)	(248)	(1,391)	(134)	—	—	(56)	(17)
	376	184	1,013	1,480	—	—	(47)	40
	1	1	2,198	2,807	104	2,841	1,983	10,355
	16	215	—	159	388	52	256	60
	(1)	(627)	(1,042)	(4,706)	(1,176)	(645)	(2,887)	(1,082)
	16	(411)	1,156	(1,740)	(684)	2,248	(648)	9,333
	50	(300)	1,463	(1,875)	(684)	2,248	(868)	9,480

Notes to Financial Statements — continued

7. Foreign Holdings Risk

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal years 2006 – 2008 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2009, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2009, primarily attributable to certain net operating losses, reclassifications of long-term capital gain distributions on Real Estate Investment Trust securities, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and return of capital, reclassifications of capital gains related to shortsales which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Analytic Fund	$(29,297)	$(3,220)	$ 32,517
Old Mutual Analytic Global Fund	(111)	(215)	326
Old Mutual China Fund	—	289	(289)
Old Mutual Copper Rock Emerging Growth Fund	(513)	513	—
Old Mutual International Bond Fund	—	(138)	138
Old Mutual International Equity Fund	—	(539)	539

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the year or periods ended July 31, 2009 and 2008 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Return of Capital (000)	Total (000)
Old Mutual Analytic Fund[2]				
2008	$57,467	$ —	$ —	$ 57,467
Old Mutual Analytic Global Fund				
2009	—	—	64	64
2008	1,407	134	115	1,656
Old Mutual China Fund				
2009	460	—	—	460
2008	13,762	1,888	—	15,650
Old Mutual Copper Rock Emerging Growth Fund[2]				
2008	3,203	2,116	—	5,319
Old Mutual International Bond Fund				
2009	3,146	296	—	3,442
2008[1]	545	—	—	545
Old Mutual International Equity Fund				
2009	1,772	—	—	1,772
2008	654	245	—	899

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] The Fund commenced operations on November 19, 2007.

[2] The Old Mutual Analytic Fund and Old Mutual Copper Rock Emerging Growth Fund did not declare dividends or distributions during the year ended July 31, 2009.

As of July 31, 2009, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses) (000)	Post October Currency Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Analytic Fund	$ —	$ —	$ (81,880)	$(82,515)	$(8,357)	$ 8,371	$(2,122)	$(166,503)
Old Mutual Analytic Global Fund	—	—	(9,669)	(3,958)	(353)	384	—	(13,596)
Old Mutual China Fund	892	—	(7,601)	(4,277)	(61)	10,668	—	(379)
Old Mutual Copper Rock Emerging Growth Fund	—	—	(19,088)	(13,447)	—	6,034	—	(26,501)
Old Mutual International Bond Fund	22	15	—	—	(760)	617	—	(106)
Old Mutual International Equity Fund	886	—	(24,422)	(27,960)	—	2,850	—	(48,646)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2008 through July 31, 2009 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

Notes to Financial Statements — concluded

As of July 31, 2009, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates (000):

	2016	2017	Total
Old Mutual Analytic Fund	$50,153	$31,727	$81,880
Old Mutual Analytic Global Fund	5,232	4,437	9,669
Old Mutual China Fund	—	7,601	7,601
Old Mutual Copper Rock Emerging Growth Fund	—	19,088	19,088
Old Mutual International Equity Fund	8	24,414	24,422

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written option contracts, held by each Fund at July 31, 2009 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Analytic Fund	$207,442	$ 6,669	$ —	$ 6,669
Old Mutual Analytic Global Fund	6,012	1,136	(728)	408
Old Mutual China Fund	32,916	10,753	(85)	10,668
Old Mutual Copper Rock Emerging Growth Fund	53,489	7,495	(1,461)	6,034
Old Mutual International Bond Fund	12,627	1,077	(468)	609
Old Mutual International Equity Fund	71,972	14,786	(11,943)	2,843

9. Subsequent Events

In accordance with the provisions set forth in FASB Statement of Financial Accounting Standards No. 165 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements through September 21, 2009. The Adviser intends to seek approval from the Board for a Plan of Liquidation and Dissolution of the Old Mutual International Bond Fund on September 22, 2009. If approved, this Fund will be liquidated on or around November 9, 2009. The Adviser has determined that there are no other material events that would require disclosure in the Funds' financial statements through this date.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and of cash flows for the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Analytic Fund, Old Mutual Analytic Global Fund, Old Mutual China Fund (formerly the Old Mutual Clay Finlay China Fund), Old Mutual Copper Rock Emerging Growth Fund, Old Mutual International Bond Fund and Old Mutual International Equity Fund (six of the ten funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at July 31, 2009 and the results of each of their operations, the changes in each of their net assets and of the cash flows for the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2009 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
September 21, 2009

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a July 31, 2009 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2009 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended July 31, 2009, each Fund is designating the following items or those amounts determined necessary with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution*	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Analytic Fund	$ —	0.00%	0.00%	4.25%	0.00%	100.00%
Old Mutual Analytic Global Fund	—	0.00%	0.00%	6.40%	4.66%	100.00%
Old Mutual China Fund[6]	—	0.12%	7.21%	0.00%	0.30%	100.00%
Old Mutual Copper Rock Fund	—	0.00%	0.00%	0.00%	0.00%	100.00%
Old Mutual International Bond Fund[7]	295,746	0.03%	0.03%	0.54%	0.42%	0.00%
Old Mutual International Equity Fund[8]	—	0.00%	46.14%	0.00%	0.40%	100.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(6) The fund intends to pass through a foreign tax credit to the shareholders. For the fiscal year ended July 31, 2009, the total amount of foreign source income is $840,282 or $0.31 per share. The total amount of foreign taxes to be paid is $35,324 or $0.01 per share. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

(7) The Fund intends to pass through a foreign tax credit to the shareholders. For the fiscal year ended July 31, 2009, the total amount of foreign source income is $561,810 or $0.36 per share. The total amount of foreign taxes to be paid is $3,360 or $0.0021 per share. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

(8) The Fund intends to pass through a foreign tax credit to the shareholders. For the fiscal year ended July 31, 2009, the total amount of foreign source income is $2,471,860 or $0.26 per share. The total amount of foreign taxes to be paid is $235,887 or $0.02 per share. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

* These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2009 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — July 31, 2009

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2009.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/01/09	Ending Account Value 7/31/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Fund — Class A				
Actual Fund Return	$1,000.00	$1,017.60	1.83%	$9.15
Hypothetical 5% Return	1,000.00	1,024.64	1.83	9.19
Old Mutual Analytic Fund — Class C				
Actual Fund Return	1,000.00	1,013.30	2.56	12.78
Hypothetical 5% Return	1,000.00	1,024.60	2.56	12.85
Old Mutual Analytic Fund — Class Z				
Actual Fund Return	1,000.00	1,019.80	1.56	7.81
Hypothetical 5% Return	1,000.00	1,017.01	1.56	7.80
Old Mutual Analytic Fund — Institutional Class				
Actual Fund Return	1,000.00	1,018.60	1.53	7.66
Hypothetical 5% Return	1,000.00	1,024.65	1.53	7.68
Old Mutual Analytic Global Fund — Class A				
Actual Fund Return	1,000.00	1,001.60	3.40	16.87
Hypothetical 5% Return	1,000.00	1,024.56	3.40	17.07
Old Mutual Analytic Global Fund — Class C				
Actual Fund Return	1,000.00	998.40	3.09	15.31
Hypothetical 5% Return	1,000.00	1,024.57	3.09	15.51

	Beginning Account Value 2/01/09	Ending Account Value 7/31/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Global Fund — Class Z				
Actual Fund Return	$1,000.00	$1,003.30	4.52%	$22.45
Hypothetical 5% Return	1,000.00	1,024.50	4.52	22.69
Old Mutual Analytic Global Fund — Institutional Class				
Actual Fund Return	1,000.00	1,003.80	3.78	18.78
Hypothetical 5% Return	1,000.00	1,006.03	3.78	18.80
Old Mutual China Fund — Class A				
Actual Fund Return	1,000.00	1,593.80	1.95	12.54
Hypothetical 5% Return	1,000.00	1,024.63	1.95	9.79
Old Mutual China Fund — Class C				
Actual Fund Return	1,000.00	1,587.40	2.70	17.32
Hypothetical 5% Return	1,000.00	1,024.59	2.70	13.55
Old Mutual China Fund — Class Z				
Actual Fund Return	1,000.00	1,594.20	1.70	10.93
Hypothetical 5% Return	1,000.00	1,024.64	1.70	8.53
Old Mutual China Fund — Institutional Class				
Actual Fund Return	1,000.00	1,596.10	1.40	9.01
Hypothetical 5% Return	1,000.00	1,017.80	1.40	7.00

	Beginning Account Value 2/01/09	Ending Account Value 7/31/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Copper Rock Emerging Growth Fund — Class A				
Actual Fund Return	$1,000.00	$1,237.60	1.67%	$9.27
Hypothetical 5% Return	1,000.00	1,024.64	1.67	8.38
Old Mutual Copper Rock Emerging Growth Fund — Class C				
Actual Fund Return	1,000.00	1,234.70	2.42	13.41
Hypothetical 5% Return	1,000.00	1,024.61	2.42	12.15
Old Mutual Copper Rock Emerging Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,240.40	1.42	7.89
Hypothetical 5% Return	1,000.00	1,024.66	1.42	7.13
Old Mutual Copper Rock Emerging Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,241.70	1.22	6.78
Hypothetical 5% Return	1,000.00	1,018.69	1.22	6.11
Old Mutual International Bond Fund — Institutional Class				
Actual Fund Return	1,000.00	1,075.40	0.95	4.89
Hypothetical 5% Return	1,000.00	1,024.68	0.95	4.77
Old Mutual International Equity Fund — Class A				
Actual Fund Return	1,000.00	1,263.60	1.52	8.53
Hypothetical 5% Return	1,000.00	1,024.65	1.52	7.63
Old Mutual International Equity Fund — Class C				
Actual Fund Return	1,000.00	1,259.10	2.27	12.72
Hypothetical 5% Return	1,000.00	1,024.61	2.27	11.40
Old Mutual International Equity Fund — Class Z				
Actual Fund Return	1,000.00	1,264.40	1.27	7.13
Hypothetical 5% Return	1,000.00	1,024.66	1.27	6.38
Old Mutual International Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	1,267.20	1.02	5.73
Hypothetical 5% Return	1,000.00	1,019.68	1.02	5.11

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of July 31, 2009 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
L. Kent Moore (Age: 53)	Chairman of the Board and Trustee	Since 2004	Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), since 2005. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 – 2005.	23	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long Short Fund, and Old Mutual Funds III.
John R. Bartholdson (Age: 64)	Trustee	Since 2004	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – 2007.	38	Old Mutual Funds II, Old Mutual Funds III, ING Clarion Real Estate Income Fund, and ING Clarion Global Real Estate Income Fund.
Robert M. Hamje (Age: 67)	Trustee	Since 2004	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	23	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long-Short Fund, and Old Mutual Funds III.
Jarrett B. Kling (Age: 66)	Trustee	Since 2004	Managing Director, ING Clarion Real Estate Securities (investment adviser).	23	Hirtle Callaghan Trust, ING Clarion Real Estate Income Fund, ING Clarion Global Real Estate Income Fund, ING Clarion, and Old Mutual Funds III.

INTERESTED TRUSTEE AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Julian F. Sluyters ** (Age: 49)	Interested Trustee, President, and Principal Executive Officer	Since 2006	Chief Executive Officer (2008 – present), President (2006 – present), and Chief Operating Officer (2006 –2008), Old Mutual Capital, Inc. President and Chief Executive Officer, Scudder family of funds, 2004 –2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.	23	Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, and Old Mutual Funds III.
Walter W. Driver, Jr.*** (Age: 64)	Advisory Trustee	Since 2006	Chairman - Southeast, Goldman Sachs & Co., since 2006. Chairman, King & Spalding LLP (law firm), 1970 – 2006.	23	Total Systems Services, Inc., Equifax, Inc., and Old Mutual Funds III.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** Mr. Sluyters is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of the Adviser.

*** Mr. Driver commenced service as a Trustee in May 2005. Effective January 20, 2006, he resigned as a Trustee. Effective January 23, 2006, the Board appointed Mr. Driver an Advisory Trustee of the Trust, with no voting rights.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
James F. Lummanick (Age: 61)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc. and Old Mutual Fund Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Funds II, since 2005. Chief Compliance Officer, Old Mutual Funds III, since 2008. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 – 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 – 2004.
Andra C. Ozols (Age: 48)	Vice President and Secretary	Since 2005	Chief Administrative Officer (since 2008) and Senior Vice President, Secretary, and General Counsel (since 2005), Old Mutual Capital, Inc. Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005), and Vice President (2002 – 2004), ICON Advisors, Inc. and ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 – 2005).
Karen S. Proc (Age: 39)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 – 2005.
Kathryn L. Santoro (Age: 35)	Assistant Secretary	Since 2008	Vice President and Associate General Counsel (since January 2009) and Associate Counsel (2005 – 2008), Old Mutual Capital, Inc. Associate Attorney, Hall & Evans, LLC, 2004 – 2005.
Robert T. Kelly (Age: 40)	Treasurer and Principal Financial Officer	Since 2006	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – 2006.
Kathryn A. Burns (Age: 32)	Assistant Treasurer	Since 2006	Assistant Vice President, Old Mutual Fund Services, since January 2009. Regulatory Reporting Manager, Old Mutual Capital, Inc., since 2006. Manager (2004 –2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.
Robert D. Lujan (Age: 42)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 – 2006.

* Officer of the Trust until such time as his or her successor is duly elected and qualified.

CONSIDERATIONS OF THE BOARD IN APPROVING INVESTMENT ADVISORY AND INVESTMENT SUB-ADVISORY AGREEMENTS (Unaudited)

Summary of Advisory and Sub-Advisory Agreements Approved by the Board

Old Mutual Analytic Fund (the "Analytic Fund").

On May 20, 2009, the Board approved the renewal, on behalf of the Analytic Fund, of the advisory agreement (the "Analytic Advisory Agreement"), between the Trust and Old Mutual Capital, Inc. ("OMCAP" or the "Adviser"), as well as the renewal of the sub-advisory agreement (the "Analytic Sub-Advisory Agreement") among the Trust, OMCAP, and Analytic Investors, LLC ("Analytic"), with each to continue in effect through July 31, 2010.

Old Mutual Analytic Global Fund (the "Analytic Global Fund").

On May 20, 2009, the Board approved the renewal, on behalf of the Analytic Global Fund, of the advisory agreement (the "Analytic Global Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreement (the "Analytic Global Sub-Advisory Agreement") among the Trust, OMCAP, and Analytic, with each to continue in effect through July 31, 2010.

Old Mutual Copper Rock Emerging Growth Fund (the "Copper Rock Fund").

On May 20, 2009, the Board approved the renewal, on behalf of the Copper Rock Fund, of the advisory agreement (the "Emerging Growth Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreement (the "Emerging Growth Sub-Advisory Agreement") among the Trust, OMCAP, and Copper Rock Capital Partners, LLC ("Copper Rock"), with each to continue in effect through July 31, 2010.

Old Mutual International Equity Fund (the "International Equity Fund").

On May 20, 2009, the Board approved the renewal, on behalf of the International Equity Fund, of the advisory agreement (the "International Equity Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreements (the "International Equity Sub-Advisory Agreements") among the Trust, OMCAP, and Clay Finlay, LLC ("Clay Finlay") and the Trust, OMCAP, and Acadian Asset Management LLC ("Acadian") with each to continue in effect through July 31, 2010. Effective June 1, 2009, Clay Finlay was removed as a sub-adviser of the International Equity Fund.

Old Mutual China Fund (f/k/a Old Mutual Clay Finlay China Fund") (the "China Fund").

On May 20, 2009, the Board approved the renewal, on behalf of the China Fund, of the advisory agreement (the "China Advisory Agreement"), between the Trust and OMCAP, as well as the renewal of the sub-advisory agreement (the "China Sub-Advisory Agreement with Clay Finlay") among the Trust, OMCAP, and Clay Finlay, with each to continue in effect through July 31, 2010. On July 14, 2009, the Board terminated Clay Finlay as a sub-adviser to the China Fund effective at the close of business on July 17, 2009 and appointed Clough Capital Partners, LP ("Clough") as interim sub-adviser pursuant to an Interim Investment Sub-Advisory Agreement (the "Interim China Fund Sub-Advisory Agreement with Clough") among the Trust, OMCAP, and Clough to continue in effect until the earlier to occur of the reorganization of the China Fund into the Clough China Fund or December 14, 2009. On July 28, 2009, the Board approved Clough as the sub-adviser of the China Fund pursuant to a sub-advisory agreement (the "China Fund Sub-Advisory Agreement with Clough") among the Trust, OMCAP, and Clough, which will be presented to shareholders for approval at a special meeting of shareholders on December 7, 2009.

Description of Adviser

Old Mutual Capital, Inc. ("OMCAP" or the "Adviser")

OMCAP was formed and registered as an investment adviser with the Securities and Exchange Commission ("SEC") in May 2004. OMCAP is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a wholly-owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly-owned subsidiary of Old Mutual plc., a London-exchange-listed international financial services firm. As of July 31, 2009, OMCAP managed approximately $2.4 billion in mutual fund assets. OMCAP has served as investment adviser to the Trust since its inception and is an affiliate of Acadian, Analytic, and Copper Rock through common ownership by OMUSH.

Description of the Sub-Advisers (each, a "Sub-Adviser and, collectively, the "Sub-Advisers")

Acadian, a Delaware limited liability company located at One Post Office Square, 20th Floor, Boston, Massachusetts 02109, has provided investment management services since 1986. As of July 31, 2009, Acadian had $50.3 billion in assets under management. Acadian is a majority-owned subsidiary of OMUSH.

Analytic, a California limited liability company located at 555 West Fifth St., 50th Floor, Los Angeles, California 90013, has provided investment management services since 1970. As of July 31, 2009, Analytic had $9.0 billion in assets under management. Analytic is a majority-owned subsidiary of OMUSH.

Clay Finlay has discontinued its operations as a registered investment adviser as of July 31, 2009.

Clough, a Delaware limited partnership, located at One Post Office Square, 40th Floor, Boston, MA 02109, has provided investment management services since 2000. As of July 31, 2009, Clough had approximately $2.7 billion in assets under management.

Copper Rock, a Delaware limited liability company located at 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116, has provided investment management services since 2005. As of July 31, 2009, Copper Rock held discretionary management authority with respect to approximately $1.6 billion in assets under management. Copper Rock is a majority-owned subsidiary of OMUSH.

Considerations of the Board

This section describes the factors considered by the Board of Trustees of the Trust (the "Board" or the "Trustees") in approving the renewal of the aforementioned agreements through July 31, 2010 (collectively, the "Renewal Agreements") and in approving the Interim China Fund Sub-Advisory Agreement with Clough and the China Fund Sub-Advisory Agreement with Clough (collectively, the "Clough Agreements") (the Renewal Agreements and Clough Agreements are collectively hereafter referred to as the "Agreements").

In determining whether it was appropriate to approve the Agreements, the Board requested information, provided by the Adviser and each applicable Sub-Adviser, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board received reports prepared by Lipper, Inc. ("Lipper"), a mutual fund statistical service, detailing comparative mutual fund advisory fees, expenses levels, and performance rankings (the "Lipper Report(s)"). In considering the fairness and reasonableness of the Agreements, the Board reviewed numerous factors, with respect to each applicable Fund separately, including the following:

- the nature of the services to be provided under the Agreements;

- the requirements of each Fund for the services provided by the Adviser and the Sub-Advisers;

- the quality of the services provided, including information contained in the Adviser's and Sub-Advisers' 15(c) responses and/or the Lipper Report(s) comparing the performance results of the Funds, as well as those of appropriate market indexes;

- the fees payable for the services;

- advisory fee levels compared to other similar investment accounts managed by the Adviser and the Sub-Advisers;

- the total expenses of each Fund compared to those of each Fund's respective peer group;

- the commitment of the Adviser to cap certain Fund expenses through the contractual deferral of advisory fees and/or reimbursement of expenses, and the fact that the Adviser may seek payment of such deferred fees or reimbursement of such absorbed expenses within a specified period of time after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;

- the financial condition of the Adviser and the Sub-Advisers, including financial statements and profitability analyses provided by each;

- fall-out benefits received by the Adviser and Sub-Advisers, including sources of revenue to the Adviser's affiliates through administration fees and retention of a portion of the sales charge on Class A shares;

- soft dollar benefits which may enhance the ability of the Adviser or the Sub-Advisers to obtain research and brokerage services through soft dollar Trust trades which, in turn, may inure to the benefit of their other clients;

- portfolio management statistics such as portfolio turnover and brokerage commission expenses;

- OMCAP's role as Adviser to the Trust, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;

- the economies of scale available to the Adviser and the Sub-Advisers and the resulting economies of scale passed on to shareholders;

- the capabilities of the Adviser and the Sub-Advisers, including personnel resources;

- fees charged by the Adviser to funds, other than those of the Trust, which are managed by the Adviser;

- the contemplated outsourcing of certain administrative functions and related restructuring of OMCAP, which would include, among other things, a reduction in the number of Funds and personnel;

- current economic and industry trends; and

- the overall balance of shareholder benefits versus Adviser and Sub-Adviser benefits.

Considerations of the Board in Approving Investment Advisory and Investment Sub-Advisory Agreements — concluded (Unaudited)

In addition, in determining whether it was appropriate to approve the Clough Agreements, the Board considered the following:

- the sub-advisory fee to be paid to Clough is the same fee as was paid to Clay Finlay under the China Sub-Advisory Agreement with Clay Finlay;

- Clough is experienced and possesses significant experience in managing Asian securities;

- Clough's historic investment performance of its managed accounts appeared to be consistent with the Fund's expectations;

- Clough has demonstrated its commitment to provide sufficient staffing resources and capabilities to manage the Fund, including the retention of personnel with relevant investment management experience;

- Clough's willingness to hire some of the Clay Finlay personnel who are currently responsible for managing the Fund; and

- Clough appears to have high overall quality in terms of its personnel, operations, financial condition, investment management capabilities, methodologies and performance.

Current management fees and effective management fees after expense limitations were reviewed in the context of the Adviser's costs of providing services and its profitability. In addition, the Trustees reviewed the Lipper Report(s), comparing a Fund's expense ratio, advisory fee, and performance with comparable mutual funds. The Trustees reviewed the costs of each Sub-Adviser in providing the services and the profitability to each Sub-Adviser with respect to each Fund, noting that the Adviser had yet to realize a profit on the Funds. The Trustees discussed with the Adviser the contemplated restructuring of OMCAP, in which the Adviser would propose to reduce the number of Funds, reduce personnel, and outsource certain administrative functions. The Trustees were assured that any such restructuring would not result in any material diminution of the quality of the services that the Adviser provides to the Funds.

In connection with the approval of the renewal of the Analytic Advisory Agreement and the Analytic Sub-Advisory Agreement, the Trustees considered the fact that the actual total expenses of the Analytic Fund less distribution ranked the Analytic Fund second out of a peer group of five funds and that the contractual advisory fee for the Analytic Fund was lower than three funds in the Fund's peer group and higher than one fund in its peer group. The Trustees considered the fact that the total return performance for the Analytic Fund for the one-year period ended March 31, 2009 was better than three funds in the Fund's peer group and below one fund in its peer group and for the three-year period ended March 31, 2009 below the other two funds in the Fund's peer group.

In connection with the approval of the renewal of the Analytic Global Advisory Agreement and the Analytic Global Sub-Advisory Agreement, the Trustees considered the fact that the actual total expenses of the Analytic Global Fund less distribution ranked the Analytic Global Fund fifth out of a peer group of seven funds and that the contractual advisory fee for the Analytic Global Fund was lower than three funds in the Fund's peer group and higher than three funds in its peer group. The Trustees considered the fact that the total return performance for the Analytic Global Fund for the one-year period ended March 31, 2009 was better than two funds in the Fund's peer group but below four funds in its peer group and since inception was below the other two funds in its peer group. The Board considered the continuing efforts of the Adviser with respect to performance.

In connection with the approval of the renewal of the Emerging Growth Advisory Agreement and the Emerging Growth Sub-Advisory Agreement, the Trustees considered the fact that the actual total expenses of the Emerging Growth Fund less distribution ranked the Emerging Growth Fund eighth out of a peer group of sixteen funds and that the contractual advisory fee for the Emerging Growth Fund was lower than nine funds in the Fund's peer group and higher than six funds in its peer group. The Trustees considered the fact that the total return performance for the Emerging Growth Fund for the one-year period ended March 31, 2009 was better than seven funds in the Fund's peer group and below eight funds in its peer group, for the three-year period ended March 31, 2009 better than seven funds in the Fund's peer group and below seven funds in its peer group, and since inception better than seven funds in the Fund's peer group and below five funds in its peer group.

In connection with the approval of the renewal of the International Equity Advisory Agreement and the International Equity Sub-Advisory Agreements, the Trustees considered the fact that the actual total expenses of the International Equity Fund less distribution ranked the International Equity Fund sixth out of a peer group of ten funds and that the contractual advisory fee for the International Equity Fund was lower than two funds in the Fund's peer group but higher than seven funds in its peer group. The Trustees considered the fact that the total return performance for the International Equity Fund for the one-year period ended March 31, 2009 was better than one fund in the Fund's peer group but below eight funds in its peer group and for the three-year period ended March 31, 2009 and since inception better than one fund in the Fund's peer group but below four funds in its peer group. The Board considered the continuing efforts of the Adviser with respect to performance.

In connection with the approval of the renewal of the China Advisory Agreement and the China Sub-Advisory Agreement, the Trustees considered the fact that the actual total expenses of the China Fund less distribution ranked the China Fund ninth out of a peer group of ten funds and that the contractual advisory fee for the China Fund was higher than the other nine funds in its peer group. The Board considered the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that the total return performance for the China Fund for the one-year period ended March 31, 2009 was better than the other nine funds in the Fund's peer group, for the three-year period ended March 31, 2009 better than six funds in the Fund's peer group and below one fund in its peer group, and since inception better than the other six funds in the Fund's peer group.

Board Approvals

The Board reviewed additional information provided by the Adviser and the Sub-Advisers. Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that approval of the agreements was consistent with the best interests of each Fund, as applicable, and shareholders. The Board, including all of the trustees who are not "interested persons" of the Trust, voting separately at meetings held in-person, unanimously approved the Agreements on the basis of the foregoing review and discussions. The Board concluded, among other things:

- that the level of fees to be charged by the Adviser to the Funds is comparable to the fees charged by the Adviser to the other similar funds it advises, as well as to fees charged by other investment advisers and investment sub-advisers to other funds with similar investment strategies, and is therefore reasonable, considering the services provided by the Adviser and the Sub-Advisers;

- that each Fund's performance was competitive with that of its performance peer group;

- that Acadian, Analytic, Clay Finlay, and Copper Rock are under common control with the Adviser, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that the Adviser's willingness to voluntarily defer its fees and reimburse expenses to reduce Fund expenses indicates a high level of commitment on the part of the Adviser;

- that the profitability of each Fund to the Adviser and applicable Sub-Adviser, when positive, was reasonable in light of all the circumstances;

- that the Advisory Agreements (with respect to each Fund except the Analytic Fund and the Emerging Growth Fund) contains breakpoints, which will allow shareholders to realize economies of scale as the Funds' assets increase;

- that certain economies of scale factor in approving the Agreements at the present time, but, that because of the Copper Rock Fund's capacity constraints and the Analytic Fund's and Analytic Global Fund's complexity and the level of oversight required with respect thereto, it was premature to consider economies of scale as a factor in approving the renewal of the Advisory Agreements with respect to such Funds;

- that the Adviser and Sub-Advisers are experienced and possess significant experience in managing particular asset classes;

- that the Adviser and the Sub-Advisers have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Funds, including the retention of personnel with relevant investment management experience;

- that the Adviser and Sub-Advisers appear to have overall high quality in terms of their personnel, operations, financial condition, investment management capabilities, methodologies and performance;

- that the administrative fees are competitive;

- that the sales charge for Class A shares, of which the Adviser's affiliated broker-dealer retained only a portion, was competitive; and

- that the receipt of research and brokerage services through soft dollar Trust trades would strengthen the investment management resources of the Adviser, which might ultimately benefit the Funds, as well as other funds within the Trust and in the Old Mutual complex.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-09-570 09/2009